Form 10-K, Exhibit 13
period 1994-09-30
GENEVA STEEL
filed 1994-12-29
CIK 860192

                                                                     EXHIBIT 13


SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)



OPERATING STATISTICS                                   1994             1993               1992             1991           1990
                                                     --------         --------           --------         --------       --------
Net sales                                            $486,062         $465,181           $420,026         $445,981       $507,297
Gross margin                                           15,514           21,723             13,735           52,801         97,617
Income (loss) from operations                          (6,791)           1,102             (8,587)          30,920         68,664
Income (loss) before extraordinary item               (16,696)          (8,606)           (13,092)          17,554         38,239
Net income (loss)                                     (26,230)          (8,606)           (13,092)          17,554         38,239
Net income (loss) applicable to common shares         (33,276)         (12,072)           (13,092)          17,554         38,239
Net income (loss) per common share before
      extraordinary item                                (1.57)            (.80)              (.87)            1.17           2.86
Net income (loss) per common share                      (2.20)            (.80)              (.87)            1.17           2.86

BALANCE SHEET STATISTICS                               1994             1993               1992             1991           1990
                                                     --------         --------           --------         --------       --------
Cash and cash equivalents                            $   --           $ 64,267           $  3,122         $ 45,597       $ 62,882
Working capital                                        46,797           89,167             75,654          105,926        134,022
Current ratio                                            1.49             2.04               2.33             2.77           3.08
Property, plant and equipment, net                    453,286          314,590            252,797          204,150        102,677
Total assets                                          606,815          498,384            390,462          375,888        308,402
Long-term debt                                        357,348          224,991            178,182          160,000        110,553
Redeemable preferred stock                             43,032           35,986               --               --             --
Stockholders' equity                                  103,664          135,775            141,832          154,416        133,508
Debt as a percentage of stockholders' equity              345%             166%               126%             104%            83%

ADDITIONAL STATISTICS                                    1994           1993               1992             1991           1990
                                                     --------         --------           --------         --------        --------
Operating margin per ton shipped                     $  (4.63)        $    .73           $  (6.49)        $  24.27        $ 49.94
Capital expenditures                                  164,918           82,534             66,617          113,410         56,219
Depreciation and amortization                          29,870           23,150             21,136           14,728         11,318
Cash flow from operations                             (27,469)          64,394              8,200           47,782         50,563
Raw steel production (net tons in thousands)            1,890            2,000              1,769            1,708          1,818
Steel products shipped (net tons in thousands)          1,467            1,511              1,323            1,274          1,375

PRICE RANGE OF COMMON STOCK

        The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock as reported on the NYSE Composite Tape.

FISCAL YEAR ENDED SEPTEMBER 30, 1993                                                                       HIGH            LOW
                                                                                                          -------        --------
First Quarter ended December 31                                                                           $12            $ 6 7/8
Second Quarter ended March 31                                                                              14 7/8         10 1/2
Third Quarter ended June 30                                                                                16             12
Fourth Quarter ended September 30                                                                          14 3/8          9 5/8

FISCAL YEAR ENDED SEPTEMBER 30, 1994                                                                       HIGH            LOW
                                                                                                          -------        --------
First Quarter ended December 31                                                                           $18 1/2        $11 7/8
Second Quarter ended March 31                                                                              21 3/8         13 1/4
Third Quarter ended June 30                                                                                20             13 3/8
Fourth Quarter ended September 30                                                                          21 1/4         15 1/2


As of November 30, 1994, the Company had 13,113,488 shares of Class A common stock outstanding, held by 587 stockholders of record, and 20,639,688 shares of Class B common stock outstanding, held by five stockholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
The following table sets forth the percentage relationship of certain cost and expense items to net sales for the periods indicated:

                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                            -----------------------------------------
                                                                            1994             1993               1992
                                                                            -----            -----              -----
Net sales                                                                   100.0%           100.0%             100.0%
Cost of sales                                                                96.8             95.3               96.7
                                                                            -----            -----              -----
Gross margin                                                                  3.2              4.7                3.3
Selling, general and administrative expenses                                  4.6              4.4                5.3
                                                                            -----            -----              -----
Income (loss) from operations                                                (1.4)             0.3               (2.0)
Other income (expense):
      Interest and other income                                               0.3              0.4                0.2
      Interest expense                                                       (4.4)            (3.7)              (3.3)
                                                                            -----            -----              -----
Loss before benefit for income taxes and
      extraordinary item                                                     (5.5)            (3.0)              (5.1)
Benefit for income taxes                                                     (2.1)            (1.2)              (2.0)
                                                                            -----            -----              -----
Loss before extraordinary item                                               (3.4)%           (1.8)%             (3.1)%
                                                                            =====            =====              =====

The following table sets forth the sales product mix as a percentage of net sales for the periods indicated:

                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                            -----------------------------------------
                                                                            1994             1993               1992
                                                                            -----            -----              -----
Sheet                                                                        65.3%            56.4%              44.8%
Plate                                                                        23.5             30.8               41.4
Pipe                                                                          6.9              9.7               11.2
Slabs and non-steel                                                           4.3              3.1                2.6
                                                                            -----            -----              -----
                                                                            100.0%           100.0%             100.0%
                                                                            =====            =====              =====


Fiscal Year Ended September 30, 1994 Compared with Fiscal Year Ended September 30, 1993

The steel industry is cyclical in nature. Since early calendar year 1993, the industry has experienced increasing steel prices resulting from increased demand, and the Company has implemented several price increases for certain steel products. Various producers have announced future price increases which the Company intends to follow as justified by market conditions. Industry experience has shown, however, that announced price increases may not be immediately realized, if at all, due to the competitive environment within the industry. The Company has phased in price increases as new orders have been accepted, subject to adjustments as necessary in response to market conditions. The Company's current backlog of orders booked at lower prices may, therefore, delay the realization of future price increases. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price decreases and increases more quickly than many of its competitors.

Net sales increased 4.5% while shipments decreased by approximately 43,300 tons, or 2.9%, for the year ended September 30, 1994 as compared to the previous fiscal year. The increased sales resulted from increased average selling prices on all products. The weighted average sales price (net of transportation costs) per ton of sheet, plate and pipe products increased by 12.2%, 6.1% and 0.6%, respectively, in the year ended September 30, 1994 compared to the previous fiscal year. The overall average selling price realization per ton also increased between the years; however, this increase was offset, in part, by a shift in product mix to lower priced sheet products from higher priced plate and pipe products. The shift in product mix was due primarily to the Company's suspension of certain plate production while upgrades to various processing equipment were being implemented and to favorable pricing associated with sheet products. The decrease in total shipments

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

resulted primarily from lower production due to production inefficiencies and interruptions associated with completion and implementation of various capital projects. Shipped tonnage of sheet increased approximately 74,300 tons or 7.7%, while shipped tonnage of plate and pipe decreased approximately 106,200 tons or 24.9% and 31,200 tons or 26.3%, respectively, between the two years.

Cost of sales includes raw materials, labor costs, energy costs (consisting primarily of oxygen, electricity and natural gas), depreciation and other operating and support costs associated with the production process. The Company's costs of sales, as a percentage of net sales, increased to 96.8% for the year ended September 30, 1994 from 95.3% for the previous fiscal year as a result of higher operating costs, offset, in part, by higher average selling prices. The average cost of sales per ton shipped increased approximately $27 per ton between the two years. The increased cost per ton was offset, in part, by a shift in product mix to lower cost sheet products. Costs increased primarily as a result of production inefficiencies and transition costs associated with construction and implementation of various modernization and capital projects. Costs also increased due to repair work at the blast furnace operations, increased depreciation expense, increased coke costs as a result of purchasing coke to supplement internal coke production, higher wages and benefits as required by the union labor agreement and increases in certain other operating costs. The Company expects that certain operating costs will increase in future periods. The Company's consumption of purchased coke will be higher, thereby increasing the Company's average cost of coke used in the manufacturing process. The Company also anticipates higher iron ore pellet costs and increased labor costs.

As part of its modernization efforts, the Company modified its soaking pit furnaces to hold hot slabs taken from the continuous caster and increase the temperature of the slabs in preparation for rolling. As the continuous caster and other related capital projects were implemented, the Company encountered difficulties in achieving sufficient slab heating capacity from the soaking pits. Consequently, the Company is using both the soaking pits and its existing reheat furnaces to heat slabs. Utilization of both facilities has prevented the Company from realizing approximately $8 to $10 per ton of the estimated operating cost savings previously associated with the Company's modernization program. The Company is therefore investigating various facilities designed to increase its slab heating capacity and achieve the estimated operating cost savings. Insufficient heating capacity limits the Company's ability to heat long slabs and has, therefore, reduced the percentage of large coils produced.

In April 1994, the Company began phasing in its new continuous casting facility. The start-up of the continuous casting facility has been successful with numerous milestones being achieved ahead of schedule, including production of wide cast slabs (126") and the "twin casting" of slabs. Continuously cast slabs have shown improved product quality and yield. By the end of fiscal year 1994, the Company was producing approximately 85% of its slabs through the caster. Cast slabs produced during November 1994 were approximately 92% of slab production. In the fourth quarter of fiscal year 1994, the Company successfully completed construction and began start-up of the first phase of the wide coiled plate project and other capital projects, including the conversion of the Company's broadside mill to a re-powered and upgraded reversing mill. Management believes that these projects, together with other completed modernization projects, have resulted in certain reduced production costs, increased throughput capacity and improved product quality and yield.

The Company is nearing completion of the start-up period of the continuous caster and expects to complete the final phase of the wide coiled plate project in early calendar year 1995. Upon completion of these projects, the Company expects to achieve a 1.9 million ton annual production rate, realize additional operating cost savings, increase its percentage of plate products sold and realize other operational benefits. The Company has implemented measures designed to minimize transition costs and other start-up difficulties with respect to these and other capital projects. There can be no assurance, however, that such conditions will not be greater than currently expected or extend beyond the anticipated start-up periods.

Depreciation costs included in cost of sales increased approximately $5.4 million for the year ended September 30, 1994 compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures. Depreciation expense will increase substantially due to implementation of the Company's capital projects.

Selling, general and administrative expenses for the year ended September 30, 1994 increased approximately $1.7 million as compared to fiscal year 1993. The higher expenses resulted primarily from increased wages and salaries and increased outside services in fiscal year 1994. The Company expects that wages and salaries will further increase in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Interest and other income decreased approximately $0.3 million during fiscal year 1994 as compared to the previous fiscal year as a result of a decrease in the amount of invested cash and cash equivalents.

Interest expense increased approximately $4.6 million during fiscal year 1994 as compared to fiscal year 1993. Increased interest expense due to higher levels of borrowing in fiscal year 1994 was partially offset by an increase in capitalized interest and a reduction in interest rates as a result of restructuring the Company's debt. Interest expense is expected to increase in future periods due to increased borrowings incurred in fiscal year 1994 and as capitalized interest is reduced due to lower levels of spending on capital projects.

In February 1994, the Company completed a public offering of $190 million aggregate principal amount of 9 1/2% senior notes (the "9 1/2% Senior Notes"). A portion of the proceeds from the offering was used to repay an aggregate of approximately $90 million principal amount of senior and subordinated term debt bearing a weighted average interest rate of 11.24%, plus contractual prepayment premiums of approximately $12.3 million. In addition, deferred loan costs of approximately $1.6 million were written-off in connection with the early extinguishment of the debt. The prepayment premiums and deferred loan costs have been reflected as an extraordinary item in the Company's statement of operations.

Fiscal Year Ended September 30, 1993 Compared With Fiscal Year Ended September 30, 1992

Net sales increased 10.8% on increased shipments of approximately 188,000 tons, or 14.2%, for the year ended September 30, 1993 as compared to the previous fiscal year. The increased sales from higher shipments were slightly offset by lower average selling prices. Despite the price increases announced in early calendar year 1993, the weighted average sales price (net of transportation costs) per ton of plate and pipe products decreased in the year ended September 30, 1993 compared to the previous fiscal year by 1.8% and 2.6%, respectively, while the weighted average sales price per ton of sheet increased by 0.4% between the two years. The general decline in weighted average sales prices resulted from lower average selling prices and higher transportation costs due to a shift in sales volume from the western market to the midwestern and eastern markets. The overall average selling price realization per ton was also affected by a shift in product mix to lower priced sheet products from higher priced plate products. Shipped tonnage of sheet increased approximately 271,000 tons or 39.1%, while shipped tonnage of plate and pipe decreased approximately 82,000 tons or 16.1% and 1,000 tons or 1.3%, respectively, between the two years.

During the third and fourth quarters of fiscal year 1993, the Company increased its percentage of sheet products sold. Although this shift in product mix involved increased shipments outside of the western market, higher transportation costs and lower average selling prices as discussed above, such shift improved the Company's operating margin as a result of throughput efficiencies. This mix shift also allowed the Company to increase its annualized shipping rate to 1.6 million tons.

The Company's cost of sales, as a percentage of net sales, decreased to 95.3% for the year ended September 30, 1993 from 96.7% for the previous fiscal year. The average cost of sales per ton shipped decreased approximately $13 per ton between the two years. Costs declined primarily due to the shift in product mix to lower cost sheet products coupled with production efficiencies associated with the Company's completed modernization projects. These reduced costs were partially offset by increased depreciation expense resulting from additional capital expenditures, increased wages and benefits as required by the union labor agreement, increased coke costs as a result of purchasing coke to supplement internal coke production, and increases in certain other operating costs.

Depreciation costs included in cost of sales increased approximately $2.7 million in fiscal year 1993 compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures.

Selling, general and administrative expenses for the year ended September 30, 1993 decreased approximately $1.7 million as compared to the previous fiscal year. The lower expenses resulted primarily from a write-off of approximately $1.0 million in the first quarter of fiscal year 1992 made as a result of replacing the Company's then existing revolving credit facility and reduced usage of outside services.

Interest expense increased by approximately $3.4 million during the year ended September 30, 1993 as compared to the previous fiscal year. This increase was due to higher levels of borrowing offset, in part, by an increase in interest capitalized in fiscal year 1993 and a noncash write-off of deferred loan costs of approximately $0.8 million resulting from the plan of financing completed in March 1993 described below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Liquidity and Capital Resources

The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. The Company has met these requirements over the past three years principally from the incurrence of additional long-term indebtedness, including borrowings under the Company's revolving credit facility, and cash provided by operations.

In March 1993, the Company issued in a public offering $135 million principal amount of 11 1/8% senior notes (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes, the "Senior Notes"). The 11 1/8% Senior Notes mature in 2001, are unsecured and require interest payments semi-annually on March 15 and September 15. After March 1998, the 11 1/8% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 11 1/8% Senior Notes offering was used to repurchase, at par value, approximately $70 million aggregate principal amount of term debt.

In connection with the offering of the 11 1/8% Senior Notes, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a value of $100 per share and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $124 per share as of September 30, 1994. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option, add dividends to the liquidation preference in lieu of payment in cash. In fiscal years 1994 and 1993, the Company elected to add the applicable dividends to the liquidation preference. The Company currently intends to continue to add the dividends to the liquidation preference through March 1996. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). However, the indentures governing the Senior Notes and the Company's revolving credit facility currently limit the Company's ability to incur additional indebtedness. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to incur debt resulting from the exchange of the Redeemable Preferred Stock for Exchange Debentures and to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indentures governing the Senior Notes and in the Company's revolving credit facility. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income/loss, dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share, which impact is currently $.13 per share per quarter. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

In February 1994, the Company completed a public offering of $190 million principal amount of the 9 1/2% Senior Notes. The 9 1/2% Senior Notes mature in 2004, are unsecured and require interest payments semi-annually on January 15 and July 15. After January 1999, the 9 1/2% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 9 1/2% Senior Notes offering was used to repay the Company's remaining outstanding term debt of approximately $90 million aggregate principal amount and to pay contractual prepayment premiums of approximately $12.3 million. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium.

In November 1994, the Company amended and restated its revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"), which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility in the amount of up to $45 million is secured by the Company's inventories, unsold accounts receivable, and general intangibles, and proceeds thereof, and expires on April 30, 1999. The amount available to the Company under the Revolving Credit Facility currently ranges from 50% to 55%, in the aggregate, of eligible inventories. At November 30, 1994, approximately $38.4 million was available for borrowing under the Revolving Credit Facility. Interest is payable monthly at 1.25% above the defined base rate (9.75% at November 30, 1994) or 2.5% above the defined LIBOR rate (8.5% at November 30, 1994). The Company's ability to borrow under the Revolving Credit Facility is subject to compliance with various financial covenants and tests contained therein. As of November 30, 1994, the Company had $7.5 million in borrowings outstanding under the Revolving Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

The debt instruments governing the Revolving Credit Facility and the Senior Notes contain cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among other things, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a current ratio maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. The Company has from time-to-time entered into amendments modifying certain of the covenants and tests contained in its previous revolving credit facility and may be required to seek amendments of the Revolving Credit Facility in the future based on actual operating results or capital spending. Covenants amended in the past include the interest coverage requirement, the leverage ratio maintenance requirement and the tangible net worth maintenance requirement.

In November 1994, the Company also executed agreements to create and fund a five-year accounts receivable securitization facility of up to $65 million (the "Receivables Facility"). Under the Receivables Facility, the Company sells substantially all of its accounts receivable to a wholly owned special purpose subsidiary, Geneva Steel Funding Corporation ("GSFC"). GSFC transfers the accounts receivable purchased from the Company to a trust in exchange for certain trust certificates representing ownership interests in the assets of the trust. One of the trust certificates was sold to an institutional investor and the proceeds of such sale and of subsequent fundings by the investor are used by GSFC to pay the Company for the receivables purchased by GSFC. During the term of the Receivables Facility, the cash generated by collection of the receivables will be used to purchase additional receivables (GSFC will purchase substantially all receivables from the Company on an ongoing basis) or make payments to the investor. Pursuant to the Receivables Facility, the Company acts as servicer for the accounts receivable.

The yield on amounts funded by the institutional investor under the Receivables Facility is the applicable commercial paper rate plus 0.5% (5.5% at November 30, 1994). In addition, GSFC pays a 0.375% fee on unfunded amounts. Funding availability under the Receivables Facility is based on eligible receivables as defined in the applicable agreements. At November 30, 1994, $30.9 million was available under the Receivables Facility, of which $24.7 million had been funded. The Company is not subject to any financial ratio tests under the Receivables Facility, but the agreements provide for early termination and payment upon certain events, which include the incurrence of losses or delinquencies on the receivables in excess of certain levels or the bankruptcy or insolvency of the Company. The principal benefit of the Receivables Facility is to reduce the Company's cost of funding related to its working capital needs.

Besides these and other financing activities, the Company's major source of liquidity has been cash provided by operations. Net cash used for operating activities was $27.5 million for fiscal year 1994 compared with net cash provided by operating activities of $64.4 million and $8.2 million for fiscal years 1993 and 1992, respectively. The $27.5 million used for operating activities during the year ended September 30, 1994 included approximately $41.8 million resulting from a net loss of $26.2 million and a change in deferred income taxes of $15.6 million, offset, in part, by depreciation and amortization of approximately $29.9 million. In addition, uses of cash included significant increases in raw materials and work-in-process inventories resulting from throughput decreases associated with production inefficiencies related to implementation of modernization and capital projects and from anticipated higher manufacturing volumes. This use was offset, in part, by increases in certain current liabilities primarily associated with higher inventory levels and increased purchases related to capital projects.

The Company expects its capital expenditures to require significant cash resources over the next several years. Capital expenditures were approximately $165 million, $83 million and $67 million for fiscal years 1994, 1993 and 1992, respectively. For fiscal year 1995, the Company has identified approximately $117 million in potential capital expenditures. These expenditures include additional slab heating capacity at a cost of approximately $30 million ($25 million in fiscal year 1995), an additional ironmaking facility at a cost of approximately $29 million ($27 million in fiscal year 1995), and the final phase of the wide coiled plate project at a cost of approximately $14 million. The Company has elected to defer completion of the rolling mill finishing stand improvements until the Spring of 1996. The above cost estimates are preliminary and may change as projects become more defined. Moreover, the Company may elect to adjust the design, timing and budgets of capital projects for operational, liquidity or other reasons. The Company anticipates that, in any event, it may incur significant start-up and transition costs as planned capital projects are implemented. The Revolving Credit

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


Facility contains certain limitations on capital expenditures that are dependent, in part, on the Company's actual cash flows. If the Company fails to achieve anticipated operating and cash flow results, such limitations could preclude the Company from making capital expenditures in the amounts that are currently anticipated.

The Company is required to make substantial interest and dividend payments on the Senior Notes, the Redeemable Preferred Stock or the Exchange Debentures, and outstanding balances under the Revolving Credit Facility, together with interest on any additional funding necessary for the additional capital expenditures and other working capital needs. In addition, the Company will incur costs based on the yield applicable to funded amounts under the Receivables Facility. The Company's annual debt interest expense on currently outstanding amounts is approximately $36 million and its annual preferred stock dividends are approximately $7 million. Dividends not paid in cash before April 1996 will be added to the liquidation preference of the Redeemable Preferred Stock as discussed above.

The capital costs, production inefficiencies and other transition costs associated with the Company's modernization efforts have reduced operating cash flow and liquidity as discussed above. The Company expects to enhance its liquidity and meet future capital needs through improved operating cash flows and other means discussed below. During the first quarter of fiscal year 1995, the Company's operations have improved significantly. The Company expects further improvement due to declining transition costs and production inefficiencies, increasing production, and certain operating cost savings. There can be no assurance, however, that the decline in transition costs and production inefficiencies or the increase in production and operating cost savings will continue, that sufficient product demand will exist for the Company's additional throughput capacity, or that the projected benefits of the modernization and other capital projects will be fully achieved.

The Company's ability to meet its anticipated cash needs, including capital spending, is highly dependent on cash provided by operations, which includes the effect of changes in working capital. The Company anticipates that work-in-process inventories will decline somewhat as throughput capacity increases. This decline, however, is expected to be offset by increases in certain raw materials necessary to sustain future production needs. To improve liquidity and operating cash flow, the Company may contract with independent companies to provide just-in-time supplies or consigned inventories of certain raw materials. The Company may also lease facilities and equipment related to certain capital projects. The Company has previously entered into an arrangement with one of its major customers whereby the customer makes a production prepayment of up to $10 million upon the entry of new orders. As an additional means of enhancing the Company's liquidity, the Company may negotiate an increase in the maximum amount of production prepayments to $20 million.

Although the Company believes that the anticipated cash from future operations, funding of receivables under the Receivables Facility and borrowings under the Revolving Credit Facility will provide sufficient liquidity for the Company to meet its debt service requirements and to fund ongoing operations, including required capital expenditures, there can be no assurance that these or other possible sources will be adequate. In such event, the Company may defer certain capital expenditures or pursue alternative financing sources.

The short-term and long-term liquidity of the Company is dependent upon several factors, including the Company's ongoing operations, availability of financing, foreign currency fluctuations, competitive and market forces, capital expenditures and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Consequently, there can be no assurance that the Company will have sufficient resources to fund all of its planned and future capital projects or to satisfy other working capital and cash needs. The Company also faces pending labor negotiations with the expiration of its union labor agreement in February 1995. The Company is currently unable to predict the effect such negotiations may have on the Company's operations and financial condition.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

We have audited the accompanying balance sheets of Geneva Steel Company (a Utah corporation) as of September 30, 1994 and 1993, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company as of September 30, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Salt Lake City, Utah
October 28, 1994
(except with respect to the
matters discussed in Note 2
and Note 9 as to which the
date is November 30, 1994)

BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                                            SEPTEMBER 30,
                                                                                      --------------------------
                                                                                        1994              1993
                                                                                      --------          --------
ASSETS
Current Assets:
     Cash and cash equivalents                                                        $    --           $ 64,267
     Accounts receivable, less allowance for doubtful
           accounts of $3,113 and $2,983, respectively                                  47,907            46,257
     Inventories                                                                        86,009            63,230
     Deferred income taxes                                                               6,407               --
     Prepaid expenses and other                                                          2,838             1,426
                                                                                      --------          --------
           Total current assets                                                        143,161           175,180
                                                                                      --------          --------
Property, Plant and Equipment:
     Land                                                                                1,931             1,931
     Buildings                                                                          16,092             3,725
     Machinery and equipment                                                           521,729           369,490
     Mineral property and development costs                                              8,425             8,425
                                                                                      --------          --------
                                                                                       548,177           383,571
     Less accumulated depreciation                                                     (94,891)          (68,981)
                                                                                      --------          --------
           Net property, plant and equipment                                           453,286           314,590
                                                                                      --------          --------
Other Assets                                                                            10,368             8,614
                                                                                      --------          --------
                                                                                      $606,815          $498,384
                                                                                      ========          ========

                                                                                            SEPTEMBER 30,
                                                                                      --------------------------
                                                                                        1994              1993
                                                                                      --------          --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                                 $ 57,021          $ 52,982
     Accrued payroll and related taxes                                                   9,178             8,578
     Accrued liabilities                                                                14,471            11,810
     Production prepayments                                                             10,000            10,000
     Accrued interest payable                                                            4,580             1,533
     Accrued pension and profit sharing costs                                            1,114             1,110
                                                                                      --------          --------
           Total current liabilities                                                    96,364            86,013
                                                                                      --------          --------
Long-Term Debt                                                                         357,348           224,991
                                                                                      --------          --------
Deferred Income Tax Liability                                                            6,407            15,619
                                                                                      --------          --------
Commitments and Contingencies (Note 5)

Redeemable Preferred Stock, Series B, no par value,
     400,000 shares authorized, issued and outstanding, with
     a liquidation value of $49,457 and $43,099, respectively                           43,032            35,986
                                                                                      --------          --------
Stockholders' Equity:
     Preferred stock, no par value, 3,600,000 shares authorized
           for all series, excluding Series B, none issued                                 --                --
     Common stock:
           Class A, no par value, 60,000,000 shares authorized, 14,556,431 and
                  14,360,886 shares issued, respectively                                87,193            86,094
           Class B, no par value, 50,000,000 shares authorized, 20,639,688
                  and 22,595,138 shares issued and outstanding, respectively            10,896            11,929
     Warrants to purchase Class A common stock                                           5,360             5,360
     Retained earnings                                                                  19,266            52,542
     Less 1,450,049 and 1,533,719 Class A common stock treasury shares,
           respectively, at cost                                                       (19,051)          (20,150)
                                                                                      --------          --------
                  Total stockholders' equity                                           103,664           135,775
                                                                                      --------          --------
                                                                                      $606,815          $498,384
                                                                                      ========          ========

The accompanying notes to financial statements are an integral part of these balance sheets.

STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                          -------------------------------------------
                                                                            1994             1993              1992
                                                                          --------         --------          --------
Net sales                                                                 $486,062         $465,181          $420,026
Cost of sales                                                              470,548          443,458           406,291
                                                                          --------         --------          --------
     Gross margin                                                           15,514           21,723            13,735
Selling, general and administrative expenses                                22,305           20,621            22,322
                                                                          --------         --------          --------
Income (loss) from operations                                               (6,791)           1,102            (8,587)
                                                                          --------         --------          --------
Other income (expense):
     Interest and other income                                               1,583            1,885               807
     Interest expense                                                      (21,722)         (17,096)          (13,695)
                                                                          --------         --------          --------
                                                                           (20,139)         (15,211)          (12,888)
                                                                          --------         --------          --------
Loss before benefit for income taxes and extraordinary item                (26,930)         (14,109)          (21,475)
Benefit for income taxes                                                   (10,234)          (5,503)           (8,383)
                                                                          --------         --------          --------
Loss before extraordinary item                                             (16,696)          (8,606)          (13,092)
Loss on early extinguishment of debt (net of benefit for
     income taxes of $4,429)                                                 9,534               --               --
                                                                          --------         --------          --------
Net loss                                                                   (26,230)          (8,606)          (13,092)
Less redeemable preferred stock dividends and
     accretion for original issue discount                                   7,046            3,466               --
                                                                          --------         --------          --------
Net loss applicable to common shares                                      $(33,276)        $(12,072)         $(13,092)
                                                                          ========         ========          ========
Loss per common share before extraordinary item                           $  (1.57)        $   (.80)         $   (.87)
Extraordinary item per common share                                           (.63)             --                --
                                                                          --------         --------          --------
Net loss per common share                                                 $  (2.20)        $   (.80)         $   (.87)
                                                                          ========         ========          ========
Weighted average common shares outstanding                                  15,129           15,059            15,021
                                                                          ========         ========          ========

The accompanying notes to financial statements are an integral part of these statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)



                                                                                        WARRANTS
                                             SHARES ISSUED               AMOUNT            TO
                                        -----------------------    ------------------   PURCHASE
                                          COMMON       COMMON      COMMON     COMMON     COMMON    RETAINED    TREASURY
                                          CLASS A      CLASS B     CLASS A    CLASS B   CLASS A    EARNINGS     STOCK       TOTAL
                                        ----------   ----------    -------    -------   --------   --------    --------    -------
Balance at September 30, 1991           14,079,871   25,405,288    $84,597    $13,410    $   --    $ 77,870    $(21,461)   $154,416
   Exercise of options to purchase
      Class A common stock                      --           --         --         --        --        (102)        607         505
   Capitalization to common stock of
      S Corporation stockholders
      distributions for income taxes
      returned to Company                       --           --          2          1        --          --          --           3
   Conversion of Class B common stock
      into Class A common stock            110,000   (1,100,000)       581       (581)       --          --          --          --
   Net loss                                     --           --         --         --        --     (13,092)         --     (13,092)
                                        ----------   ----------    -------    -------    ------    --------    --------    --------
Balance at September 30, 1992           14,189,871   24,305,288     85,180     12,830        --      64,676     (20,854)    141,832
   Capitalization to common stock of
      S Corporation stockholders
      distributions for income taxes
      returned to Company                       --           --          9          2        --          --          --          11
   Conversion of Class B common stock
      into Class A common stock            171,015   (1,710,150)       903       (903)       --          --          --          --
   Issuance of Class A common stock to
      employee savings plan                     --           --          2         --        --         (62)        704         644
   Redeemable preferred stock dividends         --           --         --         --        --      (3,099)         --      (3,099)
   Redeemable preferred stock accretion
      for original issue discount               --           --         --         --        --        (367)         --        (367)
   Issuance of 1,132,000 warrants to
      purchase Class A common stock
      in connection with issuance of
      redeemable preferred stock                --           --         --         --     5,360          --          --       5,360
   Net loss                                     --           --         --         --        --      (8,606)         --      (8,606)
                                        ----------   ----------    -------    -------    ------    --------    --------    --------
Balance at September 30, 1993           14,360,886   22,595,138     86,094     11,929     5,360      52,542     (20,150)    135,775
   Exercise of options to purchase
      Class A common stock                      --           --        (76)        --        --          --         449         373
   Conversion of Class B common stock
      into Class A common stock            195,545   (1,955,450)     1,033     (1,033)       --          --          --          --
   Issuance of Class A common stock to
      employee savings plan                     --           --        142         --        --          --         650         792
   Redeemable preferred stock dividends         --           --         --         --        --      (6,358)         --      (6,358)
   Redeemable preferred stock accretion
      for original issue discount               --           --         --         --        --        (688)         --        (688)
   Net loss                                     --           --         --         --        --     (26,230)         --     (26,230)
                                        ----------   ----------    -------    -------    ------    --------    --------    --------
Balance at September 30, 1994           14,556,431   20,639,688    $87,193    $10,896    $5,360    $ 19,266    $(19,051)   $103,664
                                        ==========   ==========    =======    =======    ======    ========    ========    ========

The accompanying notes to financial statements are an integral part of these statements.

STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)


Increase (Decrease) in Cash and Cash Equivalents

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                   --------------------------------------------
                                                                      1994              1993             1992
                                                                   ---------          --------         --------
Cash flows from operating activities:
     Net loss                                                      $ (26,230)         $ (8,606)        $(13,092)
     Adjustments to reconcile net loss to net cash
           provided by (used for) operating activities:
           Depreciation and amortization                              29,870            23,150           21,136
           Deferred income tax provision (benefit)                   (15,619)            2,218           11,899
           (Increase) decrease in current assets -
                 Accounts receivable, net                             (1,650)            4,148           (4,575)
                 Inventories                                         (22,779)           (3,958)          10,085
                 Income taxes receivable                                 --             15,239          (15,239)
                 Prepaid expenses and other                          (1,412)             3,237              449
           Increase (decrease) in current liabilities -
                 Accounts payable                                      4,039            19,104           (1,298)
                 Accrued payroll and related taxes                       600               654           (4,027)
                 Accrued liabilities                                   2,661             4,743             (501)
                 Production prepayments                                  --              4,001            5,999
                 Accrued interest payable                              3,047                29              (15)
                 Accrued pension and profit sharing costs                  4               435             (177)
                 Income taxes payable                                     --                --           (2,444)
                                                                   ---------          --------         --------
     Net cash provided by (used for) operating activities            (27,469)           64,394            8,200
                                                                   ---------          --------         --------
Cash flows from investing activities:
           Purchase of property, plant and equipment                (164,918)          (82,534)         (66,617)
                                                                   ---------          --------         --------
     Net cash used for investing activities                        $(164,918)         $(82,534)        $(66,617)
                                                                   =========          ========         ========


The accompanying notes to financial statements are an integral part of these statements.

(DOLLARS IN THOUSANDS)

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                    -------------------------------------------
                                                                      1994              1993             1992
                                                                    --------          --------         --------
Cash flows from financing activities:
     Proceeds from long-term debt                                   $222,348          $135,000         $ 18,182
     Payments on long-term debt                                      (89,991)          (88,191)            (460)
     Proceeds from issuance of redeemable
           preferred stock, net of offering costs                        --             32,521              --
     Proceeds from issuance of warrants to purchase
           Class A common stock, net of offering costs                   --              5,360              --
     Payments for deferred loan costs                                 (5,513)           (6,062)          (2,318)
     S Corporation stockholders distributions for
           income taxes returned to Company                              --                 11                3
     Proceeds from exercise of options to purchase
           Class A common stock                                          373               --               505
     Issuance of Class A common stock to employee
           savings plan                                                  792               644              --
     Other                                                               111                 2               30
                                                                    --------          --------         --------
     Net cash provided by financing activities                       128,120            79,285           15,942
                                                                    --------          --------         --------
     Net increase (decrease) in cash and cash equivalents            (64,267)           61,145          (42,475)
Cash and cash equivalents at beginning of year                        64,267             3,122           45,597
                                                                    --------          --------         --------
Cash and cash equivalents at end of year                            $    --           $ 64,267         $  3,122
                                                                    ========          ========         ========

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
           Interest (net of amount capitalized)                     $ 16,559          $ 14,655          $ 12,787
           Income taxes                                                  512               --               --

Supplemental schedule of noncash financing activities:

  For the year ended September 30, 1994 and 1993, the Company increased the redeemable preferred stock liquidation preference by $6,358 and $3,099, respectively, in lieu of paying a cash dividend. In addition, for the same years, redeemable preferred stock was increased by $688 and $367, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid income-earning securities with an initial maturity, at time of purchase, of ninety days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value.

The Company's cash management system utilizes a revolving credit facility with a syndicate of banks and an accounts receivable securitization facility. During periods when amounts are outstanding on the revolving credit facility, the syndicate of banks requires that cash receipts be remitted directly to the agent bank in payment of such outstanding amounts through a lockbox account and, as disbursements are made, the Company borrows against the revolving credit facility or the accounts receivable securitization facility (See Notes 2 and 9).

Inventories

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories as of September 30, 1994 and 1993 was as follows:


                                          1994             1993
                                        -------          -------
Raw materials                           $46,302          $20,138
Semi-finished and finished goods         31,608           34,462
Operating materials                       8,099            8,630
                                        -------          -------
                                        $86,009          $63,230
                                        =======          =======

Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories. Operating materials are normally consumed within one year and are accounted for as inventory.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Buildings                                             31.5 years
Machinery and Equipment                               3-30 years

Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $12,053, $7,696 and $5,774 of interest during the years ended September 30, 1994, 1993 and 1992, respectively.

Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

Major spare parts for machinery and equipment are capitalized and included in machinery and equipment in the accompanying financial statements. Spare parts are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1994 and 1993, approximately $63,889 and $130,567, respectively, of construction in progress was included in machinery and equipment in the accompanying financial statements.

Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying financial statements.

Other Assets

Other assets consist of deferred loan costs incurred in connection with obtaining long-term financing. These costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization totaled $3,659 and $2,582 at September 30, 1994 and 1993, respectively.

Production Prepayments

The Company has production prepayment terms with a major customer. The prepayment is recorded as a production prepayment liability until the product is shipped, at which time the sale is recorded. As of September 30, 1994 and 1993, production prepayments of $10,000 are included in the accompanying financial statements.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenue Recognition

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of customer claims. Reserves for estimated customer claims of $1,811 were included in the allowance for doubtful accounts in the accompanying financial statements as of September 30, 1994 and 1993.

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes." SFAS No. 109 supersedes SFAS No. 96. Effective October 1, 1993, the Company adopted SFAS No. 109. The Company had previously adopted SFAS No. 96, and therefore, the impact of adopting SFAS No. 109 did not have a significant impact on the Company's financial statements. In accordance with the provisions of SFAS No. 109, the Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. Also, in accordance with the provisions of SFAS No. 109, as of September 30, 1994, the Company reclassified current deferred tax items of $6,407 to a current deferred tax asset in the accompanying financial statements. These items were netted against deferred income tax liabilities in previous periods.

Net Loss Per Common Share

Net loss per common share is based upon the weighted average number of common and common equivalent shares outstanding during the periods presented. Common equivalent shares consist of warrants and options to purchase Class A common stock which have a dilutive effect when applying the treasury stock method. Class B common stock is included in the weighted average number of common shares outstanding at one share for every ten shares outstanding as the Class B common stock can be converted into Class A common stock at this same rate. Also, the Class B common stock is entitled to one-tenth of the dividends and other distributions paid to Class A common stockholders. The holders of both classes of common stock are entitled to one vote per share.

The net loss for the years ended September 30, 1994 and 1993 was adjusted for redeemable preferred stock dividends and accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

Reclassifications

Certain reclassifications have been made in the prior periods' financial statements to conform to the current period presentation.

2        LONG-TERM DEBT

Long-term debt as of September 30, 1994 and 1993 consisted of the following:

                                                                                                        SEPTEMBER 30,
                                                                                                 --------------------------
                                                                                                   1994              1993
                                                                                                 --------         ---------
Senior term notes issued publicly, interest payable semi-annually at 9 1/2%,
     principal due January 15, 2004, unsecured                                                   $190,000         $      --
Senior term notes issued publicly, interest payable semi-annually at 11 1/8%,
     principal due March 15, 2001, unsecured                                                      135,000           135,000
Senior term notes issued to a group of institutional investors, interest payable
     semi-annually at 11.40%, principal paid in full in March 1994                                     --            64,410
Senior term notes issued to a group of institutional investors, interest payable
     semi-annually at 10.55%, principal paid in full in March 1994                                     --            22,623
Subordinated term notes issued to institutional investors, interest payable
     semi-annually at 13.00%, principal paid in full in March 1994                                     --             2,958
Revolving credit facility from a syndicate of banks, interest is payable monthly at 1.50% above the defined base rate (9.25% at September 30, 1994), due
     February 28, 1995 (see discussion below), secured by accounts receivable
     and inventories                                                                               32,348                --
                                                                                                 --------          --------
                                                                                                 $357,348          $224,991
                                                                                                 ========          ========

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The aggregate amounts of principal maturities of long-term debt as of September 30, 1994 were as follows:

                           YEAR ENDED SEPTEMBER 30,
     1995                                              $     --
     1996                                                    --
     1997                                                    --
     1998                                                    --
     1999                                                32,348
     Thereafter                                         325,000
                                                       --------
                                                       $357,348
                                                       ========

In November 1994, the Company amended and restated its revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"), which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility in the amount of up to $45,000 is secured by the Company's inventories, unsold accounts receivable, and general intangibles, and proceeds thereof, and expires on April 30, 1999. The amount available to the Company under the Revolving Credit Facility generally ranges from 50 to 55%, in the aggregate, of eligible inventories. At November 30, 1994, approximately $38,400 was available for borrowing under the Revolving Credit Facility. Interest is payable monthly at 1.25% above the defined base rate (9.75% at November 30, 1994) or 2.5% above the defined LIBOR rate (8.5% at November 30, 1994). The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. As of November 30, 1994, the Company had $7,500 in borrowings outstanding under the Revolving Credit Facility.

In February 1994, the Company completed a public offering of $190,000 principal amount of 9 1/2% senior notes (the "9 1/2% Senior Notes"). The 9 1/2% Senior Notes mature in 2004, are unsecured and require interest payments semi-annually on January 15 and July 15. After January 1999, the 9 1/2% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 9 1/2% Senior Notes offering was used to repay the Company's remaining outstanding term debt of $89,991 aggregate principal amount and to pay contractual prepayment premiums of approximately $12,300. These prepayment premiums and the related write-off of deferred loan costs of approximately $1,600 were reflected as an extraordinary item in the accompanying financial statements.

During the years ended September 30, 1994, 1993 and 1992, the Company retired certain term loans and revolving credit facilities. Deferred loan costs applicable to debt retired were written-off by the Company and were included in the accompanying financial statements.

The debt instruments governing the Revolving Credit Facility, the 9 1/2% Senior Notes and the $135,000 principal amount of 11 1/8% senior notes (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes, the "Senior Notes") contain cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes include, among other things, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a current ratio maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. Based on such covenants, as of September 30, 1994, all of the Company's $19,266 retained earnings balance was restricted from payment of cash dividends. As of November 30, 1994, the Company was in compliance with the covenants and tests contained in the Revolving Credit Facility and the Senior Notes.

The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $339,736 as of September 30, 1994. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

3        MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 1994, 1993, and 1992, the Company derived approximately 42%, 41% and 27%, respectively, of its net sales through one customer, who is a distributor to other companies. International sales during the years ended September 30, 1994, 1993 and 1992 did not exceed 10%.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4        INCOME TAXES

The provision (benefit) for income taxes as of September 30, 1994, 1993 and 1992 consisted of the following:

                                                                       Year Ended September 30,
                                                              -------------------------------------------
                                                                1994             1993              1992
                                                              --------          -------          --------
Current income tax provision (benefit)
         Federal                                              $  1,163          $(6,201)         $(17,634)
         State                                                    (207)          (1,520)           (2,648)
                                                              --------          -------          --------
                                                                   956           (7,721)          (20,282)
                                                              --------          -------          --------
Deferred income tax provision (benefit)
         Federal                                               (10,118)           1,424            10,374
         State                                                  (1,072)             794             1,525
                                                              --------          -------          --------
                                                               (11,190)           2,218            11,899
                                                              --------          -------          --------
Benefit for income taxes                                      $(10,234)         $(5,503)         $ (8,383)
                                                              ========          =======          ========

The benefit for income taxes as a percentage of loss for the years ended September 30, 1994, 1993 and 1992 differs from the statutory federal income tax rate due to the following:

                                                                       Year Ended September 30,
                                                              -------------------------------------------
                                                                1994             1993              1992
                                                              --------         --------          --------
Statutory federal income tax rate                              (35.0)%          (34.8)%           (34.0)%
State income taxes, net of federal income tax benefit           (3.3)            (3.3)             (3.3)
Other                                                            0.3             (0.9)             (1.7)
                                                               -----            -----             -----
Effective tax rate                                             (38.0)%          (39.0)%           (39.0)%
                                                               =====            =====             =====

As of September 30, 1994, the Company had deferred income tax assets of $40,906. The deferred income tax assets have been reduced by a $1,186 valuation allowance. This valuation allowance was established during the year ended September 30, 1994 for a portion of the Company's net operating loss carryforward. The components of and the changes in the net deferred income tax assets and liabilities for the year ended September 30, 1994 were as follows:

                                                                                Deferred
                                                              October 1,        (Expense)       September 30,
                                                                 1993            Benefit            1994
                                                              ----------        ---------       -------------
Deferred income tax assets:

Net operating loss carryforward                               $      --          $ 24,986         $ 24,986
Inventory costs capitalized                                       4,351              (173)           4,178
Alternative minimum tax credit carryforward                       4,134             2,614            6,748
Accrued vacation                                                  1,723               (27)           1,696
Allowance for doubtful accounts                                     930              (246)             684
General business credits                                          1,810               461            2,271
Other                                                               109               234              343
                                                               --------          --------         --------
Total deferred income tax assets                                 13,057            27,849           40,906
Valuation allowance                                                  --            (1,186)          (1,186)
                                                               --------          --------         --------
                                                                 13,057            26,663           39,720
                                                               --------          --------         --------
Deferred income tax liabilities:
Accelerated depreciation                                        (22,976)          (12,001)         (34,977)
Mineral property development costs                               (1,792)             (349)          (2,141)
Operating materials                                              (3,305)              746           (2,559)
Other                                                              (603)              560              (43)
                                                               --------          --------         --------
Total deferred income tax liabilities                           (28,676)          (11,044)         (39,720)
                                                               --------          --------         --------
Net deferred income tax liability                              $(15,619)         $ 15,619         $     --
                                                               ========          ========         ========

As of September 30, 1994, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $62,430 and $6,748, respectively. The net operating loss carryforward expires in 2009.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5        COMMITMENTS AND CONTINGENCIES

Capital Projects

The Company has initiated substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput capacity. The Company has spent approximately $165,000 and $83,000 on capital projects during the fiscal years ended September 30, 1994 and 1993, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization efforts. For fiscal year 1995, the Company has identified approximately $117,000 in potential capital expenditures. These expenditures include additional slab heating capacity, an additional ironmaking facility and the final phase of the wide coiled plate project. The Company plans to manage the construction and completion of these capital projects as justified by future operating results, availability of funds, market conditions and other factors.

Legal Matters

The Company is subject to various legal matters, which it considers normal for its business activities. Management believes that none of these matters will have a material impact on the financial condition of the Company.

Environmental Matters

Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal. The Company believes that it is in compliance in all material respects with all currently applicable environmental regulations.

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the waste-water treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of $2,204 for environmental capital improvements in fiscal years 1995 and 1996. Such improvements include potential upgrades to the Company's coking operations ($2,000) and a wastewater diffuser system ($204). Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.

At the time of the Company's acquisition of the steel mill, the Company and USX Corporation (USX) identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorney's fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20,000 of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10,000 for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10,000 necessary to satisfy its obligations under the cost-sharing arrangement. USX has recently advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. Although the Company believes that USX's position is without merit, there can be no assurance that this matter will be resolved without litigation. Moreover, the Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to dispute.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Purchase Commitments

Effective September 27, 1988, the Company entered into an agreement, which was subsequently amended on June 8, 1990, to purchase a minimum of approximately 207 million standard cubic feet of oxygen each month. The contract expires on April 1, 1998. The contract price is adjusted semi-annually based on the change in the Producer Price Index for Industrial Commodities ("PPI"). The Company has agreed to pay all sales and excise taxes levied against the supplier.

Effective September 1, 1989, the Company entered into an agreement to purchase interruptible and firm back-up power through January 31, 1999. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and a facilities charge, based on 90,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment. For firm back-up power, the Company pays a monthly facilities charge based on 20,000 kilowatts that remains constant, and demand and energy charges based on actual usage. On November 3, 1993, the Company executed a firm power contract with the same supplier for additional power needs. Under this contract, the Company will pay the same energy price as under the interruptible contract and a power charge based on the supplier's filed industrial tariff.

Effective April 1, 1991, the Company entered into a six-year agreement to purchase high-volatile metallurgical-grade coking coal. The Company has commitments to purchase a minimum of 180,000 tons of high-volatile metallurgical-grade coking coal in each remaining contract year. The purchase price is adjusted in each contract year based on the change in the PPI.

Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in December 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the PPI.

Effective January 12, 1993 the Company entered into a three-year agreement to purchase metallurgical coke. The contract expires on December 31, 1995. The Company has commitments to purchase a minimum of 152,000 tons of metallurgical coke during the third contract year.

Effective January 1, 1994, the Company entered into a nine-year agreement to purchase metallurgical coke. The Company has commitments to purchase a minimum of 274,000 tons of coke at a specified price in the second and third contract years. The quantity and price for subsequent years will be as agreed by the parties.

Lease Obligations

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases at September 30, 1994, were as follows:

                                                              Year Ended
                                                             September 30,
                                                             -------------
         1995                                                    $2,173
         1996                                                     2,029
         1997                                                       875
         1998                                                       196
         1999                                                       175
         Thereafter                                                 313
                                                                 ------
                                                                 $5,761
                                                                 ======

Total rental expenses for non-cancelable operating leases was approximately $1,505 for the year ended September 30, 1994.

Letters of Credit

As of September 30, 1994, the Company had outstanding letters of credit totaling approximately $2,550.

6        REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40,000 of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $124 per share as of September 30, 1994. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option,

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

add dividends to the liquidation preference in lieu of payment in cash. During the years ended September 30, 1994 and 1993, the Company increased the liquidation value of the Redeemable Preferred Stock to $49,457 and $43,099, respectively, by adding dividends to the liquidation preference. The Company currently intends to continue to add the dividends to the liquidation preference through March 1996. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). However, the indentures governing the Senior Notes and the Company's Revolving Credit Facility currently limit the Company's ability to incur additional indebtedness. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to incur debt resulting from the exchange of the Redeemable Preferred Stock for Exchange Debentures and to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indentures governing the Senior Notes and in the Company's Revolving Credit Facility. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $48,000 at September 30, 1994. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was approximately $9,622 at September 30, 1994. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on quoted market prices.


7        STOCK OPTIONS

Effective January 2, 1990, the Company granted options to purchase 330,000 shares of Class A common stock to key employees at an exercise price of ten dollars and ninety-one cents per share. On January 2, 1992, 40% of the stock options became exercisable and an additional 20% become exercisable each January 2 thereafter through 1995. The stock options remain exercisable until the earlier of 90 days after the employee's termination of employment or ten years from the date such stock options were granted.

During the year ended September 30, 1992, the Company amended its stock option agreement with a former employee of the Company. Pursuant to this amendment, the Company agreed to vest all of the former employee's options to purchase an aggregate of 66,000 shares of Class A common stock and permit exercise of such options at any time through the tenth anniversary of the date the options were granted. As of September 30, 1994, 11,000 of these options to purchase Class A common stock had been exercised.

Effective July 20, 1990, the Company's Board of Directors adopted a Key Employee Plan (the "Employee Plan") which was approved by the Company's stockholders in January 1991. The Employee Plan provides that incentive and nonstatutory stock options to purchase Class A common stock and corresponding stock appreciation rights may be granted. The Employee Plan provides for issuance of up to 1,000,000 shares of Class A common stock, with no more than 750,000 shares of Class A common stock cumulatively available upon exercise of incentive stock options. Effective August 6, 1992, March 3, 1993 and April 5, 1994, the Company granted incentive stock options to purchase an aggregate of 125,000, 155,900 and 128,700 shares of Class A common stock, respectively, under the Employee Plan.

The Employee Plan Committee (the "Committee") shall determine the time or times when each incentive or nonstatutory stock option vests and becomes exercisable; provided no stock option shall be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of incentive stock options to purchase Class A common stock shall be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock is determined by the Committee.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Stock option activity for the years ended September 30, 1994, 1993, and 1992 consisted of the following:

                                        NUMBER OF        PRICE PER
                                         SHARES         SHARE RANGE
                                        ---------       ------------
Outstanding at September 30, 1991        297,000        $      10.91
Granted                                  125,000           7.88-8.66
Exercised                                (46,200)              10.91
                                         -------        ------------
Outstanding at September 30, 1992        375,800          7.88-10.91
Granted                                  155,900         11.75-12.93
Cancelled                                 (1,700)         7.88-11.75
                                         -------        ------------
Outstanding at September 30, 1993        530,000          7.88-12.93
Granted                                  128,700         15.00-16.50
Exercised                                (34,200)              10.91
Cancelled                                 (4,100)         7.88-11.75
                                         -------        ------------
Outstanding at September 30, 1994        620,400        $ 7.88-16.50
                                         =======        ============

Options to purchase 237,600, 177,600 and 132,000 shares of Class A common stock were exercisable on September 30, 1994, 1993 and 1992, respectively.


8        EMPLOYEE BENEFIT PLANS

Union Pension Plan

The Company has a qualified noncontributory defined contribution pension plan which provides benefits for all eligible employees covered by a collective bargaining agreement. The Company contributed 4% of each participant's compensation to this plan during the years ended September 30, 1994, 1993 and 1992. Total contributions by the Company for the years ended September 30, 1994, 1993 and 1992 were $3,086, $2,675 and $2,900, respectively. The participants vest in these contributions at 20% for each year of service and become fully vested after five years.

Management Employee Savings and Pension Plan

The Company has a savings and pension plan which provides benefits for all eligible employees not covered by a collective bargaining agreement. This plan is comprised of two qualified plans: (1) a management employee savings 401(k) plan with a cash or deferred compensation arrangement and discretionary matching contributions and (2) a noncontributory defined contribution pension plan.

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match each participant's contribution to the employee savings plan up to 4% of their compensation for fiscal years 1994, 1993 and 1992. The pension plan provided for contributions by the Company of 4% of each participant's compensation for fiscal years 1994, 1993 and 1992. During fiscal years 1994, 1993 and 1992, total contributions by the Company were $1,780, $1,567 and $1,467, respectively. The participants vest in the Company's contributions at 20% for each year of service and become fully vested after five years.

Profit Sharing and Bonus Programs

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing and bonus payments were accrued in the years ended September 30, 1994, 1993 and 1992.

During the year ended September 30, 1993, the Company implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance plan payments in any given fiscal year.

Supplemental Executive Plans

The Company maintains insurance and retirement agreements with certain of the management employees and executive officers. Pursuant to the insurance agreements, the Company pays the annual pre-

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

miums and receives certain policy proceeds upon the death of the retired management employee or executive officer. Pursuant to the retirement agreements, the Company provides for the payment of supplemental benefits to certain management employees and executive officers upon retirement.

9        SUBSEQUENT EVENT

In November 1994, the Company executed agreements to create and fund a five-year accounts receivable securitization facility of up to $65,000 (the "Receivables Facility"). Under the Receivables Facility, the Company sells substantially all of its accounts receivable to a wholly owned special purpose subsidiary, Geneva Steel Funding Corporation ("GSFC"). GSFC transfers the accounts receivable purchased from the Company to a trust in exchange for certain trust certificates representing ownership interests in the assets of the trust. One of the trust certificates was sold to an institutional investor and the proceeds of such sale and of subsequent fundings by the investor are used by GSFC to pay the Company for the receivables purchased by GSFC. During the term of the Receivables Facility, the cash generated by collection of the receivables will be used to purchase additional receivables (GSFC will purchase substantially all receivables from the Company on an ongoing basis) or make payments to the investor. Pursuant to the Receivables Facility, the Company acts as servicer for the accounts receivable.

The yield on amounts funded by the institutional investor under the Receivables Facility is the applicable commercial paper rate plus 0.5% (5.5% at November 30, 1994). In addition, GSFC pays a 0.375% fee on unfunded amounts. Funding availability under the Receivables Facility is based on eligible receivables as defined in the applicable agreements. At November 30, 1994, $30,900 was available under the Receivables Facility, of which $24,700 had been funded. The Company is not subject to any financial ratio tests under the Receivables Facility, but the agreements provide for early termination and payment upon certain events, which include the incurrence of losses or delinquencies on the receivables in excess of certain levels or the bankruptcy or insolvency of the Company. In the event of a liquidation of GSFC, such institutional investor would be entitled to receive proceeds from collections of accounts receivable based on a formula which takes into account the investor's pro rata share of funding to total trust assets.

10       SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of quarterly financial information for the years ended September 30, 1994 and 1993 is as follows:


                                                                                     YEAR ENDED SEPTEMBER 30, 1994,
                                                                            -----------------------------------------------
                                                                              FIRST       SECOND        THIRD       FOURTH
                                                                            --------     --------     --------     --------
Net sales                                                                   $127,099     $121,115     $113,195     $124,653
Gross margin                                                                  11,473        1,899         (855)       2,997
Income (loss) before extraordinary item (a)                                    1,710       (4,680)      (7,074)      (6,652)
Net income (loss)                                                              1,710      (13,938)      (7,074)      (6,928)
Net income (loss) applicable to common shares                                     31      (15,671)      (8,862)      (8,774)
Net income (loss) per common share before extraordinary item                    .002         (.43)        (.59)        (.56)
Net income (loss) per common share                                              .002        (1.04)        (.59)        (.58)




                                                                                     YEAR ENDED SEPTEMBER 30, 1994,
                                                                            -----------------------------------------------
                                                                              FIRST       SECOND        THIRD       FOURTH
                                                                            --------     --------     --------     --------
Net sales                                                                   $101,149     $115,542     $124,954     $123,536
Gross margin                                                                   1,681        1,702        7,595       10,745
Net income (loss)                                                             (3,937)      (4,568)      (1,029)         928
Net loss applicable to common shares                                          (3,937)      (4,829)      (2,607)        (699)
Net loss per common share                                                       (.26)        (.32)        (.17)        (.05)

(a) The extraordinary item is a loss on early extinguishment of debt in the second quarter of fiscal year 1994 with an adjustment in the fourth quarter of fiscal year 1994 (See Note 2).