Form 10-K405, Exhibit 13
period 1995-09-30
GENEVA STEEL
filed 1995-12-28
CIK 860192

                            SELECTED FINANCIAL DATA
           (Dollars in thousands, except per share and per ton data)


   -----------------------------------------------------------------------------------------------------------
OPERATING STATISTICS                                      1995        1994       1993         1992        1991
   -----------------------------------------------------------------------------------------------------------
    Net sales                                         $665,699    $486,062   $465,181     $420,026    $445,981
    Gross margin                                        71,508      15,514     21,723       13,735      52,801
    Income (loss) from operations                       47,713      (6,791)     1,102       (8,587)     30,920
    Income (loss) before extraordinary item             11,604     (16,696)    (8,606)     (13,092)     17,554
    Net income (loss)                                   11,604     (26,230)    (8,606)     (13,092)     17,554
    Net income (loss) applicable to common shares        3,606     (33,276)   (12,072)     (13,092)     17,554
    Net income (loss) per common share before
      extraordinary item                                   .24       (1.57)      (.80)        (.87)       1.17
    Net income (loss) per common share                     .24       (2.20)      (.80)        (.87)       1.17
   -----------------------------------------------------------------------------------------------------------
BALANCE SHEET STATISTICS                                  1995        1994       1993         1992        1991
   -----------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                        $  12,808    $     --  $  64,267   $    3,122   $  45,597
    Working capital                                     33,045      46,797     89,167       75,654     105,926
    Current ratio                                         1.29        1.49       2.04         2.33        2.77
    Property, plant and equipment, net                 470,390     453,286    314,590      252,797     204,150
    Total assets                                       628,797     606,815    498,384      390,462     375,888
    Long-term debt                                     342,033     357,348    224,991      178,182     160,000
    Redeemable preferred stock                          51,031      43,032     35,986           --          --
    Stockholders' equity                               108,074     103,664    135,775      141,832     154,416
    Long-term debt as a percentage
      of stockholders' equity                             316%        345%       166%         126%        104%
   -----------------------------------------------------------------------------------------------------------
ADDITIONAL STATISTICS                                     1995        1994       1993         1992        1991
   -----------------------------------------------------------------------------------------------------------
    Operating income (loss) per ton shipped            $ 24.99   $   (4.63)  $    .73    $   (6.49)   $  24.27
    Capital expenditures                                68,025     164,918     82,534       66,617     113,410
    Depreciation and amortization                       39,308      29,870     23,150       21,136      14,728
    Cash flows from operating activities                81,985     (27,469)    64,394        8,200      47,782
    Raw steel production (net tons in thousands)         2,145       1,890      2,000        1,769       1,708
    Steel products shipped (net tons in thousands)       1,909       1,467      1,511        1,323       1,274
   -----------------------------------------------------------------------------------------------------------

PRICE RANGE OF COMMON STOCK
   ----------------------------------------------------------------------------
    The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock as reported on the NYSE Composite Tape.
   ----------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------
    FISCAL YEAR ENDED SEPTEMBER 30, 1994                                                      HIGH         LOW
   -----------------------------------------------------------------------------------------------------------
    First Quarter ended December 31                                                      $  18 1/2   $  11 7/8
    Second Quarter ended March 31                                                           21 3/8      13 1/4
    Third Quarter ended June 30                                                             20          13 3/8
    Fourth Quarter ended September 30                                                       21 1/4      15 1/2
   -----------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------
    FISCAL YEAR ENDED SEPTEMBER 30, 1995                                                      HIGH         LOW
   -----------------------------------------------------------------------------------------------------------
    First Quarter ended December 31                                                      $  18       $  12 1/4
    Second Quarter ended March 31                                                           16           9 3/4
    Third Quarter ended June 30                                                             12           7 1/8
    Fourth Quarter ended September 30                                                        9 3/4       7 3/4
   -----------------------------------------------------------------------------------------------------------

As of November 30, 1995, the Company had 13,343,871 shares of Class A common stock outstanding held by 646 stockholders of record, and 19,151,348 shares of Class B common stock outstanding held by five stockholders of record.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated:

   -------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                                              1995       1994         1993
   -------------------------------------------------------------------------------------------------
    Net sales                                                       100.0%     100.0%       100.0%
    Cost of sales                                                     89.3       96.8         95.3
                                                                  ----------------------------------
    Gross margin                                                      10.7        3.2          4.7
    Selling, general and administrative expenses                       3.5        4.6          4.4
                                                                  ----------------------------------
    Income (loss) from operations                                      7.2       (1.4)         0.3
    Other income (expense):
      Interest and other income                                        0.1        0.3          0.4
      Interest expense                                                (4.6)      (4.4)        (3.7)
      Other expense                                                   (0.4)        --           --
                                                                  ----------------------------------
    Income (loss) before provision (benefit) for income taxes
      and extraordinary item                                           2.3       (5.5)        (3.0)
    Provision (benefit) for income taxes                               0.6       (2.1)        (1.2)
                                                                  ----------------------------------
    Income (loss) before extraordinary item                           1.7%       (3.4)%       (1.8)%
                                                                  ----------------------------------

The following table sets forth the sales product mix as a percentage of net sales for the years indicated:
   ----------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                                              1995       1994         1993
   -------------------------------------------------------------------------------------------------
    Sheet                                                            40.7%      65.3%        56.4%
    Plate                                                             35.1       23.5         30.8
    Pipe                                                               6.4        6.9          9.7
    Slab                                                              15.0        1.0           --
    Non-steel                                                          2.8        3.3          3.1
                                                                  ----------------------------------
                                                                    100.0%     100.0%       100.0%
                                                                  ----------------------------------
   -------------------------------------------------------------------------------------------------


FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED
WITH FISCAL YEAR ENDED SEPTEMBER 30, 1994

         Net sales increased 37.0% due to increased shipments of approximately 441,700 tons and increased average selling prices for the year ended September 30, 1995 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products increased by 5.4%, 9.9%, 11.5% and 6.2%, respectively, in the year ended September 30, 1995 compared to the previous fiscal year. The overall average selling price realization per ton also increased between the years as a result of a shift in product mix to higher-priced plate products. This increase was offset, in part, by the Company's increased sales of lower-priced slab products. Consistent with the Company's strategic objectives, plate shipments have increased as various upgrades to plate processing and finishing equipment have been completed and implemented. The Company intends to continue shifting its product mix toward plate. The Company increased slab shipments in response to favorable slab pricing and to maximize production from the continuous caster. Despite weakening slab prices, the Company expects that slab sales will continue as a means of maximizing throughput. Shipped tonnage of plate, pipe and slabs increased approximately 276,400 tons or 86.2%, 12,700 tons or 14.5% and 350,300 tons or 1,762.5%, respectively, while shipped tonnage of sheet decreased approximately 197,700 tons or 19.0% between the two years.

                 Pricing for hot-rolled sheet, plate, pipe and slab products weakened late in the fiscal year as a result of efforts by service centers to reduce high inventory levels, an increase in domestic hot-rolled capacity and other market factors. Pricing has also been adversely affected by unfairly traded imports, including most recently from non-traditional sources such as Russia, Ukraine and China. The Company's bookings in the first fiscal quarter have reflected additional price reductions.

         Based on recent orders, pricing may be stabilizing. The Company intends to react to price increases or decreases in the market as justified by competitive conditions. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price increases and decreases more quickly than many of its competitors.

                 During the fourth fiscal quarter, the Company increased its production of higher-margin large coils due primarily to the start-up of a new 42-megawatt induction slab heating furnace, which is located in-line with the Company's caster and rolling mill. The Company is continuing to integrate the induction furnace into the production process. The Company continues to evaluate its slab heating requirements and may elect to install additional heating capacity.

                 Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, decreased to 89.3% for the year ended September 30, 1995 from 96.8% for the previous fiscal year as a result of higher average selling prices and lower operating costs. The average cost of sales per ton shipped decreased approximately $9 per ton between the two years. The decreased cost per ton resulted from lower operating costs and from increased sales of lower-cost slab products offset, in part, by a shift in product mix to higher-cost plate products. Costs decreased primarily as a result of increased production efficiencies associated with completed capital projects, increased production throughput and other operating improvements offset, in part, by higher depreciation expense, increased raw materials costs and higher wages and benefits. The Company expects to achieve additional improvements in operating efficiencies in future periods as a result of reduced labor costs per ton, increased production throughout, reduction of start-up and transition costs and improved yields. The Company expects, however, that certain raw materials costs will increase in future periods. The Company anticipates higher iron ore pellet costs. During the year, the Company finalized a five-year iron ore pellet supply agreement with USX Corporation. Pricing under the agreement is generally based upon an index and resulted in an increase in finished product cost of approximately $3 per ton effective in September 1995.

                 Construction is nearing completion on a new plasma-fired cupola ironmaking facility. The Company expects the facility to become available for operation in the first calendar quarter of 1996. The cupola will be used to replace or supplement blast furnace iron production, particularly when scrap prices are favorable or during relines and other periods requiring additional ironmaking capacity. The Company expects the facility lease cost of the cupola to add approximately $2 per ton to finished product cost. The impact of the cupola facility on finished product cost will be dependent on raw materials costs, particularly scrap, and the level of integration of the cupola.

                 Start-up and transition costs associated with implementation of ongoing capital projects have adversely affected the Company's operating results, including finished product throughput and yields. The Company expects that the first fiscal quarter will be similarly affected by integration of projects such as the induction furnace and wide coiled plate project. The Company has, however, completed and implemented several of its capital projects and has deferred completion of additional major projects, particularly with respect to the rolling mill finishing stand improvements. The Company expects that start-up and transition costs will decline significantly as current capital projects are fully implemented and operations are stabilized.

                 Depreciation costs included in cost of sales increased approximately $11.2 million for the year ended September 30, 1995 compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures. Depreciation expense will further increase due to implementation of the Company's capital projects.

                 Selling, general and administrative expenses for the year ended September 30, 1995 increased approximately $1.5 million as compared to the previous fiscal year. The higher expenses resulted primarily from increased salaries and wages and outside services.

                 Interest and other income decreased approximately $1.1 million during the year ended September 30, 1995 as compared to the previous fiscal year as a result of a decrease in the amount of invested cash and cash equivalents.

                 Interest expense increased approximately $8.9 million during the year ended September 30, 1995 as compared to the previous fiscal year. Interest expense increased due to higher levels of borrowing and decreased capitalized interest during the year ended September 30, 1995 offset, in part, by a reduction in interest rates as a result of restructuring the Company's debt during fiscal year 1994.

                 Other expense was $2.4 million for the year ended September 30, 1995. Other expense reflects the costs incurred in connection with the Company's receivables securitization facility, which was established by the Company in November 1994.

                 The provision for income taxes for the year ended September 30, 1995 was reduced by utilization of a net operating loss carryforward and a $1.2 million income tax benefit resulting from a reassessment of the Company's deferred income tax liabilities. As a result, the Company's effective tax rate was 24% for the year ended September 30, 1995. The Company expects its effective tax rate in future periods to be near the statutory income tax rate of approximately 38%.

FISCAL YEAR ENDED SEPTEMBER 30, 1994 COMPARED
WITH FISCAL YEAR ENDED SEPTEMBER, 30, 1993

         Net sales increased 4.5% while shipments decreased by approximately 43,300 tons, or 2.9%, for the year ended September 30, 1994 as compared to the previous fiscal year. The increased sales resulted from increased average selling prices on all products. The weighted average sales price (net of transportation costs) per ton of sheet, plate and pipe products increased by 12.2%, 6.1% and 0.6%, respectively, in the year ended September 30, 1994 compared to the previous fiscal year. The overall average selling price realization per ton also increased between the years; however, this increase was offset, in part, by a shift in product mix to lower priced sheet products from higher priced plate and pipe products. The shift in product mix was due primarily to the Company's suspension of certain plate production while upgrades to various processing equipment were being implemented and to favorable pricing associated with sheet products. The decrease in total shipments resulted primarily from lower production due to production inefficiencies and interruptions associated with completion and implementation of various capital projects. Shipped tonnage of sheet increased approximately 74,300 tons or 7.7%, while shipped tonnage of plate and pipe decreased approximately 106,200 tons or 24.9% and 31,200 tons or 26.3%, respectively, between the two years.

                 The Company's cost of sales, as a percentage of net sales, increased to 96.8% for the year ended September 30, 1994 from 95.3% for the previous fiscal year as a result of higher operating costs offset, in part, by higher average selling prices. The average cost of sales per ton shipped increased approximately $27 per ton between the two years. The increased cost per ton was offset, in part, by a shift in product mix to lower cost sheet products. Costs increased primarily as a result of production inefficiencies and transition costs associated with construction and implementation of various modernization and capital projects. Costs also increased due to repair work at the blast furnace operations, increased depreciation expense, increased coke costs as a result of purchasing coke to supplement internal coke production, higher wages and benefits as required by the union labor agreement and increases in certain other operating costs.

                 Depreciation costs included in cost of sales increased approximately $5.4 million for the year ended September 30, 1994 compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures.

                 Selling, general and administrative expenses for the year ended September 30, 1994 increased approximately $1.7 million as compared to the previous fiscal year. The higher expenses resulted primarily from increased wages and salaries and increased outside services in fiscal year 1994.

                 Interest and other income decreased approximately $0.3 million during the year ended September 30, 1994 as compared to the previous fiscal year as a result of a decrease in the amount of invested cash and cash equivalents.

                 Interest expense increased approximately $4.6 million during the year ended September 30, 1994 as compared to the previous fiscal year. Increased interest expense due to higher levels of borrowing in fiscal year 1994 was partially offset by an increase in capitalized interest and a reduction in interest rates as a result of restructuring the Company's debt.

                 In February 1994, the Company completed a public offering of $190 million aggregate principal amount of 9 1/2% senior notes (the "9 1/2% Senior Notes"). A portion of the proceeds from the offering was used to repay an aggregate of approximately $90 million principal amount of senior and subordinated term debt bearing a weighted average interest rate of 11.24%, plus contractual prepayment premiums of approximately $12.3 million. In addition, deferred loan costs of approximately $1.6 million were expensed in connection with the early extinguishment of the debt. The prepayment premiums and deferred loan costs have been reflected as an extraordinary item in the Company's fiscal year 1994 statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. The Company has met these requirements over the past three years principally from the incurrence of additional long-term indebtedness, including borrowings under the Company's revolving credit facility, fundings under its accounts receivable securitization facility, equipment lease financing and cash provided by operations.

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

                 In connection with the offering of the 11 1/8% Senior Notes, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $142 per share as of September 30, 1995. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option, add dividends to the liquidation preference in lieu of payment in cash.
         In fiscal years 1995, 1994 and 1993, the Company elected to add the applicable dividends to the liquidation preference. The Company will continue to add the dividends to the liquidation preference through March 1996. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). However, the financial covenants governing the Company's revolving credit facility currently limit the Company's ability to incur additional indebtedness, including the exchange of the Redeemable Preferred Stock. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indentures governing the Senior Notes and in the Company's revolving credit facility. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income/loss, dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share, which impact is currently $.14 per share per quarter. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

                 In February 1994, the Company completed a public offering of $190 million principal amount of 9 1/2% Senior Notes. The 9 1/2% Senior Notes mature in 2004, are unsecured and require interest payments semi-annually on January 15 and July 15. After January 1999, the 9 1/2% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 9 1/2% Senior Notes offering was used to repay the Company's remaining outstanding term debt of approximately $90 million aggregate principal amount and to pay contractual prepayment premiums of approximately $12.3 million.

                 In November 1994, the Company amended and restated its revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"), which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $45 million, is secured by the Company's inventories, unsold accounts receivable, and general intangibles, and proceeds thereof, and expires on April 30, 1999. The amount available to the Company under the Revolving Credit Facility currently ranges from 50% to 55%, in the aggregate, of eligible inventories. At December 22, 1995, the Company's eligible inventories supported full access to the $45 million Revolving Credit Facility. Interest is payable monthly at the defined base rate (8.75% at

         November 30, 1995) plus 1.75% or the defined LIBOR rate (5.75% at November 30, 1995) plus 3.0%. The Company's ability to borrow under the Revolving Credit Facility is subject to compliance with various financial covenants and tests contained therein. As of December 22, 1995, the Company had $19.8 million in borrowings and $9.3 million in letters of credit outstanding under the Revolving Credit Facility.

                 The debt instruments governing the Revolving Credit Facility and the Senior Notes contain cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a current ratio maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. In June and October 1995, the Company entered into amendments modifying the financial covenants and tests contained in the Revolving Credit Facility. The Company will likely be required to seek additional amendments of the Revolving Credit Facility in the future based on actual operating results or capital spending.

                 In November 1994, the Company also executed agreements to create and fund a five-year accounts receivable securitization facility of up to $65 million (the "Receivables Facility"). Under the Receivables Facility, the Company sells substantially all of its accounts receivable to a wholly-owned special purpose subsidiary, Geneva Steel Funding Corporation ("GSFC"). GSFC transfers the accounts receivable purchased from the Company to a trust in exchange for certain trust certificates representing ownership interests in the assets of the trust. One of the trust certificates is then sold to an institutional investor and the related proceeds are used by GSFC to pay the Company for the receivables purchased by GSFC. During the term of the Receivables Facility, the cash generated by collection of the receivables will be used to purchase additional receivables or make payments to the investor. GSFC will purchase substantially all of the Company's receivables on an ongoing basis. Pursuant to the Receivables Facility, the Company acts as servicer for the accounts receivable.

                 The yield on amounts funded by the institutional investor under the Receivables Facility is the applicable commercial paper rate (5.27% at November 30, 1995) plus 0.5%. In addition, GSFC pays a 0.375% fee on unfunded amounts. Funding availability under the Receivables Facility is based on eligible receivables as defined in the applicable agreements. At December 22, 1995, $29.7 million was available under the Receivables Facility, of which $29.7 million had been funded. The Company is not subject to any financial ratio tests under the Receivables Facility, but the agreements governing the Receivables Facility provide for early termination and payment upon certain events, which include the incurrence of losses or delinquencies on the receivables in excess of certain levels or the bankruptcy or insolvency of the Company. The principal benefit of the Receivables Facility is to reduce the Company's cost of funding related to its working capital needs.

                 Besides these and other financing activities, the Company's major source of liquidity has been cash provided by operating activities. Net cash provided by operating activities was $82.0 million for the year ended September 30, 1995 compared with net cash used for operating activities of $27.5 million and net cash provided by operating activities of $64.4 million for the years ended September 30, 1994 and 1993, respectively. The $82.0 million provided by operating activities during the year ended September 30, 1995 was generated primarily as a result of fundings under the Company's Receivables Facility of $34.7 million, depreciation and amortization of $39.3 million, an increase in accounts payable and accrued liabilities of $15.7 million, net income of $11.6 million and an increase in deferred income taxes of $6.4 million. These sources of cash flow were offset, in part, by a $22.0 million increase in accounts receivable primarily associated with higher shipment levels and a $3.9 million increase in inventories. The Company also increased its cash flow during the period through $16.0 million in sale-leaseback transactions of manufacturing equipment.

                 Capital expenditures were approximately $68 million, $165 million and $83 million for fiscal years 1995, 1994 and 1993, respectively. Capital expenditures for fiscal year 1996 are estimated at $38.0 million, which includes $9.0 million in capital spending previously scheduled for fiscal year 1995. Capital projects for fiscal year 1996 consist of a blast furnace reline and various other projects designed to reduce costs and increase product quality and throughput. Substantially all of the equipment for the rolling mill finishing stand improvements will be completed during fiscal year 1996. The Company has, however, elected to defer installation of that equipment until the following fiscal year. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan. In particular, the Company may elect at a later date to proceed with installation of the finishing stand equipment during the 1996 fiscal year, which would result in an increase in capital spending of as much as $11.0 million. The Company anticipates that it may incur significant start-up and transition costs when the equipment is installed and implemented. The Revolving Credit Facility contains certain limitations on capital expenditures that are dependent, in part, on the Company's actual cash flows. If the Company fails to achieve anticipated operating and cash flow results, such limitations could preclude the Company from making capital expenditures in the amounts that are currently anticipated.

                 The Company is required to make substantial interest and dividend payments on the Senior Notes; its Redeemable Preferred Stock or, in the alternative, Exchange Debentures; and outstanding balances under the Revolving Credit Facility, together with interest on any additional funding that may be necessary for capital expenditures and other working capital needs. Currently, the Company's annual cash interest expense is approximately $36.0 million and its annual preferred stock dividends are approximately $8.1 million. As stated earlier, dividends not paid in cash before April 1996 will be added to the liquidation preference of the Redeemable Preferred Stock. In addition, the Company will incur costs based on the yield applicable to funded amounts under the Receivables Facility.

                 As discussed above, the Company's future operations will be impacted by, among others, pricing, product mix, throughput levels and improvements in production efficiencies. The Company has efforts underway to increase production throughput and efficiency and to shift its product mix to higher-margin plate products. Pricing in future periods is a key variable that remains subject to uncertainty. There can be no assurance that the Company can achieve the anticipated product mix improvements, production efficiencies, and throughput levels or that sufficient demand will exist to support the Company's additional throughput capacity.

                 The Company also has several efforts underway to improve its liquidity position, including as discussed below. The Company is currently pursuing a modification to its Receivables Facility that, if completed, would allow access to approximately $10 to $15 million in additional fundings thereunder. The Company previously entered into an agreement with one of its major customers, whereby the customer makes a production prepayment of up to $10 million upon entry of new orders. The Company is currently negotiating an increase in the maximum amount of production prepayments to $20 million, which at current sales levels would increase production prepayments to approximately
         $15 million. The Company is also attempting to reduce inventories, including through utilization of just-in-time suppliers or consigned inventories of certain raw materials. There can, however, be no assurance that the above efforts will be successful.

                 The short-term and long-term liquidity of the Company is dependent upon several factors, including the Company's ongoing operations, availability of financing, foreign currency fluctuations, competitive and market forces, capital expenditures and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Although the Company believes that the anticipated cash from future operations, fundings under the Receivables Facility and borrowings under the Revolving Credit Facility will provide sufficient liquidity for the Company to meet its debt service requirements and to fund ongoing operations, including required capital expenditures, there can be no assurance that these or other possible sources will be adequate. Moreover, because of the Company's current leverage situation, its financial flexibility is limited.

                 Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO GENEVA STEEL COMPANY:

We have audited the accompanying consolidated balance sheets of Geneva Steel Company (a Utah corporation) and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company and subsidiary as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP
------------------------

Salt Lake City, Utah
October 25, 1995
(except with respect to the matter discussed in the last paragraph of Note 7 as to which the date is November 28, 1995)

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)



   ------------------------------------------------------------------------------------------------------------
ASSETS                                                        SEPTEMBER 30,           1995             1994
   ------------------------------------------------------------------------------------------------------------
    Current Assets:
      Cash and cash equivalents                                                    $  12,808     $         --
      Accounts receivable, less allowance for doubtful
         accounts of $2,012 and $3,113, respectively                                  35,178           47,907
      Inventories                                                                     89,909           86,009
      Deferred income taxes                                                            6,885            6,407
      Prepaid expenses and other                                                       2,661            2,838
                                                                                    ---------------------------
                Total current assets                                                 147,441          143,161
                                                                                    ---------------------------
    Property, Plant and Equipment:
      Land                                                                             1,941            1,931
      Buildings                                                                       16,092           16,092
      Machinery and equipment                                                        576,066          521,729
      Mineral property and development costs                                           8,425            8,425
                                                                                    ---------------------------
                                                                                     602,524          548,177
      Less accumulated depreciation                                                 (132,134)         (94,891)
                                                                                    ---------------------------
                Net property, plant and equipment                                    470,390          453,286
                                                                                    ---------------------------
    Other Assets                                                                      10,966           10,368
                                                                                    ---------------------------
                                                                                    $628,797     $    606,815
                                                                                    ---------------------------

   ------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------------------------------------------------------------------------------
    Current Liabilities:
      Accounts payable                                                             $  67,939     $     57,021
      Accrued liabilities                                                             19,045           14,471
      Accrued payroll and related taxes                                               10,667            9,178
      Production prepayments                                                          10,000           10,000
      Accrued interest payable                                                         4,610            4,580
      Accrued pension and profit sharing costs                                         2,135            1,114
                                                                                    ---------------------------
                Total current liabilities                                            114,396           96,364
                                                                                    ---------------------------
    Long-Term Debt                                                                   342,033          357,348
                                                                                    ---------------------------
    Deferred Income Tax Liabilities                                                   13,263            6,407
                                                                                    ---------------------------
    Commitments and Contingencies (Note 5)
    Redeemable Preferred Stock, Series B, no par value;
      400,000 shares authorized, issued and outstanding,
      with a liquidation value of $56,753 and $49,457, respectively                   51,031           43,032
                                                                                    ---------------------------
    Stockholders' Equity:
      Preferred stock, no par value; 3,600,000 shares authorized
        for all series, excluding Series B, none issued                                   --               --
      Common stock-
        Class A, no par value; 60,000,000 shares authorized, 14,695,265 and
          14,556,431 shares issued, respectively                                      87,926           87,193
        Class B, no par value; 50,000,000 shares authorized, 19,251,348
         and 20,639,688 shares issued and outstanding, respectively                   10,163           10,896
      Warrants to purchase Class A common stock                                        5,360            5,360
      Retained earnings                                                               22,754           19,266
      Less 1,379,863 and 1,450,049 Class A common stock treasury shares,
        respectively, at cost                                                        (18,129)         (19,051)
                                                                                    ---------------------------
               Total stockholders' equity                                            108,074          103,664
                                                                                    ---------------------------
                                                                                    $628,797     $    606,815
                                                                                    ---------------------------

    The accompanying notes to consolidated financial statements are an integral part of these balance sheets.
   ----------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)



   ------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                                                    1995         1994          1993
   ------------------------------------------------------------------------------------------------------------
    Net sales                                                         $  665,699    $ 486,062    $  465,181
    Cost of sales                                                        594,191      470,548       443,458
                                                                   --------------------------------------------
      Gross margin                                                        71,508       15,514        21,723
    Selling, general and administrative expenses                          23,795       22,305        20,621
                                                                   --------------------------------------------
      Income (loss) from operations                                       47,713       (6,791)        1,102
                                                                   --------------------------------------------
    Other income (expense):
      Interest and other income                                              520        1,583         1,885
      Interest expense                                                   (30,579)     (21,722)      (17,096)
      Other expense                                                       (2,386)          --            --
                                                                   --------------------------------------------
                                                                         (32,445)     (20,139)      (15,211)
                                                                   --------------------------------------------
    Income (loss) before provision (benefit) for income taxes
      and extraordinary item                                              15,268      (26,930)      (14,109)
    Provision (benefit) for income taxes                                   3,664      (10,234)       (5,503)
                                                                   --------------------------------------------
    Income (loss) before extraordinary item                               11,604      (16,696)       (8,606)
    Loss on early extinguishment of debt (net of benefit for
      income taxes of $4,429)                                                 --       (9,534)           --
                                                                   --------------------------------------------
    Net income (loss)                                                     11,604      (26,230)       (8,606)
    Less redeemable preferred stock dividends and
      accretion for original issue discount                                7,998        7,046         3,466
                                                                   --------------------------------------------
    Net income (loss) applicable to common shares                     $    3,606    $ (33,276)   $  (12,072)
                                                                   --------------------------------------------
    Income (loss) per common share before extraordinary item          $      .24    $   (1.57)   $     (.80)
    Extraordinary item per common share                                       --         (.63)           --
                                                                   --------------------------------------------
    Net income (loss) per common share                                $      .24    $   (2.20)   $     (.80)
                                                                   --------------------------------------------
    Weighted average common shares outstanding                            15,330       15,129        15,059
                                                                   --------------------------------------------

    The accompanying notes to consolidated financial statements are an integral part of these statements.
   ----------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in thousands)


   --------------------------------------------------------------------------------------------------------------------------------
                                             SHARES ISSUED             AMOUNT         WARRANTS
                                          -------------------    ------------------- TO PURCHASE
                                          COMMON       COMMON    COMMON      COMMON     COMMON   RETAINED   TREASURY
                                          CLASS A      CLASS B   CLASS A     CLASS B    CLASS A  EARNINGS     STOCK       TOTAL
   --------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1992            14,189,871  24,305,288  $ 85,180  $ 12,830  $      --  $  64,676  $ (20,854)  $  141,832
    Capitalization to common stock of
    S Corporation stockholders
    distributions for income taxes
    returned to Company                          --          --         9         2         --         --         --           11
Conversion of Class B common
    stock into Class A common stock         171,015  (1,710,150)      903      (903)        --         --         --           --
    Issuance of Class A common stock
    to employee savings plan                     --          --         2        --         --        (62)        704         644
Redeemable preferred stock dividends             --          --        --        --         --     (3,099)         --      (3,099)
Redeemable preferred stock accretion
    for original issue discount                  --          --        --        --         --       (367)         --        (367)
Issuance of 1,132,000 warrants to
    purchase Class A common stock
    in connection with issuance of
    redeemable preferred stock                   --          --        --        --      5,360         --          --       5,360
Net loss                                         --          --        --        --         --     (8,606)         --      (8,606)
                                      ---------------------------------------------------------------------------------------------
Balance at September 30, 1993            14,360,886  22,595,138    86,094    11,929      5,360     52,542     (20,150)    135,775
Exercise of options to purchase
    Class A common stock                         --          --       (76)       --         --         --         449         373
Conversion of Class B common
    stock into Class A common stock         195,545  (1,955,450)    1,033    (1,033)        --         --          --          --
Issuance of Class A common stock
    to employee savings plan                     --          --       142        --         --         --         650         792
Redeemable preferred stock dividends             --          --        --        --         --     (6,358)         --      (6,358)
Redeemable preferred stock accretion
    for original issue discount                  --          --        --        --         --       (688)         --        (688)
Net loss                                         --          --        --        --         --    (26,230)         --     (26,230)
                                      ---------------------------------------------------------------------------------------------
Balance at September 30, 1994            14,556,431  20,639,688    87,193    10,896      5,360     19,266     (19,051)    103,664
Conversion of Class B common
    stock into Class A common stock         138,834  (1,388,340)      733      (733)        --         --          --          --
Issuance of Class A common stock
    to employee savings plan                     --          --        --        --         --       (118)        922         804
Redeemable preferred stock dividends             --          --        --        --         --     (7,296)         --      (7,296)
Redeemable preferred stock accretion
    for original issue discount                  --          --        --        --         --       (702)         --        (702)
Net income                                       --          --        --        --         --     11,604          --      11,604
                                      ---------------------------------------------------------------------------------------------
Balance at September 30, 1995            14,695,265  19,251,348  $ 87,926  $ 10,163  $   5,360  $  22,754  $  (18,129) $  108,074
                                      ---------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.
   ----------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

   -------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED SEPTEMBER 30,                                            1995            1994            1993
   -------------------------------------------------------------------------------------------------------
    Cash Flows From Operating Activities:
    Net income (loss)                                           $ 11,604      $  (26,230)      $  (8,606)
    Adjustments to reconcile net income (loss) to net cash
         provided by (used for) operating activities:
         Depreciation and amortization                            39,308          29,870          23,150
         Deferred income tax provision (benefit)                   6,378         (15,619)          2,218
         (Increase) decrease in current assets -
                Accounts receivable, net                          12,729          (1,650)          4,148
                Inventories                                       (3,900)        (22,779)         (3,958)
                Income taxes receivable                               --              --          15,239
                Prepaid expenses and other                           177          (1,412)          3,237
         Increase (decrease) in current liabilities -
                Accounts payable                                  10,918           4,039          19,104
                Accrued liabilities                                2,231           2,661           4,743
                Accrued payroll and related taxes                  1,489             600             654
                Production prepayments                                --              --           4,001
                Accrued interest payable                              30           3,047              29
                Accrued pension and profit sharing costs           1,021               4             435
                                                              --------------------------------------------
    Net cash provided by (used for) operating activities          81,985         (27,469)         64,394
    Cash Flows From Investing Activities:
         Purchase of property, plant and equipment               (68,025)       (164,918)        (82,534)
         Proceeds from sale of property, plant and equipment      15,966              --              --
         Change in other assets                                     (889)             --              --
                                                              --------------------------------------------
    Net cash used for investing activities                      $(52,948)      $(164,918)       $(82,534)
                                                              --------------------------------------------

    The accompanying notes to consolidated financial statements are an integral part of these statements.
   ----------------------------------------------------------------------------

                             (Dollars in thousands)



   ---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                                                                       1995        1994        1993
   ---------------------------------------------------------------------------------------------------------------------------
    Cash Flows From Financing Activities:
         Proceeds from issuance of long-term debt                                           $     --     $222,348    $135,000
         Payments on long-term debt                                                          (15,315)     (89,991)    (88,191)
         Proceeds from issuance of redeemable preferred stock, net of offering costs              --           --      32,521
         Proceeds from issuance of warrants to purchase
                Class A common stock, net of offering costs                                       --           --       5,360
         Payments for deferred loan costs and other assets                                    (1,724)      (5,513)     (6,062)
         Proceeds from exercise of options to purchase
                Class A common stock                                                              --          373          --
         Issuance of Class A common stock to employee savings plan                               804          792         644
         Other                                                                                     6          111          13
                                                                                           -----------------------------------
    Net cash provided by (used for) financing activities                                     (16,229)     128,120      79,285
                                                                                           -----------------------------------
    Net increase (decrease) in cash and cash equivalents                                      12,808      (64,267)     61,145
    Cash and cash equivalents at beginning of year                                                --       64,267       3,122
                                                                                           -----------------------------------
    Cash and cash equivalents at end of year                                                $ 12,808     $    --     $ 64,267
                                                                                           -----------------------------------
    Supplemental disclosures of cash flow information:
         Cash paid during the year for:
                Interest (net of amount capitalized)                                        $ 34,357     $ 16,559    $ 14,655
                Income taxes                                                                     250          512          --

    Supplemental schedule of noncash financing activities:

    For the years ended September 30, 1995, 1994 and 1993, the Company increased the redeemable preferred stock liquidation preference by $7,296, $6,358 and $3,099, respectively, in lieu of paying a cash dividend. In addition, for the same years, redeemable preferred stock was increased by $702, $688 and $367, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

    The accompanying notes to consolidated financial statements are an integral part of these statements.
   ----------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)



1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Geneva Steel Company and its wholly-owned subsidiary (collectively, the "Company"). Intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

    The Company's steel mill manufactures steel slabs and hot-rolled sheet, plate and pipe products for sale to various distributors, steel processors and end-users primarily in the western and central United States.

CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid income-earning securities with an initial maturity of ninety days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value. The Company's cash management system utilizes a revolving credit facility with a syndicate of banks and an accounts receivable securitization facility (see notes 2 and 9).

INVENTORIES

    Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories as of September 30, 1995 and 1994 was as follows:

   ------------------------------------------------------------------
                                              1995            1994
   ------------------------------------------------------------------
    Raw materials                           $27,784         $31,608
    Semi-finished and finished goods         54,191          46,302
    Operating materials                       7,934           8,099
                                            -------------------------
                                            $89,909         $86,009
                                            -------------------------
   ------------------------------------------------------------------

    Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

        Buildings                                                 31.5 years
        Machinery and Equipment                                   2-30 years

         Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $5,674, $12,053 and $7,696 of interest during the years ended September 30, 1995, 1994 and 1993, respectively.

         Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

         Major spare parts for machinery and equipment are capitalized and included in machinery and equipment in the accompanying consolidated financial statements. Major spare parts are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

         Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1995 and 1994, approximately $80,876 and $63,889 respectively, of construction in progress was included in machinery and equipment in the accompanying consolidated financial statements.

         Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying consolidated financial statements.

OTHER ASSETS

    Other assets consist primarily of deferred loan costs incurred in connection with obtaining long-term financing. These costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization totaled $3,023 and $3,659 at September 30, 1995 and 1994, respectively.

PRODUCTION PREPAYMENTS

    The Company has production prepayment terms with a major customer. The prepayment is recorded as a production prepayment liability until the product is shipped, at which time the sale is recorded. As of September 30, 1995 and 1994, production prepayments of $10,000 are included in the accompanying consolidated financial statements.

REVENUE RECOGNITION

    Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of customer claims. As of September 30, 1995 and 1994, reserves for estimated customer claims of $1,202 and $1,811, respectively, were included in the allowance for doubtful accounts in the accompanying consolidated financial statements.

INCOME TAXES

    The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets." In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS No. 121 and SFAS No. 123 in fiscal year 1997. These new accounting standards are not expected to have a significant impact on the Company's consolidated financial statements when implemented.

NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is based upon the weighted average number of common and common equivalent shares outstanding during the periods presented. Common equivalent shares consist of warrants and options to purchase Class A common stock which have a dilutive effect when applying the treasury stock method. Class B common stock is included in the weighted average number of common shares outstanding at one share for every ten shares outstanding as the Class B common stock can be converted into Class A common stock at this same rate. Also, the Class B common stock is entitled to one-tenth of the dividends and other distributions paid to Class A common stockholders. The holders of both classes of common stock are entitled to one vote per share.

    The net income (loss) for the years ended September 30, 1995, 1994 and 1993 was adjusted for redeemable preferred stock dividends and accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

2 LONG-TERM DEBT

    Long-term debt as of September 30, 1995 and 1994 consisted of the following:

   ---------------------------------------------------------------------------
                                                             1995       1994
   ---------------------------------------------------------------------------
[S]                                                       [C]        [C]
    Senior term notes issued publicly, interest payable
      semi-annually at 9.5%, principal due January 15,
      2004, unsecured                                     $190,000   $190,000
    Senior term notes issued publicly, interest payable
      semi-annually at 11.125%, principal due March 15,
      2001, unsecured                                      135,000    135,000
    Revolving credit facility from a syndicate of banks,
      interest is payable monthly at the defined base
      rate (8.75% at September 30, 1995) plus 1.75%,
      due April 30, 1999 (see discussion below), secured
      by inventories and unsold accounts receivable        17,033      32,348
                                                         ---------------------
                                                         $342,033    $357,348
                                                         ---------------------
   ---------------------------------------------------------------------------

    The aggregate amounts of principal maturities of long-term debt as of September 30, 1995 were as follows:

   ---------------------------------------------------------------------------
YEAR ENDING SEPTEMBER 30,
   ---------------------------------------------------------------------------
                1996                                            $     --
                1997                                                  --
                1998                                                  --
                1999                                              17,033
                2000                                                  --
                Thereafter                                       325,000
                                                                --------
                                                                $342,033
                                                                --------
   ---------------------------------------------------------------------------

         In November 1994, the Company amended and restated its revolving credit facility with a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"), which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $45,000, is secured by the Company's inventories, unsold accounts receivable, and general intangibles, and proceeds thereof, and expires on April 30, 1999. The amount available to the Company under the Revolving Credit Facility generally ranges from 50% to 55%, in the aggregate, of eligible inventories. Interest is payable monthly at the defined base rate (8.75% at September 30, 1995) plus 1.75% or the defined LIBOR rate (5.75% at September 30, 1995) plus 3.0%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility.

         During the years ended September 30, 1995, 1994 and 1993, the Company retired certain term loans and revolving credit facilities. Deferred loan costs applicable to debt retired were expensed by the Company and are included in the accompanying consolidated financial statements.

         The debt instruments governing the Revolving Credit Facility, the $190,000 9 1/2% Senior Notes (the "9 1/2% Senior Notes") and the $135,000 11 1/8% Senior Notes (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes, the "Senior Notes") contain cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. Based on such covenants, as of September 30, 1995, $9,837 of the Company's retained earnings balance was restricted from payment of cash dividends. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. The Company is in compliance with the covenants and tests contained in the Revolving Credit Facility and the Senior Notes.

         The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $271,308 as of September 30, 1995. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

3 MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

    During the years ended September 30, 1995, 1994 and 1993, the Company derived approximately 36%, 42% and 41%, respectively, of its net sales through one customer, who is a distributor to other companies. International sales during the years ended September 30, 1995, 1994 and 1993 did not exceed 10%.

4 INCOME TAXES

    The provision (benefit) for income taxes for the years ended September 30, 1995, 1994 and 1993 consisted of the following:

   --------------------------------------------------------------------------------------------------------
                                                                    1995            1994            1993
   --------------------------------------------------------------------------------------------------------
         Current income tax provision (benefit):
                Federal                                         $ (2,375)      $   1,163        $ (6,201)
                State                                               (339)           (207)         (1,520)
                                                                -------------------------------------------
                                                                  (2,714)            956          (7,721)
                                                                -------------------------------------------
         Deferred income tax provision (benefit):
                Federal                                            4,543          (9,080)          1,424
                State                                                649            (924)            794
                Change in valuation allowance                      1,186          (1,186)             --
                                                                -------------------------------------------
                                                                   6,378         (11,190)          2,218
                                                                -------------------------------------------
    Provision (benefit) for income taxes                         $ 3,664        $(10,234)       $ (5,503)
                                                                -------------------------------------------

    The provision (benefit) for income taxes as a percentage of income (loss) for the years ended September 30, 1995, 1994 and 1993 differs from the statutory federal income tax rate due to the following:

   --------------------------------------------------------------------------------------------------------
                                                                    1995            1994            1993
   --------------------------------------------------------------------------------------------------------
    Statutory federal income tax rate                              35.0%           (35.0)%         (34.8)%
    State income taxes, net of federal income taxes                 3.3             (3.3)           (3.3)
    Change in valuation allowance                                  (7.8)             4.4              --
    Reassessment of deferred income tax liabilities                (8.0)              --              --
    Other                                                           1.5             (4.1)           (0.9)
                                                                -------------------------------------------
    Effective income tax rate                                      24.0%           (38.0)%         (39.0)%
                                                                -------------------------------------------

    The components of the net deferred income tax assets and liabilities as of September 30, 1995 and 1994 were as follows:

   --------------------------------------------------------------------------------------------------------
                                                                                    1995            1994
   --------------------------------------------------------------------------------------------------------
    Deferred income tax assets:
       Net operating loss carryforward                                          $ 16,346        $ 24,986
       Inventory costs capitalized                                                 3,949           4,178
       Alternative minimum tax credit carryforward                                 6,748           6,748
       Accrued vacation                                                            1,802           1,696
       Allowance for doubtful accounts                                               956             684
       General business credits                                                    2,911           2,271
       Other                                                                         306             343
                                                                                ---------------------------
       Total deferred income tax assets                                           33,018          40,906
       Valuation allowance                                                            --          (1,186)
                                                                                ---------------------------
                                                                                  33,018          39,720
                                                                                ---------------------------

    Deferred income tax liabilities:
       Accelerated depreciation                                                  (34,022)        (34,977)
       Mineral property development costs                                         (2,335)         (2,141)
       Operating materials                                                        (3,039)         (2,559)
       Other                                                                          --             (43)
                                                                                ---------------------------
       Total deferred income tax liabilities                                     (39,396)        (39,720)
                                                                                ---------------------------
    Net deferred income tax liabilities                                         $ (6,378)       $     --
                                                                                ---------------------------

    As of September 30, 1995, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $42,678 and $6,748, respectively. The net operating loss carryforward expires in 2009.
   ----------------------------------------------------------------------------

5 COMMITMENTS AND CONTINGENCIES

CAPITAL PROJECTS

    The Company has initiated substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput capacity. The Company has spent approximately $68,000 and $165,000 on capital projects during the fiscal years ended September 30, 1995 and 1994, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization efforts. For fiscal year 1996, the Company has identified approximately $38,000 in potential capital expenditures. These expenditures include a blast furnace reline and various other projects designed to reduce costs and increase product quality and throughput. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan. In particular, the Company may elect at a later date to proceed with installation of the finishing stand equipment during the 1996 fiscal year, which would result in an increase in capital spending of as much as $11,000.

LEGAL MATTERS

    The Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that these matters will not have a material impact on the financial condition of the Company.

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

         The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of approximately $1,700 for environmental capital improvements in fiscal years 1996 and 1997. Such improvements include potential upgrades to the Company's coking emission controls. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

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

         At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

         Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20,000 of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10,000 for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10,000 necessary to satisfy its obligations under the cost-sharing arrangement. USX has advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. Although the Company believes that USX's position is without merit, there can be no assurance that this matter will be resolved without litigation. The Company believes that resolution of this matter will not likely have a material adverse effect. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to dispute.

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

         Effective September 1, 1989, the Company entered into an agreement to purchase interruptible and firm back-up power through January 31, 1999. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and facilities charge, based on 90,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment. For firm back-up power, the Company pays a monthly facilities charge based on 20,000 kilowatts that remains constant, and demand and energy charges based on actual usage. On November 3, 1993, the Company executed a firm power contract with the same supplier for additional power needs. Under this contract, the Company will pay the same energy price as under the interruptible contract and a power charge based on the supplier's filed industrial tariff.

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

         Effective September 1, 1994, the Company entered into a five year agreement to purchase taconite pellets. The Company has commitments to purchase 2,400,000 and 2,160,000 tons in the second and third years of the contract, respectively, and 1,890,000 tons in each of the fourth and fifth years of the contract. Prices are adjusted each year based on an index related to the "Cartier Pellets Price".

         Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant being constructed at the Company's steel mill which will be owned and operated by an independent party. Upon completion of the new oxygen plant, the Company will pay a monthly facility charge which will be adjusted semi-annually each January 1 and July 1 based on an index. The contract continues for fifteen years after the completion of the plant.

LEASE OBLIGATIONS

    The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases at September 30, 1995, were as follows:

   ----------------------------------------------------------------------------
YEAR ENDING SEPTEMBER 30,
   ----------------------------------------------------------------------------
                1996                                           $   7,943
                1997                                               7,822
                1998                                               7,128
                1999                                               7,079
                2000                                               7,067
                Thereafter                                        35,283
                                                                --------
                                                                $ 72,322
                                                                --------
   ----------------------------------------------------------------------------

    Total rental expense for non-cancelable operating leases was approximately $3,931 and $1,505 for the years ended September 30, 1995 and 1994, respectively.

LETTERS OF CREDIT

    As of September 30, 1995, the Company had outstanding letters of credit totaling approximately $7,950.

6 REDEEMABLE PREFERRED STOCK

    In March 1993, the Company issued $40,000 of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

         The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $142 per share as of September 30, 1995. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option, add dividends to the liquidation preference in lieu of payment in cash. During the years ended September 30, 1995 and 1994, the Company increased the liquidation value of the Redeemable Preferred Stock to $56,753 and $49,457, respectively, by adding dividends to the liquidation preference. The Company will continue to add the dividends to the liquidation preference through March 1996. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). However, the financial covenants governing the Company's Revolving Credit Facility currently limit the Company's ability to incur additional indebtedness. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indentures governing the Senior Notes and in the Revolving Credit Facility. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

         The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $42,565 at September 30, 1995. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was approximately $3,113 at September 30, 1995. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on quoted market prices.

7 STOCK OPTIONS

    Effective January 2, 1990, the Company granted options to purchase 330,000 shares of Class A common stock to key employees at an exercise price of $10.91 per share. The stock options became fully exercisable on January 2, 1995. The stock options remain exercisable until the earlier of 90 days after the employee's termination of employment or ten years from the date such stock options were granted.

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

         The Employee Plan Committee (the "Committee"), consisting of outside directors, shall determine the time or times when each incentive or nonstatutory stock option vests and becomes exercisable; provided no stock option shall be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of incentive stock options to purchase Class A common stock shall be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock is determined by the Committee.

    Stock option activity for the years ended September 30, 1995, 1994 and 1993 consisted of the following:

   ---------------------------------------------------------------------------------------------
                                                                    NUMBER OF      PRICE PER
                                                                     SHARES       SHARE RANGE
   ---------------------------------------------------------------------------------------------
         Outstanding at September 30, 1992                           376,800      $ 7.88-10.91
         Granted                                                     155,900       11.75-12.93
         Cancelled                                                    (1,700)       7.88-11.75
                                                                   -----------------------------

         Outstanding at September 30, 1993                           531,000        7.88-12.93
         Granted                                                     128,700       15.00-16.50
         Exercised                                                   (34,200)            10.91
         Cancelled                                                    (4,100)       7.88-11.75
                                                                   -----------------------------

         Outstanding at September 30, 1994                           621,400        7.88-16.50
         Granted                                                     131,100       10.88-11.96
         Cancelled                                                    (1,200)       7.88-11.75
                                                                   -----------------------------
         Outstanding at September 30, 1995                           751,300      $ 7.88-16.50
                                                                   -----------------------------
   ---------------------------------------------------------------------------------------------

         Options to purchase 356,920, 237,600 and 177,600 shares of Class A common stock were exercisable on September 30, 1995, 1994 and 1993, respectively. Effective November 28, 1995, the Company's Board of Directors repriced all stock options granted in fiscal years 1995, 1994 and 1993 at $7.75 per share (market price at November 28, 1995 was $7.00 per share).

8 EMPLOYEE BENEFIT PLANS

UNION SAVINGSAND PENSION PLAN

    The Company has a savings and pension plan which provides benefits for all eligible employees covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a union employee savings 401(K) plan with a cash or deferred compensation arrangement and (2) a noncontributory defined contribution pension plan.

         Participants may direct the investment of funds related to their deferred compensation in this plan. Beginning March 1, 1996, the Company will match participants' contribution to the savings plan at 25% up to 4% of their compensation. For the pension plan, the Company contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through September 30, 1995. For the period from October 1, 1994 through February 28, 1995 and for the years ended September 30, 1994 and 1993, the Company contributed 4% of each participant's compensation to this plan. Total contributions by the Company for the years ended September 30, 1995, 1994 and 1993 were $3,485, $3,086 and $2,675, respectively. The participants vest in these contributions at 20% for each year of service and become fully vested after five years.

MANAGEMENT EMPLOYEE SAVINGS AND PENSION PLAN

    The Company has a savings and pension plan which provides benefits for all eligible employees not covered by the collective bargaining agreement. This plan is comprised of two qualified plans: (1) a management employee savings 401(k) plan with a cash or deferred compensation arrangement and discretionary matching contributions and (2) a noncontributory defined contribution pension plan.

         Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contribution to the employee savings plan up to 4% of their compensation for fiscal years 1995, 1994 and 1993. For the pension plan, the Company contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through September 30, 1995. For the period from October 1, 1994 through February 28, 1995 and for the years ended September 30, 1994 and 1993, the Company contributed 4% of each participant's compensation to this plan. During the years ended September 30, 1995, 1994 and 1993, total contributions by the Company were $1,981, $1,780 and $1,567, respectively. The participants vest in the Company's contributions at 20% for each year of service and become fully vested after five years.

VOLUNTARY EMPLOYEE BENEFICIARY ASSOCIATION TRUST

    Effective March 1, 1995, the Company established a voluntary employee beneficiary association trust ("VEBA Trust") to fund post-retirement medical benefits for future retirees covered by the collective bargaining agreement. Company contributions to the VEBATrust are limited to ten cents for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provide a contribution to the VEBA Trust based on a reduction from their performance dividend plan payment. No benefits will be paid from the VEBA Trust prior to March 31, 1998. Eligibility requirements and related matters will be determined at a later date.

PROFIT SHARING AND BONUS PROGRAMS

    The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing and bonus payments were accrued in the years ended September 30, 1995, 1994 and 1993.

         During the year ended September 30, 1993, the Company implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance plan payments in any given fiscal year. During the years ended September 30, 1995, 1994 and 1993, performance dividend plan expenses were $6,391, $1,885 and $484, respectively.

SUPPLEMENTAL EXECUTIVE PLANS

    The Company maintains insurance and retirement agreements with certain of the management employees and executive officers. Pursuant to the insurance agreements, the Company pays the annual premiums and receives certain policy proceeds upon the death of the retired management employee or executive officer. Pursuant to the retirement agreements, the Company provides for the payment of supplemental benefits to certain management employees and executive officers upon retirement.

9 ACCOUNTS RECEIVABLE SECURITIZATION FACILITY

    In November 1994, the Company executed agreements to create and fund a five year accounts receivable securitization facility of up to $65,000 (the "Receivables Facility"). Under the Receivables Facility the Company sells substantially all of its accounts receivable to a wholly-owned special purpose subsidiary, Geneva Steel Funding Corporation ("GSFC"). GSFC transfers the accounts receivable purchased from the Company to a trust in exchange for certain trust certificates representing ownership interests in the assets of the trust. One of the trust certificates is then sold to an institutional investor and the related proceeds are used by GSFC to pay the Company for the receivables purchased by GSFC. During the term of the Receivables Facility, the cash generated by collection of the receivables will be used to purchase additional receivables or make payments to the investor. GSFC will purchase substantially all of the Company's receivables on an ongoing basis. Pursuant to the Receivables Facility, the Company acts as servicer for the accounts receivable.

         The yield on amounts funded by the institutional investor under the Receivables Facility is the applicable commercial paper rate (5.26% at September 30, 1995) plus 0.5%. In addition, GSFC pays a 0.375% fee on unfunded amounts. Funding availability under the Receivables Facility is based on eligible receivables as defined in the applicable agreements. The Company is not subject to any financial ratio tests under the Receivables Facility, but the agreements governing the Receivables Facility provide for early termination and payment upon certain events, which include the incurrence of losses or delinquencies on the receivables in excess of certain levels or the bankruptcy or insolvency of the Company. The trust certificates received by GSFC from the trust are solely the asset of GSFC. In the event of a liquidation of GSFC, such creditors would be entitled to satisfy their claims from GSFC based on their fixed payment allocation percentage representing their pro rata share of funding to total trust assets.

10 SUBSEQUENT EVENT

    In October 1995, the Company and Inland Materials Distribution Group ("IMDG"), a wholly-owned subsidiary of Inland Steel Industries, announced a tentative agreement to form a joint venture that will own and operate a wide coiled plate processing facility in the Chicago area. The facility will be designed to process wide coiled plate into flat plate up to one inch in thickness and up to 96 inches (and potentially 126 inches) in width. The facility will be capable of producing up to 500,000 tons of discrete plate annually and is currently scheduled for completion during the first half of the 1997 calendar year. Flat plate processed on the line will be sold by the Company directly to customers and to IMDG for distribution through its steel service center network.

11 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    A summary of quarterly financial information for the years ended September 30, 1995 and 1994 is as follows:

   ------------------------------------------------------------------------------------------------------------------------
1995 QUARTERS                                                      FIRST          SECOND           THIRD            FOURTH
   ------------------------------------------------------------------------------------------------------------------------
    Net sales                                                    $164,424       $157,213        $175,196          $168,866
    Gross margin                                                   15,944         15,812          23,059            16,693
    Net income                                                      1,008          1,131           5,696             3,769
    Net income (loss) applicable to common shares                    (898)          (837)          3,667             1,674
    Net income (loss) per common share                               (.06)          (.06)            .24               .11
   ------------------------------------------------------------------------------------------------------------------------
1994 QUARTERS                                                      FIRST          SECOND           THIRD            FOURTH
   ------------------------------------------------------------------------------------------------------------------------
    Net sales                                                    $127,099       $121,115        $113,195          $124,653
    Gross margin                                                   11,473          1,899            (855)            2,997
    Income (loss) before extraordinary item (a)                     1,710         (4,680)         (7,074)           (6,652)
    Net income (loss)                                               1,710        (13,938)         (7,074)           (6,928)
    Net income (loss) applicable to common shares                      31        (15,671)         (8,862)           (8,774)
    Net income (loss) per common share before extraordinary item     .002           (.43)           (.59)             (.56)
    Net income (loss) per common share                               .002          (1.04)           (.59)             (.58)

    (a) The extraordinary item is a loss on early extinguishment of debt in the second quarter of fiscal year 1994 with an adjustment in the fourth quarter of fiscal year 1994.
   ----------------------------------------------------------------------------