Form 10-K, Exhibit 13
period 1996-09-30
GENEVA STEEL CO
filed 1996-12-30
CIK 860192

                                                EXHIBIT 13

                             Selected Financial Data
            (Dollars in thousands, except per share and per ton data)

                                                          1996         1995              1994              1993           1992
OPERATING STATISTICS:

Net sales                                             $ 712,657     $ 665,699        $ 486,062         $ 465,181         $ 420,026
Gross margin                                             50,350        71,508           15,514            21,723            13,735
Income (loss) from operations                            25,729        47,713           (6,791)            1,102            (8,587)
Income (loss) before extraordinary item                  (7,238)       11,604          (16,696)           (8,606)          (13,092)
Net income (loss)                                        (7,238)       11,604          (26,230)           (8,606)          (13,092)
Net income (loss) applicable to common shares           (16,327)        3,606          (33,276)          (12,072)          (13,092)
Net income (loss) per common share before                 (1.07)          .24            (1.57)             (.80)             (.87)
  extraordinary item
Net income (loss) per common share                        (1.07)          .24            (2.20)             (.80)             (.87)

BALANCE SHEET STATISTICS:
Cash and cash equivalents                             $     597     $  12,808        $      --         $  64,267         $   3,122
Working capital                                          83,315        33,045           46,797            89,167            75,654
Current ratio                                              1.76         1.29              1.49              2.04              2.33
Net property, plant and equipment                       454,523       470,390          453,286           314,590           252,797
Total assets                                            657,386       628,797          606,815           498,384           390,462
Long-term debt                                          388,431       342,033          357,348           224,991           178,182
Redeemable preferred stock                               55,437        51,031           43,032            35,986                --
Stockholders' equity                                     92,827       108,074          103,664           135,775           141,832
Long-term debt as a percentage of stockholders'             418%          316%             345%              166%              126%
  equity

ADDITIONAL STATISTICS

Operating income (loss) per ton shipped               $   12.00     $  24.99         $   (4.63)        $     .73         $   (6.49)
Capital expenditures                                     26,378        68,025          164,918            82,534            66,617
Depreciation and amortization                            44,415        39,308           29,870            23,150            21,136
Cash flows from operating activities                    (31,724)       84,130          (28,018)           64,394             8,200
Raw steel production (tons in thousands)                  2,428         2,145            1,890             2,000             1,769
Steel products shipped (tons in thousands)                2,145         1,909            1,467             1,511             1,323



                                 8 Geneva Steel

            (Dollars in thousands, except per share and per ton data)

PRICE RANGE OF COMMON STOCK

The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock as reported on the NYSE Composite Tape.

YEAR ENDED SEPTEMBER 30,                                                        HIGH                       LOW
Fiscal Year Ended September 30, 1995
First Quarter ended December 31                                                $18                      $12 1/4
Second Quarter ended March 31                                                   16                        9 3/4
Third Quarter ended June 30                                                     12                        7 1/8
Fourth Quarter ended September 30                                               9 3/4                     7 3/4

Fiscal Year Ended September 30, 1996
First Quarter ended December 31                                                 $ 8                     $ 6 3/8
Second Quarter ended March 31                                                   8 1/4                     5 1/8
Third Quarter ended June 30                                                     7 1/8                     5 1/4
Fourth Quarter ended September 30                                               5 1/2                     3 1/8



As of November 29, 1996, the Company had 13,574,641 shares of Class A common stock outstanding, held by 643 stockholders of record, and 19,151,348 shares of Class B common stock outstanding, held by five stockholders of record.



                                 Geneva Steel 9

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated.

YEAR ENDED SEPTEMBER 30,                              1996         1995          1994
Net sales                                            100.0%        100.0%        100.0%

Cost of sales                                         92.9          89.3          96.8
                                                     ---------------------------------
Gross margin                                           7.1          10.7           3.2

Selling, general and administrative expenses           3.5           3.5           4.6
                                                     ---------------------------------
Income (loss) from operations                          3.6           7.2          (1.4)
Other income (expense):
    Interest and other income                          0.1           0.1           0.3
    Interest expense                                  (5.1)         (4.6)         (4.4)
    Other expense                                     (0.2)         (0.4)         --
                                                     ---------------------------------
Income (loss) before provision (benefit) for
  income taxes and extraordinary item                 (1.6)          2.3          (5.5)
Provision (benefit) for income taxes                  (0.6)          0.6          (2.1)
                                                     ---------------------------------
Income (loss) before extraordinary item               (1.0)%         1.7%         (3.4)%
                                                     ---------------------------------


The following table sets forth the sales product mix as a percentage of net sales for the years indicated:

YEAR ENDED SEPTEMBER 30,         1996                            1995                           1994
Sheet                            29.7%                           40.7%                          65.3%
Plate                            45.0                            35.1                           23.5
Pipe                              6.6                             6.4                            6.9
Slab                             15.9                            15.0                            1.0
Non-steel                         2.8                             2.8                            3.3
                                --------------------------------------------------------------------
                                100.0%                          100.0%                         100.0%
                                --------------------------------------------------------------------


                                10 Geneva Steel

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH
FISCAL YEAR ENDED SEPTEMBER 30, 1995

Net sales increased 7.1% due to increased shipments of approximately 235,600 tons, offset in large part by decreased overall average selling prices for the year ended September 30, 1996 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products decreased by 8.5%, 2.0%, 0.9% and 11.8%, respectively, in the year ended September 30, 1996, as compared to the previous fiscal year. The decrease in prices was due to pricing pressure resulting from unfairly traded imports and an increase in domestic hot-rolled capacity as well as other market factors. Shipped tonnage of plate, pipe and slabs increased approximately 239,300 tons or 40.1%, 11,900 tons or 11.9% and 106,500 tons or 28.8%, respectively, while shipped tonnage of sheet decreased approximately 122,100 tons or 14.5% between the two years. The overall average selling price realization per ton was favorably affected by a shift in product mix to higher-priced plate and pipe products from lower-priced sheet products, offset in part by a shift in product mix to lower-priced slab products. Consistent with the Company's strategic objectives, plate shipments have increased as various upgrades to plate processing and finishing equipment have been integrated into the production process. The Company sells slabs to maximize production from the continuous caster while efforts to increase rolling mill throughput continue. The Company expects that slab shipments will gradually decrease as rolling mill throughput improves.

During the second and third fiscal quarters of 1996, the Company announced several price increases. During the third and fourth fiscal quarters of the year, the Company realized the benefit of those previously announced price increases. As a result of an increase in steel supply, particularly unfairly traded imports, order entry weakened during the final weeks of the fiscal year ended September 30, 1996. As a result, the Company reduced prices for most of its products. Prices for plate products in particular have continued to decline since September 30, 1996. The Company expects that these price reductions will adversely affect the results of operations beginning in the first quarter of fiscal year 1997. The Company intends to react to price increases or decreases in the market as justified by competitive conditions. Domestic competition remains intense and imported steel continues to adversely affect the market. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price increases or decreases more quickly than many of its competitors. As of November 30, 1996, the Company had estimated total orders on hand for approximately 210,000 tons compared to approximately 274,000 tons as of November 30, 1995.

In November 1996, the Company, together with another domestic plate producer, filed anti-dumping petitions with the Department of Commerce and the International Trade Commission against imports of cut-to-length carbon plate from the Russian Federation, Ukraine, the People's Republic of China and the Republic of South Africa (the "Plate Trade Cases"). The petitions allege large dumping margins and also set forth the injury to the U.S. industry caused by these dumped imports. The International Trade Commission ("ITC") made an affirmative preliminary injury determination in late December. The Commerce Department will make its preliminary dumping margin determinations in April 1997. The Company expects that the ITC's preliminary determination will result in fewer plate imports from the subject countries during calendar 1997. The final outcome of the Plate Trade Cases will likely be decided by November 1997. Failure to win the Plate Trade Cases would have a material adverse effect upon the Company.

Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, increased to 92.9% for the year ended September 30, 1996 from 89.3% for the previous fiscal year primarily as a result of lower average selling prices, offset in part by lower average operating costs. The overall average cost of sales per ton shipped decreased approximately $2 per ton between the years primarily as a result of lower operating costs, offset in part by a shift in product mix to



                                 Geneva Steel 11
higher-cost plate and pipe products from lower-cost sheet products. Operating costs decreased as a result of improved production yields and throughput rates, offset in part by higher depreciation expense, the adverse impact of the plant-wide power outage discussed below, increased raw materials costs, higher wages and benefits, and other increased costs. The Company expects that production yields and throughput will continue to improve in future periods as completed capital projects continue to be integrated into the production process.

A plant-wide power outage caused by unusual weather conditions in late January 1996 had a significant effect on operating results during the fiscal year. The Company maintains insurance for both property damage and business interruption, subject to a deductible of $1 million per occurrence. The Company is continuing to assess the full financial impact of the outage and recorded a portion of the expected loss recovery during the second and third quarters of the fiscal year. The Company expects that the insurance claim will be settled within the next year.

The Company's new plasma-fired cupola ironmaking facility became available for operation during the year ended September 30, 1996. The cupola is being used to supplement blast furnace iron production during the reline of one of the Company's blast furnaces and may also be used during periods when scrap prices are favorable or during other periods requiring supplementary ironmaking capacity. The facility lease cost of the cupola adds approximately $2 per ton to finished product cost, effective July 1, 1996. The impact of the cupola facility on finished product cost is significantly dependent on raw material costs and consumption rates, particularly with respect to scrap and coke, and the level of use of the cupola.

Depreciation costs included in cost of sales increased approximately $5.1 million for the year ended September 30, 1996 as compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures. Depreciation expense will further increase due to implementation of the Company's capital projects.

Selling, general and administrative expenses for the year ended September 30, 1996 increased approximately $0.8 million as compared to the previous fiscal year. These higher expenses resulted primarily from increased outside services.

Interest expense increased approximately $5.6 million during the year ended September 30, 1996, as compared to the previous fiscal year as a result of significantly lower capitalized interest and higher levels of borrowing. The higher levels of borrowing resulted from the termination of the Company's receivables securitization facility discussed below.

In May 1996, the Company terminated its receivables securitization facility in connection with an amendment to and restatement of the Company's revolving credit facility. Deferred fees of approximately $550,000 associated with establishing the receivables securitization facility were expensed to other expense during the year ended September 30, 1996.


                                12 Geneva Steel

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH
FISCAL YEAR ENDED SEPTEMBER 30, 1994

Net sales increased 37.0% due to increased shipments of approximately 441,700 tons and increased average selling prices for the year ended September 30, 1995, as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products increased by 5.4%, 9.9%, 11.5% and 6.2%, respectively, in the year ended September 30, 1995, as compared to the previous fiscal year. The overall average selling price realization per ton also increased between the years as a result of a shift in product mix to higher-priced plate products. This increase was offset, in part, by the Company's increased sales of lower-priced slab products. Consistent with the Company's strategic objectives, plate shipments have increased as various upgrades to plate processing and finishing equipment have been completed and implemented. The Company increased slab shipments in response to favorable slab pricing and to maximize production from the continuous caster. Shipped tonnage of plate, pipe and slabs increased approximately 276,400 tons or 86.2%, 12,700 tons or 14.5% and 350,300 tons or 1,762.5%, respectively, while shipped tonnage of sheet decreased approximately 197,700 tons or 19.0% between the two years.

The Company's cost of sales, as a percentage of net sales, decreased to 89.3% for the year ended September 30, 1995 from 96.8% for the previous fiscal year as a result of higher average selling prices and lower operating costs. The average cost of sales per ton shipped decreased approximately $9 per ton between the two years. The decreased cost per ton resulted from lower operating costs and from increased sales of lower-cost slab products, offset, in part, by a shift in product mix to higher-cost plate products. Costs decreased primarily as a result of increased production efficiencies associated with completed capital projects, increased production throughput and other operating improvements, offset in part by higher depreciation expense, increased raw materials costs and higher wages and benefits.

Depreciation costs included in cost of sales increased approximately $11.2 million for the year ended September 30, 1995, as compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures.

Selling, general and administrative expenses for the year ended September 30, 1995, increased approximately $1.5 million as compared to the previous fiscal year. The higher expenses resulted primarily from increased salaries and wages and outside services.

Interest and other income decreased approximately $1.1 million during the year ended September 30, 1995, as compared to the previous fiscal year as a result of a decrease in the amount of invested cash and cash equivalents.

Interest expense increased approximately $8.9 million during the year ended September 30, 1995, as compared to the previous fiscal year. Interest expense increased due to higher levels of borrowing and decreased capitalized interest during the year ended September 30, 1995 offset, in part, by a reduction in interest rates as a result of restructuring the Company's debt during fiscal year 1994.

Other expense was $2.4 million for the year ended September 30, 1995. Other expense reflects the costs incurred in connection with the Company's receivables securitization facility, which was established by the Company in November 1994.

The provision for income taxes for the year ended September 30, 1995, was reduced by utilization of a net operating loss carryforward and a $1.2 million income tax benefit resulting from a reassessment of the Company's deferred income tax liabilities. As a result, the Company's effective tax rate was 24% for the year ended September 30, 1995.


                                 Geneva Steel 13

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. The Company has met these requirements principally from the incurrence of additional long-term indebtedness, including borrowings under the Company's credit facilities, equipment lease financing and cash provided by operations.

In March 1993, the Company issued in a public offering $135 million principal amount of 11 1/8% senior notes (the "11 1/8% Senior Notes" and, together with the 9 1/2% Senior Notes discussed below, the "Senior Notes"). The 11 1/8% Senior Notes mature in 2001, are unsecured and require interest payments semi-annually on March 15 and September 15. After March 1998, the 11 1/8% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 11 1/8% Senior Notes offering was used to repurchase, at par value, approximately $70 million aggregate principal amount of term debt.

In connection with the offering of the 11 1/8% Senior Notes, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1996. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures governing the Senior Notes and in the Company's revolving credit facility. Restricted payment limitations under the Company's 11 1/8% Senior Notes precluded payment of the preferred stock dividends due on June 15, 1996, September 15, 1996 and December 15, 1996. Unpaid dividends were approximately $4.7 million at September 30, 1996. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. In the event that the Company fails to pay dividends on the Redeemable Preferred Stock in an amount equal to four full quarterly dividends, then the holders of the Redeemable Preferred Stock have the right to elect not less than 25 percent of the members of the board of directors. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income/loss, dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share by approximately $.15 per share. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

In February 1994, the Company completed a public offering of $190 million principal amount of 9 1/2% senior notes (the "9 1/2% Senior Notes"). The 9 1/2% Senior Notes mature in 2004, are unsecured and require interest payments semi-annually on January 15 and July 15. After January 1999, the 9 1/2% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 9 1/2% Senior Notes offering was used to repay the Company's remaining outstanding term debt of approximately $90 million aggregate principal amount and to pay contractual prepayment premiums of approximately $12.3 million.



                                14 Geneva Steel

On May 14, 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent, which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125 million, is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.25% at September 30, 1996) plus 1.50% or the defined LIBOR rate (5.47% at September 30, 1996) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of
 .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility ranges between 50 to 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. The Company's receivables securitization facility was terminated in connection with the amendment. As of September 30, 1996, the Company's eligible inventories and accounts receivable supported access to $113.0 million under the Revolving Credit Facility. As of September 30, 1996, the Company had $63.4 million in borrowings and $8.4 million in letters of credit outstanding under the Revolving Credit Facility, leaving $41.2 million in additional borrowing availability. As a result of the amendment to the Revolving Credit Facility, the Company significantly increased its borrowing availability.

The terms of the Revolving Credit Facility and the Company's Senior Notes include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. Prior to the most recent amendment to and restatement of the Revolving Credit Facility, the Company entered into various amendments modifying or waiving the financial covenants and tests contained in the revolving credit facility.

Besides these and other financing activities, the Company's major source of liquidity has been cash provided by operating activities. Net cash used for operating activities was $31.7 million for the year ended September 30, 1996, as compared with net cash provided by operating activities of $84.1 million and net cash used by operating activities of $28.0 million for the years ended September 30, 1995 and 1994, respectively. The uses of cash for operating activities during the year ended September 30, 1996, resulted primarily from a $13.0 million increase in other current assets, a $31.7 million reduction in fundings under the Company's receivables securitization facility when the facility was terminated in May 1996, an increase in accounts receivable of $9.6 million as a result of increased sales, a decrease in accounts payable of $8.4 million, a decrease in the net deferred tax liability of $3.6 million, an increase in inventories of $3.2 million and a net loss of $7.2 million. These uses of cash flow were offset by depreciation and amortization of $44.4 million. Subsequent to September 30, 1996, the Company received from its insurers a $5 million advance in partial payment of the claim related to the power outage described above.

Capital expenditures were $26.4 million, $68.0 million and $164.9 million for fiscal years 1996, 1995 and 1994, respectively. Capital expenditures for 1996 were lower than expected as a result of the longer-than-anticipated performance of one of its blast furnaces. Capital expenditures for fiscal year 1997 are estimated at $35 to $40 million, which includes $8.0 million in capital spending previously scheduled for fiscal year 1996 for the blast furnace reline. Capital projects for fiscal year 1997 consist of a blast furnace reline, installation of rolling mill finishing stand equipment and various other projects designed to reduce costs and increase product quality and throughput. The Company anticipates that it may incur significant start-up and transition costs when the rolling mill finishing stand equipment is installed and implemented. Depending on market, operational, liquidity and other factors, the Company



                                 Geneva Steel 15
may elect to adjust the design, timing and budgeted expenditures of its capital plan. In addition, the Revolving Credit Facility contains certain limitations on capital expenditures.

The Company formed a joint venture with certain unrelated parties, which in turn entered into a cooperative agreement with the United States Department of Energy ("DOE") for the demonstration of a COREX(R) direct ironmaking facility and associated power generation and air separation facilities. As of September 30, 1996, the Company had spent approximately $822,000 in connection with the COREX(R)project, which was included in construction in progress in the accompanying consolidated financial statements. Expenditures on the project are subject to government cost share arrangements. Completion of the project remains subject to several contingencies. Under certain circumstances, the Company may be required to repay some or all of the government cost share funds in the event the project is terminated.

The Company is required to make substantial interest and dividend payments on the Senior Notes, its Redeemable Preferred Stock and outstanding balances under the Revolving Credit Facility. Currently, the Company's annual cash interest expense is approximately $37 million and its annual preferred stock dividends are approximately $8.9 million.


FACTORS AFFECTING FUTURE RESULTS

The Company's future operations will be impacted by, among other factors, pricing, product mix, throughput levels and production efficiencies. As stated above, near term operating results will be adversely affected by weakened pricing and volume due to, among other factors, a recent surge in unfairly traded imports. The Company has efforts underway to increase throughput and production efficiencies and to continue shifting its product mix to higher-margin products. There can be no assurance that the Company's efforts will be successful or that sufficient demand will exist to support the Company's additional throughput capacity. Pricing in future periods is a key variable that remains subject to significant uncertainty. Future pricing will be affected by several factors, including the level of imports, the outcome of the Plate Trade Cases, future capacity additions, and other market factors.

The short-term and long-term liquidity of the Company also is dependent upon several factors, including availability of financing, foreign currency fluctuations, competitive and market forces, capital expenditures and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Although the Company believes that the anticipated cash from future operations and borrowings under the Revolving Credit Facility will provide sufficient liquidity for the Company to meet its debt service requirements and to fund ongoing operations, including required capital expenditures, there can be no assurance that these or other possible sources will be adequate. Moreover, because of the Company's current leverage situation, its financial flexibility is limited.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

This annual report contains certain forward-looking statements with respect to the Company that are subject to risks and uncertainties that include, but are not limited to, those identified in this report, described from time to time in the Company's other Securities and Exchange Commission filings or discussed in the Company's press releases. Actual results may vary materially from expectations.



                                16 Geneva Steel

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO GENEVA STEEL COMPANY:

We have audited the accompanying consolidated balance sheets of Geneva Steel Company (a Utah corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.





/s/ ARTHUR ANDERSEN LLP
--------------------------






Salt Lake City, Utah
October 17, 1996


                                 Geneva Steel 17

                           Consolidated Balance Sheets
                             (DOLLARS IN THOUSANDS)

ASSETS                   SEPTEMBER 30,                       1996              1995
CURRENT ASSETS:
   Cash and cash equivalents                               $    597        $  12,808
   Accounts receivable, less allowance for doubtful
      accounts of $4,031 and $2,012, respectively            76,527           35,178
   Inventories                                               93,139           89,909
   Deferred income taxes                                      7,637            6,885
   Prepaid expenses and other                                15,410            2,661
   Related party receivable                                     250               --
                                                           -------------------------
      Total current assets                                  193,560          147,441
                                                           -------------------------

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                       1,990            1,941
   Buildings                                                 16,109           16,092
   Machinery and equipment                                  600,290          576,066
   Mineral property and development costs                     8,425            8,425
                                                           -------------------------
                                                            626,814          602,524

   Less accumulated depreciation                           (172,291)        (132,134)
                                                           -------------------------


      Net property, plant and equipment                     454,523          470,390
                                                           -------------------------


OTHER ASSETS                                                  9,303           10,966
                                                           -------------------------
                                                           $657,386        $ 628,797
                                                           -------------------------



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.



                                18 Geneva Steel

                             (DOLLARS IN THOUSANDS)

LIABILITIES AND STOCKHOLDERS' EQUITY              SEPTEMBER  30,                  1996                 1995
CURRENT LIABILITIES:

   Accounts payable                                                                59,575        $  67,939
   Accrued liabilities                                                             23,035           19,045
   Accrued payroll and related taxes                                               10,867           10,667
   Production prepayments                                                           9,763           10,000
   Accrued interest payable                                                         4,746            4,610
   Accrued pension and profit sharing costs                                         2,259            2,135
                                                                                --------------------------
      Total current liabilities                                                   110,245          114,396
                                                                                --------------------------
LONG-TERM DEBT                                                                    388,431          342,033
                                                                                --------------------------
DEFERRED INCOME TAX LIABILITIES                                                    10,446           13,263
                                                                                --------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 5)

REDEEMABLE PREFERRED STOCK, SERIES B, NO PAR VALUE;
   400,000 shares authorized, issued and outstanding,
   with a liquidation value of $60,443 and $56,753,  respectively                  55,437           51,031
                                                                                --------------------------
STOCKHOLDERS' EQUITY
   Preferred stock, no par value; 3,600,000 shares authorized
      for all series, excluding Series B, none issued                                  --               --
   Common stock-
      Class A, no par value; 60,000,000 shares authorized, 14,705,265 and
         14,695,265 shares issued, respectively                                    87,979           87,926
      Class B, no par value; 50,000,000 shares authorized, 19,151,348
         and 19,251,348 shares issued and outstanding, respectively                10,110           10,163
Warrants to purchase Class A common stock                                           5,360            5,360
Retained earnings                                                                   5,077           22,754
Less 1,194,897 and 1,379,863 Class A common stock treasury shares,
      respectively, at cost                                                       (15,699)         (18,129)
                                                                                --------------------------
         Total stockholders' equity                                                92,827          108,074
                                                                                --------------------------
                                                                                $ 657,386        $ 628,797
                                                                                --------------------------


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.



                                 Geneva Steel 19

                      Consolidated Statements of Operations
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED SEPTEMBER 30,                                            1996           1995              1994

Net sales                                                       $ 712,657        $ 665,699        $ 486,062
Cost of sales                                                     662,307          594,191          470,548
                                                                -------------------------------------------
  Gross margin                                                     50,350           71,508           15,514

Selling, general and administrative expenses                       24,621           23,795           22,305
                                                                -------------------------------------------
  Income (loss) from operations                                    25,729           47,713           (6,791)
                                                                -------------------------------------------
Other income (expense):

  Interest and other income                                           552              520            1,583
  Interest expense                                                (36,199)         (30,579)         (21,722)
  Other expense                                                    (1,749)          (2,386)              --
                                                                -------------------------------------------
                                                                  (37,396)         (32,445)         (20,139)
                                                                -------------------------------------------

Income (loss) before provision (benefit) for income taxes
  and extraordinary item                                          (11,667)          15,268          (26,930)
Provision (benefit) for income taxes                               (4,429)           3,664          (10,234)
                                                                -------------------------------------------
Income (loss) before extraordinary item                            (7,238)          11,604          (16,696)
Loss on early extinguishment of debt (net of benefit for
  income taxes of $4,429)                                              --               --           (9,534)
                                                                -------------------------------------------
Net income (loss)                                                  (7,238)          11,604          (26,230)
Less redeemable preferred stock dividends and
  accretion for original issue discount                             9,089            7,998            7,046
                                                                -------------------------------------------
Net income (loss) applicable to common shares                   $ (16,327)       $   3,606        $ (33,276)
                                                                -------------------------------------------
Income (loss) per common share before extraordinary item        $   (1.07)       $     .24        $   (1.57)
Extraordinary item per common share                                    --               --             (.63)
                                                                -------------------------------------------
Net income (loss) per common share                              $   (1.07)       $     .24        $   (2.20)
                                                                -------------------------------------------
Weighted average common shares outstanding                         15,309           15,330           15,129
                                                                -------------------------------------------





The accompanying notes to consolidated financial statements are an integral part of these statements.




                                20 Geneva Steel

                Consolidated Statements of Stockholders' Equity
                             (DOLLARS IN THOUSANDS)


                                                SHARES ISSUED                           AMOUNT                       WARRANT TO
                                         COMMON           COMMON                COMMON           COMMON               PURCHASE
                                         CLASS A          CLASS B               CLASS A          CLASS B           COMMON CLASS A


Balance at September 30, 1993           14,360,886        22,595,138        $    86,094        $    11,929        $     5,360

Exercise of options to purchase
 Class A common stock                           --                --                (76)                --                 --
Conversion of Class B common
 stock into Class A common stock           195,545        (1,955,450)             1,033             (1,033)                --
Issuance of Class A common stock
 to employee savings plan                       --                --                142                 --                 --
Redeemable preferred stock                      --                --                 --                 --                 --
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                 --                --                 --                 --                 --

Net loss                                        --                --                 --                 --                 --

                                        ------------------------------------------------------------------------------------------
Balance at September 30, 1994           14,556,431        20,639,688             87,193             10,896              5,360

Conversion of Class B common
 stock into Class A common stock           138,834        (1,388,340)               733               (733)                --
Issuance of Class A common stock
 to employee savings plan                       --                --                 --                 --                 --
Redeemable preferred stock                      --                --                 --                 --                 --
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                 --                --                 --                 --                 --

Net income                                      --                --                 --                 --                 --

                                        ------------------------------------------------------------------------------------------
Balance at September 30, 1995           14,695,265        19,251,348             87,926             10,163              5,360

Conversion of Class B common
 stock into Class A common stock            10,000          (100,000)                53                (53)                --
Issuance of Class A common stock
 to employee savings plan                       --                --                 --                 --                 --
Redeemable preferred stock                      --                --                 --                 --                 --
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                 --                --                 --                 --                 --

Net loss                                        --                --                 --                 --                 --


                                        ------------------------------------------------------------------------------------------
Balance at September 30, 1996           14,705,265        19,151,348           $ 87,979           $ 10,110            $ 5,360
                                        ------------------------------------------------------------------------------------------

                                            RETAINED       TREASURY
                                            EARNINGS        STOCK              TOTAL


Balance at September 30, 1993               $52,542        $(20,150)         $135,775

Exercise of options to purchase
 Class A common stock                            --             449                373
Conversion of Class B common
 stock into Class A common stock                 --              --                 --
Issuance of Class A common stock
 to employee savings plan                        --             650                792
Redeemable preferred stock                   (6,358)             --             (6,358)
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                (688)             --               (688)

Net loss                                    (26,230)             --            (26,230)

                                        ---------------------------------------------------
Balance at September 30, 1994                19,266         (19,051)           103,664

Conversion of Class B common
 stock into Class A common stock                 --              --                 --
Issuance of Class A common stock
 to employee savings plan                      (118)            922                804
Redeemable preferred stock                   (7,296)             --             (7,296)
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                (702)             --               (702)

Net income                                   11,604              --             11,604

                                        ---------------------------------------------------
Balance at September 30, 1995                22,754         (18,129)           108,074

Conversion of Class B common
 stock into Class A common stock                --               --                --
Issuance of Class A common stock
 to employee savings plan                    (1,350)          2,430              1,080
Redeemable preferred stock                   (8,372)             --             (8,372)
 dividends
Redeemable preferred stock
 accretion for original
 issue discount                                (717)              --              (717)

Net loss                                     (7,238)              --            (7,238)


                                        ---------------------------------------------------
Balance at September 30, 1996               $   5,077       $(15,699)          $ 92,827
                                        ---------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these statements.



                                 Geneva Steel 21

                      Consolidated Statements of Cash Flows
                             (DOLLARS IN THOUSANDS)

INCREASE (DECREASE) IN CASH AND CASH AND CASH EQUIVALENT
YEAR ENDED SEPTEMBER 30,                                          1996             1995             1994
Cash Flows From Operating Activities:

Net income (loss)                                            $  (7,238)       $  11,604        $ (26,230)
Adjustments to reconcile net income (loss) to net cash
 provided by (used for) operating activities:

 Depreciation                                                   42,077           37,293           26,111
 Amortization of loan fees                                       2,338            2,015            3,759
 Deferred income tax provision (benefit)                        (3,569)           6,378          (15,619)
 (Increase) decrease in current assets-

  Accounts receivable, net                                     (41,349)          12,729           (1,650)
  Inventories                                                   (3,230)          (3,900)         (22,779)
  Prepaid expenses and other                                   (12,999)             177           (1,412)
 Increase (decrease) in current liabilities-

  Accounts payable                                              (8,364)          10,918            4,039
  Accrued liabilities                                             (692)           3,572            1,320
  Accrued payroll and related taxes                              1,279            2,293            1,392
  Production prepayments                                          (237)              --               --
  Accrued interest payable                                         136               30            3,047
  Accrued pension and profit sharing costs                         124            1,021                4
                                                              ------------------------------------------

Net cash provided by (used for) operating activities           (31,724)          84,130          (28,018)
                                                              ------------------------------------------

Cash Flows From Investing Activities:
 Purchase of property, plant and equipment                     (26,378)         (68,025)        (164,918)
 Proceeds from sale of property, plant and equipment               213           15,966               --
 Change in other assets                                            889             (889)              --
                                                              ------------------------------------------

Net cash used for investing activities                       $ (25,276)       $ (52,948)       $(164,918)
                                                              ------------------------------------------



The accompanying notes to consolidated financial statements are an integral part of these statements.



                                22 Geneva Steel

                             (DOLLARS IN THOUSANDS)

YEAR ENDED SEPTEMBER 30,                                        1996             1995             1994
Cash Flows From Financing Activities:
   Proceeds from issuance of long-term debt                $  59,752        $       -        $ 222,348
   Payments on long-term debt                                (13,354)         (15,315)         (89,991)
   Payments for deferred loan costs and other assets          (1,563)          (1,724)          (5,513)
   Proceeds from exercise of options to purchase
      Class A common stock                                         -                -              373
   Change in bank overdraft                                        -           (1,341)           1,341
   Other                                                         (46)               6              111
                                                           -------------------------------------------
Net cash provided by (used for) financing activities           44,789         (18,374)         128,669
                                                           -------------------------------------------
Net increase (decrease) in cash and cash equivalents          (12,211)         12,808          (64,267)

Cash and cash equivalents at beginning of year                 12,808               -           64,267
                                                           -------------------------------------------
Cash and cash equivalents at end of year                   $     597        $  12,808                -
                                                           -------------------------------------------

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest (net of amount capitalized)                 $  36,498        $  34,357        $  16,559
      Income taxes                                               367              250              512



Supplemental schedule of noncash financing activities:

For the years ended September 30, 1996, 1995 and 1994, the Company increased the redeemable preferred stock liquidation preference by $3,690, $7,296 and $6,358, respectively, in lieu of paying cash dividends. In addition, for the same years, redeemable preferred stock was increased by $717, $702 and $688, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

The accompanying notes to consolidated financial statements are an integral part of these statements.


                                 Geneva Steel 23

                   Notes to Consolidated Financial Statements
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's steel mill manufactures steel slabs and hot-rolled sheet, plate and pipe products for sale to various distributors, steel processors or end-users primarily in the western and central United States.

PRINCIPALS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Geneva Steel Company and its wholly-owned subsidiaries (collectively, the "Company" ). Intercompany balances and transactions have been eliminated in consolidation.

PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid income-earning securities with an initial maturity of ninety days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value. The Company's cash management system utilizes a revolving credit facility with a syndicate of banks (see Note
2).

INVENTORIES

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories as of September 30, 1996 and 1995 was as follows:

                                                    1996             1995
         Raw materials                            $31,064          $27,784
         Semi-finished and finished goods          53,604           54,191
         Operating materials                        8,471            7,934
                                                  ------------------------
                                                  $93,139          $89,909
                                                  ------------------------


Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

INSURANCE CLAIM RECEIVABLE

A plant-wide power outage caused by unusual weather conditions in January 1996 had a significant effect on operating results during the fiscal year ended September 30, 1996. The Company is continuing to assess the full financial impact of the outage and has recorded a portion of the expected loss recovery in the accompanying fiscal year 1996 consolidated financial statements. The Company expects that the insurance claim will be settled within the next year.


                                24 Geneva Steel

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

         Buildings                                   31.5 years
         Machinery and Equipment                     2-30 years

Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $2,112, $5,674 and $12,053 of interest during the years ended September 30, 1996, 1995 and 1994, respectively.

Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

Major spare parts and back-up facilities for machinery and equipment are capitalized and included in machinery and equipment in the accompanying consolidated financial statements. Major spare parts and back-up facilities are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1996 and 1995, approximately $39,194 and $80,876, respectively, of construction in progress was included in machinery and equipment in the accompanying consolidated financial statements.

Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying consolidated financial statements.

OTHER ASSETS

Other assets consist primarily of deferred loan costs incurred in connection with obtaining long-term financing. These costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization totaled $4,700 and $3,023 at September 30, 1996 and 1995, respectively.

PRODUCTION PREPAYMENTS

The Company has production prepayment terms with a major customer. The arrangement previously provided for up to $10,000 in production prepayments upon entry of new orders. During the year ended September 30, 1996, the Company completed an amendment increasing the maximum amount of production prepayments to $15,000. Prepayments are recorded as a production prepayment liability until the product is shipped, at which time the sale is recorded. As of September 30, 1996 and 1995, production prepayments of $9,763 and $10,000 are included in the accompanying consolidated financial statements.

REVENUE RECOGNITION

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of customer claims. As of September 30, 1996 and 1995, reserves for estimated customer claims of $2,502 and $1,202, were included in the allowance for doubtful accounts in the accompanying consolidated financial statements.

INCOME TAXES

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management's expectations.

                                 Geneva Steel 25

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company is required to adopt SFAS No. 121 in fiscal year 1997. This new accounting standard is not expected to have a significant impact on the Company's financial position or results of operations, when implemented.

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

The net income (loss) for the years ended September 30, 1996, 1995 and 1994 was adjusted for the redeemable preferred stock dividends and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

RECLASSIFICATIONS

Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the current year presentation.

2. LONG TERM DEBT

The aggregate amounts of principal maturities of long-term debt as of September 30, 1996 and 1995 consisted of the following:

                                                                                                   1996           1995
Senior term notes issued publicly, interest payable January 15 and July 15
         at 9.5%, principal due January 15, 2004, unsecured                                    $190,000         $190,000
Senior term notes issued publicly, interest payable March 15 and
         September 15 at 11.125 %, principal due March 15, 2001, unsecured                      135,000           135,000
Revolving credit facility from a syndicate of banks, interest is payable monthly at the defined base rate (8.25% at September 30, 1996) plus 1.50% or the defined
         LIBOR rate (5.47% at September 30, 1996) plus 2.75%, due May 14, 2000
         (see discussion below), secured by inventories and accounts receivable                  63,431            17,033
                                                                                               --------------------------

                                                                                               $388,431          $342,033
                                                                                               ==========================



                                26 Geneva Steel

The aggregate amounts of principal maturities of long-term debt as of September 30, 1996 were as follows:

YEAR ENDED SEPTEMBER 30,

         1997                 $         --
         1998                           --
         1999                           --
         2000                       63,431
         2001                      135,000
         Thereafter                190,000
                              ------------
                              $    388,431
                              ------------


In May 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent, which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125,000, is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.25% at September 30, 1996) plus 1.50%, or the defined LIBOR rate (5.47% at September 30, 1996) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. The Company's receivables securitization facility was terminated in connection with the amendment. Certain deferred fees associated with establishing the Company's receivables securitization facility were expensed during the year ended September 30, 1996.

During the years ended September 30, 1995, and 1994, the Company retired certain term loans and revolving credit facilities. Deferred loan costs applicable to debt retired were expensed by the Company and are included in the accompanying consolidated financial statements.

The terms of the Revolving Credit Facility and the Company's $190,000 9 1/2% Senior Notes issued in January 1994 (the "9 1/2% Senior Notes") and $135,000 11 1/8% Senior Notes issued in March 1993 (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes the "Senior Notes") include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. Based on such covenants, as of September 30, 1996, all of the Company's retained earnings balance was restricted from payment of cash dividends. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. The Company is in compliance with the covenants and tests contained in the Revolving Credit Facility and the Senior Notes.

The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $323,531 as of September 30, 1996. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

3. MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 1996, 1995, and 1994, the Company derived approximately 31%, 36%, and 42%, respectively, of its net sales through one customer, which is a distributor to other companies. International sales during the years ended September 30, 1996, 1995 and 1994 did not exceed 10%.


                                 Geneva Steel 27

4. INCOME TAXES

The provision (benefit) for income taxes as of September 30, 1996, 1995 and 1994 consisted of the following:

                                                    1996            1995            1994
Current income tax provision (benefit):

         Federal                                $   (752)       $ (2,375)       $  1,163
         State                                      (108)           (339)           (207)
                                                ----------------------------------------
                                                    (860)         (2,714)            956
                                                ----------------------------------------
Deferred income tax provision (benefit):

         Federal                                  (3,123)          4,543          (9,080)
         State                                      (446)            649            (924)
         Change in valuation allowance                --           1,186          (1,186)
                                                ----------------------------------------
                                                  (3,569)          6,378         (11,190)
                                                ----------------------------------------
Provision (benefit) for income taxes            $ (4,429)       $  3,664        $(10,234)
                                                ----------------------------------------


The provision (benefit) for income taxes as a percentage of income (loss) for the years ended September 30, 1996, 1995 and 1994 differs from the statutory federal income tax rate due to the following:

                                                                1996           1995           1994
Statutory federal income tax rate                             (35.0)%         35.0%         (35.0)%
State income taxes, net of federal income tax impact           (3.3)           3.3           (3.3)
Change in valuation allowance                                  --             (7.8)           4.4
Reassessment of deferred income tax liabilities                --             (8.0)          --
Other                                                           0.3            1.5           (4.1)
                                                              ------------------------------------
Effective income tax rate                                     (38.0)%         24.0%         (38.0)%
                                                              ------------------------------------

                                28 Geneva Steel

The components of the net deferred income tax assets and liabilities as of September 30, 1996 and 1995 were as follows:

                                                             1996            1995
Deferred income tax assets:

         Net operating loss carryforward                   $ 26,019        $ 16,346
         Inventory costs capitalized                          4,604           3,949
         Alternative minimum tax credit carryforward          6,464           6,748
         Accrued vacation                                     1,836           1,802
         Allowance for doubtful accounts                      1,248             956
         General business credits                             2,978           2,911
         Other                                                  188             306
                                                            -----------------------
         Total deferred income tax assets                    43,337          33,018
                                                            -----------------------

Deferred income tax liabilities:

         Accelerated depreciation                           (41,323)        (34,022)
         Mineral property development costs                  (2,467)         (2,335)
         Operating supplies                                  (2,356)         (3,039)
                                                            -----------------------
         Total deferred income tax liabilities              (46,146)        (39,396)
                                                            -----------------------

Net deferred income tax liabilities                        $ (2,809)       $ (6,378)
                                                            -----------------------


As of September 30, 1996, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $67,935 and $6,464, respectively. The net operating loss carryforward begins expiring in 2009.


5. COMMITMENTS AND CONTINGENCIES

CAPITAL PROJECTS

The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput capacity. The Company spent $26,378 and $68,025 on capital projects during the fiscal years ended September 30, 1996 and 1995, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for 1996 were lower than expected primarily as a result of the longer-than-anticipated performance of one of its blast furnaces. Capital expenditures for fiscal year 1997 are estimated at $35,000 to $40,000, which includes $8,000 in capital spending previously scheduled for fiscal year 1996 for the blast furnace reline. In addition, capital projects for fiscal year 1997 consist of installation of the rolling mill finishing stand equipment and various other projects designed to reduce costs and increase product quality and throughput. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

The Company formed a joint venture with certain unrelated parties, which in turn entered into a cooperative agreement with the United States Department of Energy ("DOE") for the demonstration of a COREX(R) direct ironmaking facility and associated power generation and air separation facilities. As of September 30, 1996, the Company had spent approximately $822 in connection with the COREX(R) project, which was included in construction in progress in the accompanying consolidated financial statements. Expenditures on the project are subject to government cost share arrangements. Completion of the project remains subject to several contingencies. Under certain circumstances, the Company may be required to repay some or all of the government cost share funds in the event the project is terminated.



                                 Geneva Steel 29

LEGAL MATTERS

The Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that these matters will not have a material impact on the financial condition or result of operations of the Company.

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

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of approximately $200 for environmental capital improvements in fiscal years 1997 and 1998. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

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

At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

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


                                30 Geneva Steel

Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in April 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the PPI.

Effective January 1, 1994, the Company entered into a ten-year agreement to purchase metallurgical coke, which was subsequently amended on April 11, 1996. The Company has a commitment to purchase a minimum of 274,800 net tons of coke at a specified price in the third contract year. The quantity and price for subsequent years will be as agreed by the parties.

Effective September 1, 1994, the Company entered into a five year agreement to purchase taconite pellets. The Company has commitments to purchase 2,160,000 net tons in the third year of the contract and 1,890,000 net tons in each of the fourth and fifth years of the contract. Prices are adjusted each year based on an index related to the "Cartier Pellets Price."

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

Effective July 1, 1995, the Company entered into an agreement, which was subsequently amended in August 1996, to purchase 15,228 MMBTU per day of natural gas. The contract expires on October 31, 1997. The price is adjusted monthly based on the index price as reported by "Inside FERC Gas Market Report."

LEASE OBLIGATIONS

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases at September 30, 1996, were as follows:

YEAR ENDED SEPTEMBER 30,

         1997             $   8,457
         1998                 7,763
         1999                 7,602
         2000                 7,431
         2001                 7,328
         Thereafter          31,706
                          ---------
                          $  70,287
                          ---------


Total rental expense for non-cancelable operating leases was approximately $5,964, $3,931 and $1,505 for the years ended September 30, 1996, 1995 and 1994, respectively.

LETTERS OF CREDIT

As of September 30, 1995, the Company had outstanding letters of credit totaling approximately $8,400.

6. REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40,000 of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1996. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. During the years ended September 30, 1996 and 1995, the Company increased the liquidation value of the Redeemable Preferred Stock to $60,443 and $56,753, respectively, by adding dividends to the liquidation preference. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures


                                 Geneva Steel 31
governing the Senior Notes and in the Revolving Credit Facility. Restricted payment limitations under the Company's 11 1/8% Senior Notes precluded payment of the preferred stock dividends due on June 15, 1996, September 15, 1996 and December 15, 1996. Unpaid dividends of approximately $4,682 were included in accrued liabilities in the accompanying financial statements at September 30, 1996. Unpaid dividends accumulate until paid and accrue additional dividends at the rate of 14% per annum. In the event that the Company fails to pay dividends on the Redeemable Preferred Stock in an amount equal to four full quarterly dividends, then the holders of the Redeemable Preferred Stock have the right to elect not less than 25 percent of the members of the board of directors. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $32,000 at September 30, 1996. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was approximately $1,274 at September 30, 1996. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on quoted market prices.

7. STOCK OPTIONS

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

The Employee Plan Committee (the "Committee"), consisting of outside directors, determines the time or times when each incentive or nonstatutory stock option vests and becomes exercisable; provided no stock option shall be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of incentive stock options to purchase Class A common stock shall be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock is determined by the Committee.

Stock option activity for the years ended September 30, 1996, 1995 and 1994 consisted of the following:

                                       NUMBER OF        PRICE PER
                                        SHARES          SHARE RANGE
OUTSTANDING AT SEPTEMBER 30, 1993        531,035        $7.88 - 10.91
Granted                                  128,700          7.75 - 8.66
Exercised                                (34,200)               10.91
Cancelled                                 (4,100)           7.75-7.88
                                         ----------------------------

OUTSTANDING AT SEPTEMBER 30, 1994        621,435           7.75-10.91
Granted                                  131,100            7.75-8.66
Cancelled                                 (1,200)           7.75-7.88
                                         ----------------------------

OUTSTANDING AT SEPTEMBER 30, 1995        751,335           7.75-10.91
Granted                                  173,438         3.75 - 4.125
Cancelled                                (15,825)           7.75-7.88
                                         ----------------------------

OUTSTANDING AT SEPTEMBER 30, 1996        908,948        $3.75 - 10.91


Options to purchase 459,320, 356,920 and 237,600 shares of Class A common stock were exercisable on September 30, 1996, 1995 and 1994, respectively. As of September 30, 1996, 284,827 shares are available for grant under the Employee Plan.


                                32 Geneva Steel

8. EMPLOYEE BENEFIT PLANS

UNION SAVINGS AND PENSION PLAN

The Company has a savings and pension plan which provides benefits for all eligible employees covered by the collective bargaining agreement. This plan is comprised of two qualified plans; (1) a union employee savings 401(k) plan with a cash or deferred compensation arrangement and matching contributions and (2) a noncontributory defined contribution pension plan.

Participants may direct the investment of funds related to their deferred compensation in this plan. On March 1, 1996, the Company began to match participants' contributions to the savings plan at 25% up to 4% of their compensation. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1996 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. For the period from October 1, 1994 through February 28, 1995 and for the year ended September 30, 1994, the Company contributed 4% of each participant's compensation to this plan. Total contributions by the Company for the years ended September 30, 1996, 1995 and 1994 were $4,480, $3,485 and $3,086, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

VOLUNTARY EMPLOYEE BENEFICIARY ASSOCIATION TRUST

Effective March 1, 1995, the Company established a voluntary employee beneficiary association trust ("VEBA Trust") to fund post-retirement medical benefits for future retiree's covered by the collective bargaining agreement. Company contributions to the VEBA Trust are ten cents for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provide a contribution to the VEBA Trust based on a reduction from their performance dividend plan payment. No benefits will be paid from the VEBA Trust prior to March 31, 1998. Eligibility requirements and related matters will be determined at a later date.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan up to 4% of their compensation during fiscal years 1996, 1995 and 1994. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1996 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. For the period from October 1, 1994 through February 28, 1995 and for the year ended September 30, 1994, the Company contributed 4% of each participant's compensation to this plan. During the years ended September 30, 1996, 1995 and 1994, total contributions by the Company were $2,139, $1,981 and $1,780, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

PROFIT SHARING AND BONUS PROGRAMS

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued in the years ended September 30, 1996, 1995 and 1994.

The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal year. During the years ended September 30, 1996, 1995 and 1994, performance dividend plan expenses were $9,177, $6,391 and $1,885, respectively.

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


                                 Geneva Steel 33

9. RELATED PARTY TRANSACTIONS

On September 27, 1996, the Company entered into an agreement to loan up to $500 to its Chief Executive Officer. On September 27, 1996 and October 4, 1996, the Company loaned $250 and $210, respectively. The loan is evidenced by a promissory note which bears interest at the rate of 8.54% and is payable at the earlier of September 27, 1997 or demand for repayment by the Company. The loan is secured by interests in real and personal property owned by the Chief Executive Officer and an affiliated entity.

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly financial information for the years ended September 30, 1996 and 1995 is as follows:

         1996 QUARTERS                                  FIRST           SECOND            THIRD           FOURTH
Net sales                                           $ 167,090        $ 159,131        $ 183,105        $ 203,331
Gross margin                                           12,202            7,805            9,420           20,923
Net income (loss)                                      (1,332)          (4,685)          (4,360)           3,139
Net income (loss) applicable to common shares          (3,496)          (6,920)          (6,655)             744
Net income (loss) per common share                       (.23)            (.45)            (.43)             .05



         1995 QUARTERS                                  FIRST           SECOND            THIRD           FOURTH
Net sales                                           $ 164,424        $ 157,213        $ 175,196        $ 168,866
Gross margin                                           15,944           15,812           23,059           16,693
Net income                                              1,008            1,131            5,696            3,769
Net income (loss) applicable to common shares            (898)            (837)           3,667            1,674
Net income (loss) per common share                       (.06)            (.06)             .24              .11



                                34 Geneva Steel