Form 10-K, Exhibit 13
period 1997-09-30
GENEVA STEEL CO
filed 1997-12-29
CIK 860192

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TON DATA)

                         1997       1996       1995       1994       1993
                       --------   --------   --------   --------   --------
OPERATING STATISTICS
Net sales............  $726,669   $712,657   $665,699   $486,062   $465,181
Gross margin.........    60,691     50,350     71,508     15,514     21,723
Income (loss) from
  operations.........    38,204     25,729     47,713     (6,791)     1,102
Income (loss) before
  extraordinary
  item...............    (1,268)    (7,238)    11,604    (16,696)    (8,606)
Net income (loss)....    (1,268)    (7,238)    11,604    (26,230)    (8,606)
Net income (loss)
  applicable to
  common shares......   (11,608)   (16,327)     3,606    (33,276)   (12,072)
Net income (loss)
  per common
  share before
  extraordinary
  item...............      (.74)     (1.07)       .24      (1.57)      (.80)
Net income (loss) per
  common share.......      (.74)     (1.07)       .24      (2.20)      (.80)
BALANCE SHEET
  STATISTICS
Cash and cash
  equivalents........  $     --   $    597   $ 12,808   $     --   $ 64,267
Working capital......    67,063     71,065     33,045     46,797     89,167
Current ratio........      1.66       1.64       1.29       1.49       2.04
Net property, plant
  and equipment......   458,315    454,523    470,390    453,286    314,590
Total assets.........   646,070    657,386    628,797    606,815    498,384
Long-term debt.......   399,906    388,431    342,033    357,348    224,991
Redeemable preferred
  stock..............    56,169     55,437     51,031     43,032     35,986
Stockholders'
  equity.............    82,603     92,827    108,074    103,664    135,775
Long-term debt as a
  percentage of
  stockholders'
  equity.............       484%       418%       316%       345%       166%
ADDITIONAL STATISTICS
Operating income
  (loss) per ton
  shipped............  $  17.90   $  12.00   $  24.99   $  (4.63)  $    .73
Capital
  expenditures.......    47,724     26,378     68,025    164,918     82,534
Depreciation and
  amortization.......    44,959     44,415     39,308     29,870     23,150
Cash flows from
  operating
  activities.........    32,070    (19,520)    84,130    (28,018)    64,394
Raw steel production
  (tons in
  thousands).........     2,460      2,428      2,145      1,890      2,000
Steel products
  shipped (tons in
  thousands).........     2,135      2,145      1,909      1,467      1,511

PRICE RANGE OF COMMON STOCK

The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock as reported on the NYSE Composite Tape.

Fiscal Year Ended September 30, 1996...............      HIGH        LOW
                                                     --------   --------
  First Quarter ended December 31..................  $      8   $ 6  3/8
  Second Quarter ended March 31....................    8  1/4     5  1/8
  Third Quarter ended June 30......................    7  1/8     5  1/4
  Fourth Quarter ended September 30................    5  1/2     3  1/8

Fiscal Year Ended September 30, 1997...............      HIGH        LOW
                                                     --------   --------
  First Quarter ended December 31..................  $ 4  1/2   $ 2  3/4
  Second Quarter ended March 31....................    3  5/8          2
  Third Quarter ended June 30......................    3  1/2     2  1/4
  Fourth Quarter ended September 30................    4  1/4     2  5/8

As of November 28, 1997, the Company had 14,050,515 shares of Class A common stock outstanding, held by 644 stockholders of record, and 19,151,348 shares of Class B common stock outstanding, held by five stockholders of record.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated:

                                                 YEAR ENDED SEPTEMBER 30,
                                                 -------------------------
                                                 1997      1996      1995
                                                 -----     -----     -----
Net sales......................................  100.0%    100.0%    100.0%
Cost of sales..................................   91.6      92.9      89.3
                                                 -----     -----     -----
Gross margin...................................    8.4       7.1      10.7
Selling, general and administrative expenses...    3.1       3.5       3.5
                                                 -----     -----     -----
Income from operations.........................    5.3       3.6       7.2
Other income (expense):
  Interest and other income....................    0.0       0.1       0.1
  Interest expense.............................   (5.6)     (5.1)     (4.6)
  Other expense................................     --      (0.2)     (0.4)
                                                 -----     -----     -----
Income (loss) before provision (benefit) for
  income taxes.................................   (0.3)     (1.6)      2.3
Provision (benefit) for income taxes...........   (0.1)     (0.6)      0.6
                                                 -----     -----     -----
Net income (loss)..............................   (0.2)%    (1.0)%     1.7%
                                                 =====     =====     =====

The following table sets forth the sales product mix as a percentage of net sales for the years indicated:

                                                 YEAR ENDED SEPTEMBER 30,
                                                 -------------------------
                                                 1997      1996      1995
                                                 -----     -----     -----
Plate..........................................   45.4%     45.0%     35.1%
Sheet..........................................   30.2      29.7      40.7
Pipe...........................................    9.6       6.6       6.4
Slab...........................................   11.9      15.9      15.0
Non-steel......................................    2.9       2.8       2.8
                                                 -----     -----     -----
                                                 100.0%    100.0%    100.0%
                                                 =====     =====     =====

Fiscal Year Ended September 30, 1997 Compared
With Fiscal Year Ended September 30, 1996

Net sales increased 2.0% due to a shift in product mix to higher-priced pipe and plate products from lower-priced slab products offset in part by a decrease in shipments of approximately 10,200 tons and a decrease in overall average selling prices for the year ended September 30, 1997 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe and slab products decreased by 2.4%, 1.6% and 0.6%, respectively, while the weighted average sales price of sheet products increased by 3.5% in the year ended September 30, 1997 compared to the previous fiscal year. The decrease in plate prices was due to continued pricing pressure from unfairly traded imports and other market factors. Shipped tonnage of plate and pipe increased approximately 44,900 tons or 5.4% and 56,300 tons or 50.2%, respectively, while shipped tonnage of sheet and slab products decreased approximately 200 tons or 0.03% and 111,200 tons or 23.3%, respectively, between the two periods. During the third and fourth quarters a shortage of railcars increased costs and caused shipments to be slightly lower than expected. Although the Company's primary rail carrier is building additional railcars over the next several months to meet the Company's needs and is taking other steps to improve its service to the Company, the shortage is expected to adversely affect future operations until corrected. Consistent with the Company's strategic objectives, plate shipments have increased, in part through utilization of outside processors to level and cut plate from coils. The Company is currently experiencing increased demand for pipe and is increasing its production of pipe. The Company continues to sell slabs to maximize production from the continuous caster while efforts to increase rolling mill throughput continue. The Company is currently in the process of installing the rolling mill finishing stand upgrades, which are expected to increase rolling mill throughput and product quality. Upgrades on three of six finishing stands have been substantially completed. In light of recent disruptions to operations caused by work on the upgrades, the Company has elected to extend the schedule for completion of future work over several months to limit the ongoing impact.

In November 1996, the Company, together with another domestic plate producer, filed anti-dumping petitions with the Department of Commerce and the International Trade Commission against imports of cut-to-length carbon plate from the Russian Federation, Ukraine, the People's Republic of China and the Republic of South Africa (the "Plate Trade Cases"). The petitions alleged large dumping margins and also set forth the injury to the U.S. industry caused by dumped imports from the subject countries. The United States Department of Commerce issued a final affirmative determination of dumping for each country in October 1997, finding substantial dumping margins on cut-to-length steel plate imports from those countries. In December 1997, the International Trade Commission ("ITC") voted unanimously that the United States industry producing cut-to-length carbon steel plate was injured due to imports of dumped cut-to-length plate from the People's Republic of China, the Russian Federation, Ukraine and the Republic of South Africa. The United States has negotiated suspension agreements that were effective upon the affirmative injury determination by the ITC in December 1997. Those agreements will limit imports of cut-to-length carbon steel plate from the four countries to a total of approximately 440,000 tons per year for the next five years, a reduction of about two-thirds from 1996 import levels, and provide for an average 10-15% increase in import prices to remove the injurious impact of the imports. Any violation or abrogation of the suspension agreements will result in immediate imposition of the dumping duties found by the Commerce Department. Dumped imports from countries not covered by the Plate Trade Cases continue to suppress plate prices. The Company continues to monitor cut-to-length plate imports from other countries as well as imports of other of its products and may file additional trade cases in the future.

Domestic competition remains intense and imported steel continues to adversely affect the market. Moreover additional production capacity is being added in the domestic plate and sheet markets. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price increases or decreases more quickly than many of its competitors. The Company intends to react to price increases or decreases in the market as required by competitive conditions.

Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, decreased to 91.6% for the year ended September 30, 1997 from 92.9% for the previous fiscal year as a result of an increase in net sales in fiscal year 1997. The overall average cost of sales per ton shipped increased approximately $3 per ton between the two periods primarily as a result of the shift in product mix to higher-cost plate and pipe products from lower-cost slab products as well as an increase in operating costs. Operating costs increased as a result of increased natural gas and other fuel costs, increased hot metal costs associated with blast furnace reline and repairs, production disruptions associated with the rolling mill finishing stand upgrades, higher wages and benefits and other increased costs. The increases in costs were partially offset by significant improvements in production yield and throughput rates. These operating improvements have, however, regressed late in the year. The Company expects fuel prices to increase during the winter months.

Depreciation costs included in cost of sales increased approximately $1.0 million for the year ended September 30, 1997 compared with the previous fiscal year. This increase was due to increases in the asset base resulting primarily from the No. 1 blast furnace reline and repair.

Selling, general and administrative expenses for the year ended September 30, 1997 decreased approximately $2.1 million as compared to the previous fiscal year. These lower expenses resulted primarily from Company efforts to reduce administrative staff, to decrease outside services and to reduce other costs.

Interest expense increased approximately $4.5 million during the year ended September 30, 1997 as compared to the previous fiscal year, as a result of significantly lower capitalized interest and higher levels of borrowing. The higher levels of borrowing resulted, in part, from the termination of the Company's receivables securitization facility and the termination of the Company's prepayment arrangement with Mannesmann.

In May 1996, the Company terminated its receivables securitization facility in connection with an amendment to and restatement of the Company's revolving credit facility. As a result, other expense decreased approximately $1.7 million for the year ended September 30, 1997, as compared with the previous fiscal year.

Fiscal Year Ended September 30, 1996 Compared
With Fiscal Year Ended September 30, 1995

Net sales increased 7.1% due to increased shipments of approximately 235,600 tons, offset in large part by decreased overall average selling prices for the year ended September 30, 1996 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of sheet, plate, pipe and slab products decreased by 8.5%, 2.0%, 0.9% and 11.8%, respectively, in the year ended September 30, 1996, as compared to the previous fiscal year. The decrease in prices was due to pricing pressure resulting from unfairly traded imports and an increase in domestic hot-rolled capacity as well as other market factors. Shipped tonnage of plate, pipe and slabs increased approximately 239,300 tons or 40.1%, 11,900 tons or 11.9% and 106,500 tons or 28.8%, respectively, while shipped tonnage of sheet decreased approximately 122,100 tons or 14.5% between the two years. The overall average selling price realization per ton was favorably affected by a shift in product mix to higher-priced plate and pipe products from lower-priced sheet products, offset in part by a shift in product mix to lower-priced slab products. Consistent with the Company's strategic objectives, plate shipments increased as various upgrades to plate processing and finishing equipment were integrated into the production process. The Company sold slabs to maximize production from the continuous caster while efforts to increase rolling mill throughput continue.

The Company's cost of sales, as a percentage of net sales, increased to 92.9% for the year ended September 30, 1996 from 89.3% for the previous fiscal year primarily as a result of lower average selling prices, offset in part by lower average operating costs. The overall average cost of sales per ton shipped decreased approximately $2 per ton between the years primarily as a result of lower operating costs, offset in part by a shift in product mix to higher-cost plate and pipe products from lower-cost sheet products. Operating costs decreased as a result of improved production yields and throughput rates, offset in part by higher depreciation expense, the adverse impact of the plant-wide power outage discussed below, increased raw materials costs, higher wages and benefits, and other increased costs.

A plant-wide power outage caused by unusual weather conditions in late January 1996 had a significant effect on operating results during the fiscal year. The Company maintains insurance for both property damage and business interruption, subject to a deductible of $1 million per occurrence. The Company recorded a portion of the expected loss recovery during the second and third quarters of the fiscal year.

The Company's new plasma-fired cupola ironmaking facility became available for operation during the year ended September 30, 1996. The cupola is used to supplement blast furnace iron production during the reline of the Company's blast furnaces and may also be used during periods requiring supplementary ironmaking capacity. The facility lease cost of the cupola adds approximately $2 per ton to finished product cost, effective July 1, 1996. The impact of the cupola facility on finished product cost is significantly dependent on raw material costs and consumption rates, particularly with respect to scrap and coke, and the level of use of the cupola.

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

Liquidity and Capital Resources

The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. The Company has met these requirements principally from the sale of equity, the incurrence of long-term indebtedness, including borrowings under the Company's credit facilities, equipment lease financing and cash provided by operations.

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

In connection with the offering of the 11 1/8% Senior Notes, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1997. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company had the option to add dividends to the liquidation preference in lieu of payment in cash. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures governing the Senior Notes and in the Company's revolving credit facility. Restricted payment limitations under the Company's Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends were approximately $14.3 million at September 30, 1997. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As a result of the Company's inability to pay four full quarterly dividends, the holders of the Redeemable Preferred Stock elected two directors on May 30, 1997. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income
(loss), dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share by approximately $.18 per share. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

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

On May 14, 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent. The Revolving Credit Facility is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125 million, is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.50% at September 30, 1997) plus 1.50% or the defined LIBOR rate (5.69% at September 30, 1997) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of

 .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility ranges between 50 to 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. The Company's receivables securitization facility was terminated in connection with the amendment. As of September 30, 1997, the Company's eligible inventories and accounts receivable supported access to $106.0 million under the Revolving Credit Facility. As of September 30, 1997 the Company had $74.9 million in borrowings and $9.9 million in letters of credit outstanding under the Revolving Credit Facility, leaving $21.2 million in additional borrowing availability.

The terms of the Revolving Credit Facility and of the Company's Senior Notes include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, limitations on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. Prior to the amendment and restatement of the Revolving Credit Facility on May 14, 1997, the Company entered into various amendments modifying or waiving the financial covenants and tests contained in the revolving credit facility.

Besides these financing activities, the Company's major source of liquidity has been cash provided by operating activities. Net cash provided by operating activities was $32.1 million for the year ended September 30, 1997, as compared with net cash used for operating activities of $19.5 million and net cash provided by operating activities of $84.1 million for the years ended September 30, 1996 and 1995, respectively. The sources of cash provided by operating activities during the year ended September 30, 1997, included depreciation and amortization of $45.0 million, a decrease in accounts receivable of $16.4 million and an increase in accrued liabilities of $3.0 million. These sources of cash flow were offset in part by an increase in inventories of $6.9 million, a decrease in accounts payable of $13.2 million, a decrease in production prepayments of $9.8 million when the Company's production prepayment arrangement with Mannesmann was terminated, a decrease in the net deferred tax liability of $0.8 million and a net loss of $1.3 million.

Capital expenditures were $47.7 million, $26.4 million and $68.0 million for fiscal years 1997, 1996 and 1995, respectively. Capital expenditures for 1997 were higher than expected due in part to costs associated with the reline and repairs of the No. 1 and No. 2 blast furnaces and the related stoves. Capital expenditures for fiscal year 1998 are estimated at approximately $39 million, which includes completion of the rolling mill finishing stand modernization project, implementation of new business and financial software and various other projects designed to reduce costs and increase product quality and throughput. The Company anticipates that it may incur significant start-up and transition costs as the remaining rolling mill finishing stand equipment is installed and implemented. The Company has selected and started the implementation of SAP software, an enterprise-wide business system. The Company expects to benefit significantly from such implementation, including through addressing the year 2000 issue inherent in its legacy systems. The implementation is currently estimated to cost $8 to $10 million with portions being implemented during a two year period. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan. In addition, the Revolving Credit Facility contains certain limitations on capital expenditures.

The Company has formed a limited liability company with certain unrelated parties, which in turn has entered into a cooperative agreement with the United States Department of Energy ("DOE") for the demonstration of a cokeless ironmaking facility and associated power generation and air separation facilities. As of September 30, 1997, the Company had spent (net of DOE reimbursement) approximately $0.9 million in connection with the project, which has been included in construction in progress in the accompanying consolidated financial statements. Expenditures on the project are subject to government cost sharing arrangements. Completion of the project remains subject to several contingencies. Under certain circumstances, the Company will be required to repay some or all of the government cost share funds and expense other funds included in construction in progress in the event the project is terminated.

The Company is required to make substantial interest and dividend payments on the Senior Notes, its Redeemable Preferred Stock and outstanding balances under the Revolving Credit Facility. Currently, the Company's annual cash interest expense is approximately $39.4 million and its annual preferred stock dividends are approximately $10.4 million.

Factors Affecting Future Results

This annual report contains a number of forward-looking statements, including, without limitation, statements contained in this report relating to the Company's ability to obtain railcars, to increase shipments to the expected levels, the Company's objective to increase higher-margin plate and pipe product mix while reducing lower-margin slab sales, the successful implementation of the rolling mill finishing stands upgrade which is expected to increase production throughput and product quality, the Company's ability to compete with the additional production capacity being added in the domestic plate and sheet markets, the Company's ability to monitor and control the level of unfairly traded imports and their effect on the domestic market, the expected adequacy of cash resources including additional borrowing availability and any other statements contained herein to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions. There are a number of important factors that could cause actual events or the

Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

The Company's future operations will be impacted by, among other factors, pricing, product mix, throughput levels, production efficiencies and railcar availability. The Company has efforts underway to increase throughput and production efficiencies and to continue shifting its product mix to higher-margin products. There can be no assurance that the Company's efforts will be successful or that sufficient demand will exist to support the Company's additional throughput capacity. Pricing in future periods is a key variable to the Company's future operating results that remains subject to significant uncertainty. Future pricing will be affected by several factors including the level of imports, future capacity additions, product demand and other market factors such as the increased domestic plate production capacity currently coming on line.

The short-term and long-term liquidity of the Company also is dependent upon several other factors, including availability of capital, foreign currency fluctuations, competitive and market forces, capital expenditures and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Although the Company believes that the anticipated cash from future operations and borrowings under the Revolving Credit Facility will provide sufficient liquidity for the Company to meet its debt service requirements and to fund ongoing operations, including required capital expenditures, there can be no assurance that these or other possible sources will be adequate. Moreover, because of the Company's current leverage situation, its financial flexibility is limited. The Company also faces labor negotiations with the expiration of its union labor agreement on March 31, 1998. The Company is currently unable to predict the effect such negotiations will have on the Company's operations and financial condition.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

We have audited the accompanying consolidated balance sheets of Geneva Steel Company (a Utah corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

Arthur Anderson LLP

Salt Lake City, Utah
October 29, 1997
(except with respect to the matter discussed in Note 9
as to which the date is December 17, 1997)

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                      SEPTEMBER 30,
                                                 -----------------------
                                                   1997          1996
                                                 ---------     ---------
ASSETS

Current Assets:
  Cash and cash equivalents....................  $      --     $     597
  Accounts receivable, less allowance for
     doubtful accounts of $4,564 and $4,031,
     respectively..............................     60,163        76,527
  Inventories..................................    100,081        93,139
  Deferred income taxes........................      3,059         7,637
  Prepaid expenses and other...................      5,291         3,160
  Related party receivable.....................        753           250
                                                  --------      --------

          Total current assets.................    169,347       181,310
                                                  --------      --------

Property, Plant and Equipment:
  Land.........................................      1,990         1,990
  Buildings....................................     16,109        16,109
  Machinery and equipment......................    645,807       600,290
  Mineral property and development costs.......      8,425         8,425
                                                  --------      --------
                                                   672,331       626,814

  Less accumulated depreciation................   (214,016)     (172,291)
                                                  --------      --------

     Net property, plant and equipment.........    458,315       454,523
                                                  --------      --------

Other Assets...................................     18,408        21,553
                                                  --------      --------
                                                 $ 646,070     $ 657,386
                                                  ========      ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                             (DOLLARS IN THOUSANDS)

                                                        SEPTEMBER 30,
                                                     -------------------
                                                       1997       1996
                                                     --------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable.................................  $ 46,348   $ 59,575
  Accrued liabilities..............................    23,671     18,353
  Accrued payroll and related taxes................    11,715     10,867
  Accrued dividends payable........................    14,290      4,682
  Production prepayments...........................        --      9,763
  Accrued interest payable.........................     4,559      4,746
  Accrued pension and profit sharing costs.........     1,701      2,259
                                                     --------   --------

     Total current liabilities.....................   102,284    110,245
                                                     --------   --------

Long-Term Debt.....................................   399,906    388,431
                                                     --------   --------

Deferred Income Tax Liabilities....................     5,108     10,446
                                                     --------   --------

Commitments and Contingencies (Note 5)
Redeemable Preferred Stock, Series B, no par value;
  400,000 shares authorized, issued and
  outstanding, with a liquidation value of
  $60,443..........................................    56,169     55,437
                                                     --------   --------

Stockholders' Equity:
  Preferred stock, no par value; 3,600,000 shares
     authorized for all series, excluding Series B,
     none issued...................................        --         --
  Common stock-
     Class A, no par value; 60,000,000 shares
       authorized, 14,705,265 shares issued........    87,979     87,979
     Class B, no par value; 50,000,000 shares
       authorized, 19,151,348 shares issued and
       outstanding................................     10,110     10,110
  Warrants to purchase Class A common stock........     5,360      5,360
  Retained earnings (deficit)......................   (11,399)     5,077
  Less 719,042 and 1,194,897 Class A common stock
     treasury shares, respectively, at cost........    (9,447)   (15,699)
                                                     --------   --------
     Total stockholders' equity....................    82,603     92,827
                                                     --------   --------
                                                     $646,070   $657,386
                                                     ========   ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             YEAR ENDED SEPTEMBER 30,
                                          ------------------------------
                                            1997       1996       1995
                                          --------   --------   --------
Net sales...............................  $726,669   $712,657   $665,699
Cost of sales...........................   665,978    662,307    594,191
                                          --------   --------   --------
  Gross margin..........................    60,691     50,350     71,508
Selling, general and administrative
  expenses..............................    22,487     24,621     23,795
                                          --------   --------   --------
  Income from operations................    38,204     25,729     47,713
                                          --------   --------   --------
Other income (expense):
  Interest and other income.............       412        552        520
  Interest expense......................   (40,657)   (36,199)   (30,579)
  Other expense.........................        --     (1,749)    (2,386)
                                          --------   --------   --------
                                           (40,245)   (37,396)   (32,445)
                                          --------   --------   --------
Income (loss) before provision (benefit)
  for income taxes......................    (2,041)   (11,667)    15,268
Provision (benefit) for income taxes....      (773)    (4,429)     3,664
                                          --------   --------   --------
Net income (loss).......................    (1,268)    (7,238)    11,604
Less redeemable preferred stock
  dividends and accretion for original
  issue discount........................    10,340      9,089      7,998
                                          --------   --------   --------
Net income (loss) applicable to common
  shares................................  $(11,608)  $(16,327)  $  3,606
                                          ========   ========   ========
Net income (loss) per common share......  $   (.74)  $  (1.07)  $    .24
                                          ========   ========   ========
Weighted average common shares
  outstanding...........................    15,660     15,309     15,330
                                          ========   ========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                   SHARES ISSUED              AMOUNT          WARRANTS
                              -----------------------   ------------------   TO PURCHASE   RETAINED
                                COMMON       COMMON     COMMON     COMMON      COMMON      EARNINGS    TREASURY
                               CLASS A      CLASS B     CLASS A   CLASS B      CLASS A     (DEFICIT)    STOCK      TOTAL
                              ----------   ----------   -------   --------   -----------   ---------   --------   --------
Balance at September 30,
  1994......................  14,556,431   20,639,688   $87,193   $ 10,896     $ 5,360     $  19,266   $(19,051)  $103,664
  Conversion of Class B
    common stock into Class
    A common stock..........     138,834   (1,388,340)      733       (733)         --            --         --         --
  Issuance of Class A common
    stock to employee
    savings plan............          --           --        --         --          --          (118)       922        804
  Redeemable preferred stock
    dividends...............          --           --        --         --          --        (7,296)        --     (7,296)
  Redeemable preferred stock
    accretion for original
    issue discount..........          --           --        --         --          --          (702)        --       (702)
  Net income................          --           --        --         --          --        11,604         --     11,604
                              ----------   ----------   -------    -------      ------      --------   --------   --------
Balance at September 30,
  1995......................  14,695,265   19,251,348    87,926     10,163       5,360        22,754    (18,129)   108,074
  Conversion of Class B
    common stock into Class
    A common stock..........      10,000     (100,000)       53        (53)         --            --         --         --
  Issuance of Class A common
    stock to employee
    savings plan............          --           --        --         --          --        (1,350)     2,430      1,080
  Redeemable preferred stock
    dividends...............          --           --        --         --          --        (8,372)        --     (8,372)
  Redeemable preferred stock
    accretion for original
    issue discount..........          --           --        --         --          --          (717)        --       (717)
  Net loss..................          --           --        --         --          --        (7,238)        --     (7,238)
                              ----------   ----------   -------    -------      ------      --------   --------   --------
Balance at September 30,
  1996......................  14,705,265   19,151,348    87,979     10,110       5,360         5,077    (15,699)    92,827
  Issuance of Class A common
    stock to employee
    savings plan............          --           --        --         --          --        (4,868)     6,252      1,384
  Redeemable preferred stock
    dividends...............          --           --        --         --          --        (9,608)        --     (9,608)
  Redeemable preferred stock
    accretion for original
    issue discount..........          --           --        --         --          --          (732)        --       (732)
  Net loss..................          --           --        --         --          --        (1,268)        --     (1,268)
                              ----------   ----------   -------    -------      ------      --------   --------   --------
Balance at September 30,
  1997......................  14,705,265   19,151,348   $87,979   $ 10,110     $ 5,360     $ (11,399)  $ (9,447)  $ 82,603
                              ==========   ==========   =======    =======      ======      ========   ========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

Increase (Decrease) in Cash and Cash Equivalents

                                           YEAR ENDED SEPTEMBER 30,
                                      ----------------------------------
                                        1997         1996         1995
                                      --------     --------     --------
Cash flows from operating
  activities:
  Net income (loss).................  $ (1,268)    $ (7,238)    $ 11,604
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used for)
     operating activities:
     Depreciation...................    43,048       42,077       37,293
     Amortization of loan fees......     1,911        2,338        2,015
     Deferred income tax provision
       (benefit)....................      (760)      (3,569)       6,378
     (Gain) loss on asset
       disposal.....................       863          (46)          --
     (Increase) decrease in current
       assets --
       Accounts receivable, net.....    16,364      (41,349)      12,729
       Inventories..................    (6,942)      (3,230)      (3,900)
       Prepaid expenses and other...    (2,634)        (749)         177
     Increase (decrease) in current
       liabilities --
       Accounts payable.............   (13,227)      (8,364)      10,918
       Accrued liabilities..........     2,991         (692)       3,572
       Accrued payroll and related
          taxes.....................     2,232        1,279        2,293
       Production prepayments.......    (9,763)        (237)          --
       Accrued interest payable.....      (187)         136           30
       Accrued pension and profit
          sharing costs.............      (558)         124        1,021
                                      --------     --------     --------
Net cash provided by (used for)
  operating activities..............    32,070      (19,520)      84,130
                                      --------     --------     --------
Cash flows from investing
  activities:
  Purchase of property, plant and
     equipment......................   (47,724)     (26,378)     (68,025)
  Proceeds from sale of property,
     plant and equipment............        21          213       15,966
  Change in other assets............     1,238      (11,361)        (889)
                                      --------     --------     --------
Net cash used for investing
  activities........................  $(46,465)    $(37,526)    $(52,948)
                                      --------     --------     --------

                             (DOLLARS IN THOUSANDS)

                                           YEAR ENDED SEPTEMBER 30,
                                      ----------------------------------
                                        1997         1996         1995
                                      --------     --------     --------
Cash flows from financing
  activities:
  Proceeds from issuance of
     long-term debt.................  $ 51,987     $ 59,752     $     --
  Payments on long-term debt........   (40,513)     (13,354)     (15,315)
  Payments for deferred loan costs
     and other assets...............        (4)      (1,563)      (1,724)
  Change in bank overdraft..........     2,328           --       (1,341)
  Other.............................        --           --            6
                                      --------     --------     --------
Net cash provided by (used for)
  financing activities..............    13,798       44,835      (18,374)
                                      --------     --------     --------
Net increase (decrease) in cash and
  cash equivalents..................      (597)     (12,211)      12,808
Cash and cash equivalents at
  beginning of year.................       597       12,808           --
                                      --------     --------     --------
Cash and cash equivalents at end of
  year..............................  $     --     $    597     $ 12,808
                                      ========     ========     ========

Supplemental disclosures of cash
  flow information:
  Cash paid during the year for:
     Interest (net of amount
       capitalized).................  $ 38,934     $ 34,386     $ 28,683
     Income taxes...................        --          367          250

Supplemental schedule of noncash financing activities:

     For the years ended September 30, 1996 and 1995, the Company increased the redeemable preferred stock liquidation preference by $3,690 and $7,296, respectively, in lieu of paying cash dividends. In addition, for the years ended September 30, 1997, 1996 and 1995, redeemable preferred stock was increased by $732, $717 and $702, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. As of September 30,1997, accrued dividends of $14,290 were unpaid.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's steel mill manufactures steel slabs and hot-rolled sheet, plate and pipe products for sale to various distributors, steel processors or end-users primarily in the western and central United States.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Geneva Steel Company and its wholly-owned subsidiaries (collectively, the "Company"). Intercompany balances and transactions have been eliminated in consolidation.

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

INVENTORIES

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories as of September 30, 1997 and 1996 was as follows (dollars in thousands):

                                              1997         1996
                                            --------      -------
        Raw materials....................   $ 26,783      $31,064
        Semi-finished and finished
          goods..........................     65,406       53,604
        Operating materials..............      7,892        8,471
                                            --------      -------
                                            $100,081      $93,139
                                            ========      =======

Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

INSURANCE CLAIM RECEIVABLE

A plant-wide power outage associated with unusual weather conditions and an operator error in January 1996 had an effect on operating results during the fiscal years ended September 30, 1997 and 1996. The Company is continuing to assess the full financial impact of the outage and has recorded a portion of the expected loss recovery in the accompanying fiscal year 1997 and 1996 consolidated financial statements. During fiscal years 1997 and 1996, the Company recorded $12.3 million and $3.7 million, respectively, as an offset to cost of goods sold in the accompanying consolidated financial statements. As of September 30, 1997 and 1996, the Company has an insurance claim receivable of $11.0 million and $12.3 million included in other assets in the accompanying consolidated financial statements. The Company continues to work with the insurance Company to resolve this claim and is continuing to pursue legal remedies available to the Company (see Note 5).

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

        Buildings....................................   31.5 years
        Machinery and Equipment......................   2-30 years

Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $.5 million, $2.1 million and $5.7 million of interest during the years ended September 30, 1997, 1996 and 1995, respectively.

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

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1997 and 1996, approximately $43.7 million and $39.2 million, respectively, of construction in progress was included in machinery and equipment in the accompanying consolidated financial statements.

Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying consolidated financial statements. The Company experienced minimal mining activity in fiscal year 1997.

OTHER ASSETS

Other assets consist primarily of an insurance claim receivable described above and deferred loan costs incurred in connection with obtaining long-term financing. The deferred loan costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization of deferred loan costs totaled $6.6 million and $4.7 million at September 30, 1997 and 1996, respectively.

PRODUCTION PREPAYMENTS

The Company's production prepayment arrangement with a major customer was terminated in May 1997. The arrangement previously provided for up to $15 million in production prepayments upon entry of new orders. Prepayments are recorded as a production prepayment liability until the product is shipped, at which time the sale is recorded. As of September 30, 1996, production prepayments of $9.8 million are included in the accompanying consolidated financial statements.

REVENUE RECOGNITION

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of estimated customer claims. As of September 30, 1997 and 1996, reserves for estimated customer claims of $2.9 million and $2.5 million, were included in the allowance for doubtful accounts in the accompanying consolidated financial statements.

INCOME TAXES

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which was issued in March 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. SFAS No. 121 was adopted in fiscal year 1997 and did not have a material impact on the Company's financial position or results of operations.

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

The net income (loss) for the years ended September 30, 1997, 1996 and 1995 was adjusted for the redeemable preferred stock dividends and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, SFAS No. 128 "Earnings Per Share" was issued. This statement specifies requirements for computation, presentation and disclosure of earnings per share ("EPS") for all periods ending after December 15, 1997. Early adoption is prohibited and upon adoption, all prior period EPS data must be restated. SFAS No. 128 simplifies the standards for computing EPS and replaces the presentations of Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS. The Company will adopt SFAS No. 128 in fiscal year 1998 and believes it will not have a material impact.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued. Under current reporting requirements, extraordinary and non-recurring gains and losses are excluded from income from current operations. SFAS No. 130 requires an "all-inclusive" approach which specifies that all revenues, expenses, gains and losses recognized during the period be reported in income, regardless of whether they are considered to be results of operations of the period. The statement is effective for fiscal years beginning after December 15, 1997.

RECLASSIFICATIONS

Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the current year presentation.

2. LONG-TERM DEBT

The aggregate amounts of principal maturities of long-term debt as of September 30, 1997 and 1996 consisted of the following (dollars in thousands):

                                                     1997          1996
                                                   --------      --------
Senior term notes issued publicly, interest
  payable January 15 and July 15 at 9.5%
  principal due January 15, 2004, unsecured.....   $190,000      $190,000
Senior term notes issued publicly, interest
  payable March 15 and September 15 at 11.125%,
  principal due March 15, 2001, unsecured.......    135,000       135,000
Revolving credit facility from a syndicate of
  banks, interest payable monthly at the defined
  base rate (8.50% at September 30, 1997) plus
  1.50% or the defined LIBOR rate (5.69% at
  September 30, 1997) plus 2.75%, due May 14,
  2000 (see discussion below), secured by
  inventories and accounts receivable...........     74,906        63,431
                                                   --------      --------
                                                   $399,906      $388,431
                                                   ========      ========

The aggregate amounts of principal maturities of long-term debt as of September 30, 1997 were as follows (dollars in thousands):

                  YEAR ENDING SEPTEMBER 30,
        ---------------------------------------------
             1998....................................   $      --
             1999....................................          --
             2000....................................      74,906
             2001....................................     135,000
             2002....................................          --
             Thereafter..............................     190,000
                                                         --------
                                                        $ 399,906
                                                         ========

On May 14, 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent, which is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125 million is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.50% at September 30, 1997) plus 1.50%, or the defined LIBOR rate (5.69% at September 30, 1997) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of
 .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility currently ranges between 50 and 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit

Facility is also subject to other financial tests and covenants. As of September 30, 1997, the Company's eligible inventories and accounts receivable supported access to $106.0 million under the Revolving Credit Facility. As of September 30, 1997, the Company had $74.9 million in borrowings and $9.9 million in letters of credit outstanding under the Revolving Credit Facility, leaving $21.2 million in additional borrowing availability. The Company's receivables securitization facility was terminated in connection with the amendment. Certain deferred fees associated with establishing the Company's receivables securitization facility were expensed during the year ended September 30, 1996.

During the year ended September 30, 1995, the Company retired its revolving credit facility. Deferred loan costs applicable to debt retired were expensed by the Company and are included in the accompanying consolidated financial statements.

The terms of the Revolving Credit Facility and the Company's $190 million 9 1/2% Senior Notes issued in January 1994 (the "9 1/2% Senior Notes") and $135 million 11 1/8% Senior Notes issued in March 1993 (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes the "Senior Notes") include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. Based on such covenants, as of September 30, 1997, the Company was restricted from payment of cash dividends. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium. The Company is in compliance with the covenants and tests contained in the Revolving Credit Facility and the Senior Notes.

The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $380.9 million as of September 30, 1997. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

3. MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 1997, 1996, and 1995, the Company derived approximately 33%, 31% and 36%, respectively, of its net sales through one customer, which is a distributor to other companies. International sales during the years ended September 30, 1997, 1996 and 1995 did not exceed 10%.

4. INCOME TAXES

The provision (benefit) for income taxes as of September 30, 1997, 1996 and 1995 consisted of the following (dollars in thousands):

                                           1997        1996         1995
                                           -----      -------      -------
Current income tax benefit
  Federal...............................   $ (11)     $  (752)     $(2,375)
  State.................................      (2)        (108)        (339)
                                            ----       ------       ------
                                             (13)        (860)      (2,714)
                                            ----       ------       ------
Deferred income tax provision (benefit)
  Federal...............................    (665)      (3,123)       4,543
  State.................................     (95)        (446)         649
  Change in valuation allowance.........      --           --        1,186
                                            ----       ------       ------
                                            (760)      (3,569)       6,378
                                            ----       ------       ------
Provision (benefit) for income taxes....   $(773)     $(4,429)     $ 3,664
                                            ====       ======       ======

The provision (benefit) for income taxes as a percentage of income (loss) for the years ended September 30, 1997, 1996 and 1995 differs from the statutory federal income tax rate due to the following:

                                                 1997       1996       1995
                                                 -----      -----      ----
Statutory federal income tax rate.............   (35.0)%    (35.0)%    35.0%
State income taxes, net of federal income tax
  impact......................................    (3.3)      (3.3)      3.3
Change in valuation allowance.................      --         --      (7.8)
Reassessment of deferred liabilities..........      --         --      (8.0)
Other.........................................     0.4        0.3       1.5
                                                 -----      -----      ----
Effective income tax rate.....................   (37.9)%    (38.0)%    24.0%
                                                 =====      =====      ====

The components of the net deferred income tax assets and liabilities as of September 30, 1997 and 1996 were as follows (dollars in thousands):

                                                       SEPTEMBER 30,
                                                   ---------------------
                                                     1997         1996
                                                   --------     --------
Deferred income tax assets:
  Net operating loss carryforward................  $ 35,257     $ 26,019
  Inventory costs capitalized....................     5,442        4,604
  Alternative minimum tax credit carryforward....     6,464        6,464
  Accrued vacation...............................     1,847        1,836
  Allowance for doubtful accounts................     1,023        1,248
  General business credits.......................     2,754        2,978
  Other..........................................       328          188
                                                   --------     --------
     Total deferred income tax assets............    53,115       43,337
                                                   --------     --------
Deferred income tax liabilities:
  Accelerated depreciation.......................   (45,237)     (41,323)
  Insurance claim receivable.....................    (4,217)          --
  Mineral property development costs.............    (2,465)      (2,467)
  Operating supplies.............................    (3,245)      (2,356)
                                                   --------     --------
     Total deferred income tax liabilities.......   (55,164)     (46,146)
                                                   --------     --------
          Net deferred income tax liabilities....  $ (2,049)    $ (2,809)
                                                   ========     ========

As of September 30, 1997, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $92.9 million and $6.5 million, respectively. The net operating loss carryforward begins expiring in 2009.

5. COMMITMENTS AND CONTINGENCIES

CAPITAL PROJECTS

The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput capacity. The Company spent $47.7 million and $26.4 million on capital projects during the fiscal years ended September 30, 1997 and 1996, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 1997 were higher than expected due in part to costs associated with the reline and repair of the No. 1 and No. 2 blast furnaces and the related stoves. Capital expenditures for fiscal year 1998 are estimated at $39 million, which includes completion of the rolling mill finishing stand modernization project, implementation of new business and financial software and various other projects designed to reduce costs and increase product quality and throughput. The Company has selected and started the implementation of SAP software, an enterprise-wide business system. It's expected that the Company will benefit significantly from such implementation, including addressing the year 2000 issue inherent in its legacy systems. The implementation is estimated to cost $8 to $10 million with portions being implemented during a two year period. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

The Company has formed a limited liability company with certain unrelated parties, which in turn has entered into a cooperative agreement with the United States Department of Energy ("DOE") for the demonstration of a cokeless ironmaking facility and associated power generation and air separation facilities. As of September 30, 1997, the Company had spent (net of DOE reimbursement) approximately $0.9 million in connection with the project, which has been included in construction in progress in the accompanying consolidated financial statements. Expenditures on the project are subject to government cost sharing arrangements. Completion of the project remains subject to several contingencies. Under certain circumstances, the Company may be required to repay some or all of the government cost share funds and expense other funds included in construction in progress in the event the project is terminated.

LEGAL MATTERS

On February 25, 1997, the Company filed a complaint in the Fourth Judicial District Court for Utah County, State of Utah, against Commerce & Industry Insurance Co.

("C&I"), a New York corporation. A First Amended Complaint was filed and served on April 9, 1997, alleging that C&I had breached its insurance contract with Geneva by failing to pay on Geneva's claim for the loss it incurred on January 25 and 26, 1996 when it lost its internal generator. C&I removed the case to the United States District Court for the District of Utah on May 1, 1997. Upon C&I's formal request for additional investigation, Geneva stipulated with C&I on June 6, 1997, to stay the litigation until October 31, 1997, to provide C&I additional time to review documents and interrogate witnesses. That investigation continued until September, 1997. During early October, Geneva had several meetings with C&I in an attempt to resolve the case and assess the strength of the case.

On October 15, 1997, C&I provided a formal response to the claim in which it declined coverage as an excluded peril under the policy, relying on, among other defenses, an exclusion for "power, heating or cooling failure."

Pursuant to the June 1997 stipulation, C&I answered the First Amended Complaint on October 31, 1997, denying most of the substantive factual allegations in the First Amended Complaint and asserting as an affirmative defense, among others, that Geneva's loss was excluded from coverage. On November 24, 1997, Geneva filed a Second Amended Complaint against C&I, adding claims seeking relief for breach of contractual implied covenant of good faith and fair dealing, and bad faith--intentional and outrageous tortious conduct and oppression. C&I's answer or other response to the Second Amended Complaint must be filed December 26, 1997. Geneva requested the Court to require that discovery be completed within approximately six months and the trial be held as soon thereafter as the Court's schedule would allow. C&I requested the Court to allow discovery until June 1, 1999 and require that the case be ready for trial after October 1, 1999. At a Scheduling Conference, the Court set trial beginning July 2, 1999. The Court has set May 1, 1998 as a deadline for dispositive motions on initial coverage issues and required that all discovery be completed by January 15, 1999. The parties are presently involved in resolving discovery issues and proceeding with discovery. The Company intends vigorously to pursue its claims.

In addition, to the insurance claim described above, the Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that these matters will not have a material impact on the financial condition or results of operations of the Company.

ENVIRONMENTAL MATTERS

Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal.

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the ben-zene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of approximately $2.3 million for environmental capital improvements in fiscal years 1998 and 1999. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.

At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Preexisting Environmental Liabilities, such liabilities could be material.

Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10 million necessary to satisfy its obligations under the cost-sharing arrangement. USX has advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. Although the Company believes that USX's position is without merit, there can be no assurance that this matter will be resolved without litigation. The Company believes that resolution of this matter will not likely have a material adverse effect. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to dispute.

PURCHASE COMMITMENTS

On February 10, 1989, the Company entered into an agreement which was subsequently amended on July 1, 1997, to purchase interruptible and firm back-up power through February 28, 2002. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and a facilities charge, based on a minimum of 110,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment and expenses.

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

Effective January 1, 1994, the Company entered into a nine-year agreement to purchase metallurgical coke, which was subsequently amended on April 11, 1996. The Company has committed to purchase approximately 275,000 and 229,000 net tons of coke at specified prices in the fourth and fifth contract years, respectively. The quantity and price for subsequent years will be as agreed by the parties.

Effective September 1, 1994, the Company entered into a five year agreement, which was amended on July 25, 1997, to purchase taconite pellets. The Company has commitments to purchase 2,700,000 net tons in each of the fourth and fifth years of the contract. Prices are adjusted each year based on an index related to the "Cartier Pellets Price."

Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant constructed at the Company's steel mill which will be owned and operated by an independent party. The new plant was completed in mid 1997. The Company pays a monthly facility charge which is adjusted semi-annually each January 1 and July 1 based on an index. The contract continues through mid 2012.

Effective June 10, 1997, the Company entered into an agreement to purchase 100% of the oxygen, nitrogen and argon produced at a facility that is owned and operated by an independent party. The contract expires in September 2002 and specifies that the Company will pay a monthly facility charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the PPI.

During the period from September 1, 1997 through December 1, 1997, the Company entered into various agreements to purchase in the aggregate, 39,500 MMBtu's per day of firm natural gas. The agreements expire between August 1998 and October 1998. The Company expects to extend or replace these agreements as they expire. The price for most of such gas is adjusted monthly based on the index price as reported by "Inside FERC Gas Market Report."

Effective November 1, 1997, the Company entered into an agreement to purchase firm natural gas transportation service for 35,000 decatherms per day for November 1997 through March 1998 and thereafter from the startup of new facilities being constructed by an independent party for a period of five years.

LEASE OBLIGATIONS

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under noncancelable operating leases at September 30, 1997, were as follows (dollars in thousands):

YEAR ENDING SEPTEMBER 30,
-------------------------
1998                          $ 9,106
1999                            8,587
2000                            7,615
2001                            7,386
2002                            5,269
Thereafter                     26,582
                              -------
                              $64,545
                              =======

Total rental expense for non-cancelable operating leases was approximately $9.9 million, $6.0 million and $3.9 million for the years ended September 30, 1997, 1996 and 1995, respectively.

LETTERS OF CREDIT

As of September 30, 1997, the Company had outstanding letters of credit totaling approximately $9.9 million.

6.  REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1997. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company had the option to add dividends to the liquidation preference in lieu of payment in cash. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. As of September 30, 1997 and 1996, the liquidation value of the Redeemable Preferred Stock was $60.4 million. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures governing the Senior Notes and in the Revolving Credit Facility. Restricted payment limitations under the Company's Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends were approximately $14.3 million at September 30, 1997. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As a result of the Company's inability to pay four full quarterly dividends, the holders of the Redeemable Preferred Stock elected two directors on May 30, 1997. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $32 million at September 30, 1997. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was approximately $1.1 million at September 30, 1997. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on quoted market prices.

7. STOCK OPTIONS

Effective January 2, 1990, the Company granted options to purchase 330,000 shares of Class A common stock to key employees at an exercise price of $10.91 per share. On March 26, 1997, certain of these stock options were repriced at $7.75 per share. The stock options became fully exercisable on January 2, 1995. The stock options remain exercisable until the earlier of 90 days after the employee's termination of employment or ten years from the date such stock options were granted.

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

Effective December 18, 1996, the Company's Board of Directors adopted the Geneva Steel Company 1996 Incentive Plan (the "Incentive Plan") which was approved by the Company's shareholders in February 1997. The Incentive Plan provides that 1,500,000 shares of class A common stock will be available for the grant of options or awards.

The Incentive Plan is administered by a committee consisting of at least two non-employee directors of the company (the "Committee"). The Committee determines, among other things, the eligible employees, the number of options granted and the purchase price, terms and conditions of each award, provided that the term does not exceed ten years. The per share purchase price may not be less than 80 percent of the fair market value on the date of grant.

The Incentive Plan also provides for the non-discretionary grant of options to each of its non-employee directors ("Director Options"). Each non-employee director who becomes a director after January 1, 1997 shall be granted a Director Option of 4,000 shares upon election or appointment. In addition, annually on the first business day on or after January 1 of each calendar year that the Incentive Plan is in effect, all non-employee directors who are members of the Board at that time shall be granted a Director Option of 2,000 shares; provided, however, that a director shall not be entitled to receive an annual grant during the year elected or appointed. Director Options will be granted at a purchase price equal to the fair market value of the shares on the date of grant. Director Options vest at 40 percent on the second anniversary of the date of grant and an additional 20 percent on the third, fourth and fifth anniversaries of the date of grant, provided that the director remains in service as a director on each date. The Director Options generally have a ten year term.

Stock option activity for the years ended September 30, 1997, 1996 and 1995 consisted of the following:

                                                                WEIGHTED
                                               NUMBER OF         AVERAGE
                                                SHARES       PRICE PER SHARE
                                               ---------     ---------------
Outstanding at September 30, 1994............    621,400          $8.24
  Granted....................................    129,700           7.75
  Cancelled..................................     (1,200)          7.82
                                               ---------          -----
Outstanding at September 30, 1995............    749,900           8.15
  Granted....................................    173,438           3.80
  Cancelled..................................    (15,825)          7.80
                                               ---------          -----
Outstanding at September 30, 1996............    907,513           7.33
  Granted....................................    810,000           2.25
  Cancelled..................................    (90,850)          4.97
                                               ---------          -----
Outstanding at September 30, 1997............  1,626,663          $4.93
                                               =========          =====

Options to purchase 565,275, 459,320 and 356,920 shares of Class A common stock were exercisable on September 30, 1997, 1996 and 1995, respectively. As of

September 30, 1997, 999,087 shares of Class A common stock are available for grant under the plans.

The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per common share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                         YEAR ENDED
                                                        SEPTEMBER 30,
                                                     -------------------
                                                      1997        1996
                                                     -------     -------
Net loss as reported...............................  $(1,268)    $(7,238)
Net loss pro forma.................................   (1,650)     (7,292)
Net loss per common share as reported..............  $  (.74)    $ (1.07)
Net loss per common share pro forma................     (.77)      (1.07)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996, in calculating compensation cost: expected stock price volatility of 60.8% for both years, an average risk free interest rate of approximately 6.25 percent and expected lives ranging between three years to seven years for 1997 and seven years for 1996.

The weighted average fair value of options granted during fiscal years 1997 and 1996 was $2.25 and $3.80. At September 30, 1997, the 1,626,663 options outstanding have exercise prices between $2.25 and $10.91 with a weighted average exercise price of $4.93 and a weighted average remaining contractual life of 7.1 years. 565,275 of these options are exercisable with a weighted average exercise price of $8.26.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. On March 1, 1996, the Company began to match participants' contributions to the savings plan in shares of class A common stock at 25% up to 4% of their compensation. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1997 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. For the period from October 1, 1994 through February 28, 1995 the Company contributed 4% of each participant's compensation to this plan. Total contributions by the Company for both plans for the years ended September 30, 1997, 1996 and 1995 were $5.1 million, $4.5 million and $3.5 million, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

VOLUNTARY EMPLOYEE BENEFICIARY ASSOCIATION TRUST

Effective March 1, 1995, the Company established a voluntary employee beneficiary association trust ("VEBA Trust") to fund post-retirement medical benefits for future retirees covered by the collective bargaining agreement. Company cash contributions to the VEBA Trust are ten cents for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provide a contribution to the VEBA Trust based on a reduction from their performance dividend plan payment. No benefits will be paid from the VEBA Trust prior to March 31, 1998. Eligibility requirements and related matters will be determined at a later date.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan in shares of Class A common stock up to 4% of their compensation during fiscal years 1997, 1996 and 1995. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1997 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. For the period from October 1, 1994 through February 28, 1995, the Company contributed 4% of each participant's compensation to this plan. During the years ended September 30, 1997, 1996 and 1995, total contributions by the Company were $2.2 million, $2.1 million and $2.0 million, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

PROFIT SHARING AND BONUS PROGRAMS

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued in the years ended September 30, 1997, 1996 and 1995.

The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal year. During the years ended September 30, 1997, 1996 and 1995, performance dividend plan expenses were $9.6 million, $9.2 million and $6.4 million, respectively.

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

9. RELATED PARTY TRANSACTIONS

On September 27, 1996, the Company entered into an agreement to loan up to $500,000 to its Chief Executive Officer. On September 27, 1996, October 4, 1996 and December 23, 1996 the Company loaned $250,000, $210,000 and $40,000, respectively. On February 13, 1997, the Company authorized an increase in the loan amount to $700,000 and advanced an additional $200,000. The loan is evidenced by a promissory note which bears interest at the rate of 8.53% and was payable at the earlier of September 27, 1997 or demand for repayment by the Company. On October 17, 1997, the Chief Executive Officer paid $240,000 on the note and the payment date of the note was extended to April 30, 1998. On December 17, 1997, the Chief Executive Officer paid an additional $400,000 on the note. The loan is secured by interests in real and personal property owned by the Chief Executive Officer and an affiliated entity.

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly financial information for the years ended September 30, 1997 and 1996 is as follows (dollars in thousands):

     1997 QUARTERS         FIRST        SECOND       THIRD        FOURTH
------------------------  --------     --------     --------     --------
Net sales...............  $169,741     $182,961     $194,089     $179,878
Gross margin............    12,930        7,921       20,732       19,108
Net income (loss).......    (1,410)      (5,504)       3,962        1,684
Net income (loss)
  applicable to common
  shares................    (3,871)      (8,046)       1,337       (1,028)
Net income (loss) per
  common share..........      (.25)        (.52)         .08         (.06)

     1996 QUARTERS         FIRST        SECOND       THIRD        FOURTH
------------------------  --------     --------     --------     --------
Net sales...............  $167,090     $159,131     $183,105     $203,331
Gross margin............    12,202        7,805        9,420       20,923
Net income (loss).......    (1,332)      (4,685)      (4,360)       3,139
Net income (loss)
  applicable to common
  shares................    (3,496)      (6,920)      (6,655)         744
Net income (loss) per
  common share..........      (.23)        (.45)        (.43)         .05