Form 10-K, Exhibit 13
period 1998-09-30
GENEVA STEEL CO
filed 1998-12-29
CIK 860192

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
(Dollars in thousands, except per share and per ton data)

OPERATING STATISTICS                              1998           1997            1996           1995           1994
                                               ---------      ---------       ---------       --------      ---------
Net sales                                      $ 720,453      $ 726,669       $ 712,657       $665,699      $ 486,062
Gross margin                                      61,321         60,691          50,350         71,508         15,514
Income (loss) from operations                     21,394         38,204          25,729         47,713         (6,791)
Income (loss) before extraordinary item          (18,943)        (1,268)         (7,238)        11,604        (16,696)
Net income (loss)                                (18,943)        (1,268)         (7,238)        11,604        (26,230)
Net income (loss) applicable to
  common shares                                  (30,715)       (11,608)        (16,327)         3,606        (33,276)
Diluted net income (loss) per common share
  before extraordinary item                        (1.90)          (.74)          (1.07)           .24          (1.57)
Diluted net income (loss) per common share         (1.90)          (.74)          (1.07)           .24          (2.20)

BALANCE SHEET STATISTICS
Cash and cash equivalents                      $      --      $      --       $     597       $ 12,808      $      --
Working capital                                 (298,416)        67,063          71,065         33,045         46,797
Current ratio                                        .39           1.66            1.64           1.29           1.49
Net property, plant and equipment                411,174        458,315         454,523        470,390        453,286
Total assets                                     605,165        646,070         657,386        628,797        606,815
Long-term debt                                        --        399,906         388,431        342,033        357,348
Redeemable preferred stock                        56,917         56,169          55,437         51,031         43,032
Stockholders' equity                              53,208         82,603          92,827        108,074        103,664
Long-term debt as a percentage
   of stockholders' equity                            --            484%            418%           316%           345%

ADDITIONAL STATISTICS
Operating income (loss) per ton shipped        $   10.68      $   17.90       $   12.00       $  24.99      $   (4.63)
Capital expenditures (1)                          10,893         47,724          26,378         68,025        164,918
Depreciation and amortization                     44,182         44,959          44,415         39,308         29,870
Cash flows from operating activities              25,847         32,070         (19,520)        84,130        (28,018)
Raw steel production (tons in thousands)           2,390          2,460           2,428          2,145          1,890
Steel products shipped (tons in thousands)         2,003          2,135           2,145          1,909          1,467

(1) Capital expenditures for the year ended September 30, 1998 included an offset of $12.5 million relating to an insurance claim settlement. Absent the offset, capital expenditures were $23.4 million for the year ended September 30, 1998.

PRICE RANGE OF COMMON STOCK

The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock as reported on the NYSE Composite Tape.

Fiscal Year Ended September 30, 1997                      HIGH            LOW
  First Quarter ended December 31                       $ 4 1/2        $ 2 3/4
  Second Quarter ended March 31                           3 5/8          2
  Third Quarter ended June 30                             3 1/2          2 1/4
  Fourth Quarter ended September 30                       4 1/4          2 5/8

Fiscal Year Ended September 30, 1998                      HIGH            LOW
  First Quarter ended December 31                       $ 3 7/8        $ 1 15/16
  Second Quarter ended March 31                           3 11/16        1 15/16
  Third Quarter ended June 30                             4 1/4          2 1/4
  Fourth Quarter ended September 30                       2 5/8          1 3/16

As of November 30, 1998, the Company had 14,700,478 shares of Class A common stock outstanding, held by 654 stockholders of record, and 19,151,348 shares of Class B common stock outstanding, held by five stockholders of record. The Class B common stock is convertible into Class A common stock at ten shares of Class B for one share of Class A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated:

                                                     Year Ended September 30,
                                                 --------------------------------
                                                  1998         1997         1996
                                                 ------       ------       ------
Net sales                                         100.0%       100.0%       100.0%
Cost of sales                                      91.5         91.6         92.9
                                                 ------       ------       ------

Gross margin                                        8.5          8.4          7.1

Selling, general and administrative expenses        3.0          3.1          3.5
Write-down of impaired assets                       2.5           --           --
                                                 ------       ------       ------

Income from operations                              3.0          5.3          3.6

Other income (expense):
    Interest and other income                       0.0          0.0          0.1
    Interest expense                               (5.9)        (5.6)        (5.1)
    Other expense                                    --           --         (0.2)
                                                 ------       ------       ------

Loss before benefit for income taxes               (2.9)        (0.3)        (1.6)
Benefit for income taxes                           (0.3)        (0.1)        (0.6)
                                                 ------       ------       ------

Net loss                                           (2.6)        (0.2)%       (1.0)%
                                                 ======       ======       ======

The following table sets forth the sales product mix as a percentage of net sales for the years indicated:

                                                    Year Ended September 30,
                                                 ------------------------------
                                                  1998        1997        1996
                                                 ------      ------      ------
Plate                                              62.1%       45.4%       45.0%
Sheet                                              18.2        30.2        29.7
Pipe                                               10.5         9.6         6.6
Slab                                                7.0        11.9        15.9
Non-steel                                           2.2         2.9         2.8
                                                 ------      ------      ------

                                                  100.0%      100.0%      100.0%
                                                 ======      ======      ======

Fiscal Year Ended September 30, 1998 Compared
With Fiscal Year Ended September 30, 1997

Net sales decreased 0.9% due to decreased shipments of approximately 131,500 tons, mostly offset by an increase in overall average selling prices and a net shift in product mix to higher-priced plate and pipe products from lower-priced sheet and slab products for the year ended September 30, 1998 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe, sheet and slab products increased by 0.5%, 2.4%, 1.2% and 2.0%, respectively, in the year ended September 30, 1998 compared to the previous fiscal year. The increases in prices were due primarily to strong steel demand through the first three quarters of the 1998 fiscal year as well as other market factors. Selling prices on all products declined significantly during the fourth quarter of the 1998 fiscal year primarily as a result of increased supply from imports as discussed below. Shipped tonnage of plate and pipe products increased approximately 308,400 tons or 35.0%, and 9,300 tons or 5.5%, respectively, while shipped tonnage of sheet and slab products decreased approximately 294,400 tons or 40.9%, and 154,800 tons or 42.4%, respectively, between the two periods. Consistent with the Company's strategic objectives, plate shipments increased as a result of expanded utilization of outside processors to level and cut plate from coils, improved operations of the Company's cut-to-length facilities and strong demand through June 30, 1998.

During the fourth quarter of 1998, order entry, shipments and pricing for all of the Company's products were adversely affected by, among other things, increased imports. As a result of the increased supply of imports and other market conditions, the Company's overall price realization and shipments will continue to decrease significantly in the first quarter of fiscal year 1999 and are expected to remain at low levels at least through the second quarter of fiscal 1999 and negatively impact the financial performance of the Company during such periods. As of November 30, 1998, the Company had estimated total orders on hand of approximately 74,000 tons compared to approximately 309,000 tons as of November 30, 1997.

Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is substantially driven by fluctuations in the value of the United States dollar against several other currencies as well as the strength of the United States economy relative to foreign economies. In addition, many foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities.

Historically, coiled and flat plate imports have represented approximately 20% of total U.S. consumption. In the summer of 1998, the steel industry began experiencing an unprecedented surge in imports. Approximately 40% of recent domestic plate and hot roll sheet consumption has been supplied by imports. Imports have similarly increased in each of the Company's other product lines. The surge in imports from various countries is in part the result of depressed economies in various regions, which have greatly reduced steel consumption, causing steel producers to dramatically increase exports to the United States, one of the few strong markets for steel consumption. The Company, as well as other domestic steel producers, believes that foreign producers are selling product into the U.S. market at dumped prices and are adversely affecting domestic shipments and pricing.

While a previous import surge in 1996 primarily involved only flat plate, the current surge includes all of the Company's products. As a result, from May 1998 to November 1998, the Company's plate and sheet prices fell by 12.2% and 12.7%, respectively. Concurrently, the Company has been forced to reduce production by approximately 50%, resulting in higher costs per ton and production inefficiencies, as well as a significant decline in operating results and cash flow. During September 1998 through November 1998, the Company's total shipments were approximately 302,000 tons as compared to 493,000 tons for the same period in 1997.

On September 30, 1998, the Company and eleven other domestic steel producers filed anti-dumping actions against hot- rolled coiled steel imports form Russia, Japan and Brazil (the "Coiled Products Cases"). The group also filed a subsidy (countervailing duty) case against Brazil. In mid November 1998, the International Trade Commission (the "ITC") made a unanimous affirmative preliminary injury determination. Preliminary dumping margins will be announced by the Department of Commerce ("DOC") in February 1999, with final margins announced between May-July 1999. The ITC is expected to make its final injury determination between July-September 1999. If affirmative, the final determinations by the ITC and

DOC will result in duties against imported hot-rolled coil products from the offending countries. Under applicable law, the U.S. Administration may settle some or all of the cases if the settlement has the effect of removing the injury or threat of injury caused by the imports. Settlements, called suspension agreements, typically involve import volume and/or price limitations

The Company and other U.S. producers will participate in these reviews in support of a five year extension of these orders. The outcome of these reviews cannot currently be predicted. Imports of hot-rolled coil products from the subject countries that arrive in the U.S. after mid-November 1998 are at risk that duties eventually imposed in the Coiled Products Cases could be applied retroactively to that date. Consequently, the Company expects that such imports will likely decline. As a result, the Company expects that its production levels, shipments and pricing of those products will increase as imports decline and excess inventory levels are reduced. There is, however, no assurance that the trade cases will be successful, that duties will be imposed, that imports from countries not named in the Coiled Products Cases will not increase or that domestic shipments or prices will rise. The Company continues to monitor imports of all its products and will very likely file additional trade cases or take other trade action in the future. Existing trade laws and regulations may be inadequate to prevent the adverse impact of such an unprecedented world financial crisis; consequently, imports could pose continuing or increasing problems for the domestic steel industry and the Company.

A five year sunset review of anti-dumping countervailing duty orders against the countries on plate will begin November 1999 and should be concluded by the end of 2000.

Domestic competition remains intense and imported steel continues to adversely affect the market. Moreover, additional production capacity is being added in the domestic market. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price increases or decreases more quickly than many of its competitors. The Company intends to react to price increases or decreases in the market as required by competitive conditions.

On November 2, 1998, the Company signed a new, three-year agreement with Mannesmann Pipe and Steel ("Mannesmann"). Under the agreement, Mannesmann will extend its responsibility for the marketing of the Company's steel products to throughout the continental United States. Mannesmann previously marketed the Company's products in fifteen midwestern states and to certain customers in the eastern United States. The Company expects that this new arrangement will strengthen its domestic sales efforts. The Company's existing sales force will remain Company employees, but will be directed by Mannesmann. The Company has also made several other organizational changes designed to improve product distribution and on-time delivery.

The Mannesmann agreement requires Mannesmann to purchase and pay for the Company's finished goods inventory as soon as it has been assigned to or otherwise identified with a particular order. Mannesmann then sells the product to end customers at the same sales price Mannesmann paid the Company plus a variable commission. The Company remains responsible for customer credit and product quality problems. The Company estimates that when fully implemented successfully, the new arrangement will significantly reduce its working capital balances and, as a result, improve the Company's liquidity by approximately $17 to $25 million. Although the Company estimates that full implementation of the Mannesmann agreement will have the foregoing positive net liquidity effect, the agreement will also reduce inventory and accounts receivable balances otherwise included in the Company's borrowing base under the Revolving Credit Facility. Full implementation of the Mannesmann agreement is expected to be completed during the third quarter of fiscal 1999. There can be no assurance that the Mannesmann agreement can be fully implemented quickly or that the new sales approach will be successful.

Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, remained relatively constant at 91.5% for the year ended September 30, 1998 as compared to the previous fiscal year as a result of an increase in average selling prices per ton offset by increased product costs per ton. The overall average cost of sales per ton shipped increased approximately $17 per ton between the two periods, primarily as a result of a significant shift in product mix to higher-cost plate and pipe products from lower-cost sheet and slab products and increased operating costs. Operating costs increased as a result of reduced product yields, lower overall production volume, increased depreciation expense, increased wages and benefits and other increased operating costs. These higher costs were partially offset by increased production throughput rates for most products and reduced inbound freight rates.

In an effort to reduce labor costs, the Company implemented a voluntary resignation program and an early retirement option during the fiscal year for union-eligible employees. In return for voluntary resignations (excluding retirements), the program provided each of up to 200 active union-eligible employees that submitted their resignations on or prior to July 31, 1998 a one-time, lump-sum payment of $10,000, full vesting in the Company's 401-k and defined contribution pension plans and two-months of additional medical and dental insurance benefits. With respect to voluntary retirements, the program provided for a one-time, lump-sum payment of $10,000 to each of up to 150 active union-eligible employees who voluntarily retire prior to December 31, 1998. This benefit is in addition to any other benefits payable under the collective bargaining agreement. The Company recognized charges in the fourth fiscal quarter of 1998 to reflect the cost of the foregoing programs. Since implementing the programs, the Company has achieved 209 permanent reductions of union-eligible employees through the programs and normal attrition. In addition, the Company has laid off 453 union- eligible employees because of reduced production levels. Since January 1, 1998, the Company has also reduced its non-union workforce by 149 employees through terminations, layoffs and normal attrition. The reductions are one of several steps being taken by the Company to improve short and long-term operating results. The Company anticipates further staff and workforce restructuring as it streamlines business and production processes.

Depreciation costs included in cost of sales decreased approximately $0.7 million for the year ended September 30, 1998 compared with the same period in the previous fiscal year. This decrease was due to offsets for depreciation expense previously taken on equipment reimbursed as part of the settlement of an insurance claim relating to a January 1996 power outage (the "Insurance Settlement"). This decrease was partially offset by increases in the asset base as a result of completion of the rolling mill finishing stand upgrades and a reline and repairs to a blast furnace.

Selling, general and administrative expenses for the year ended September 30, 1998 decreased approximately $0.4 million as compared to the same period in the previous fiscal year. These lower expenses resulted primarily from selling, general and administrative offsets of $2.1 million recorded as a result of the Insurance Settlement and cost savings related to the staff and support personnel reductions. These lower expenses were offset in part by increased outside services associated with, among other things, training costs relating to implementation of enterprise-wide business systems.

Interest expense increased approximately $1.8 million during the year ended September 30, 1998 as compared to the same period in the previous fiscal year as a result of higher average levels of borrowing.

For the years ended September 30, 1998 and 1997, the Company recognized a benefit for income taxes by carrying back the loss against income from a prior period. For the year ended September 30, 1998, the Company was only able to carryback a portion of its loss. As of September 30, 1998, the Company has a net operating loss carryforward for book purposes of approximately $6.1 million.

Fiscal Year Ended September 30, 1997 Compared
With Fiscal Year Ended September 30, 1996

Net sales increased 2.0% due to a shift in product mix to higher-priced pipe and plate products from lower-priced slab products offset in part by a decrease in shipments of approximately 10,200 tons and a decrease in overall average selling prices for the year ended September 30, 1997 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe and slab products decreased by 2.4%, 1.6% and 0.6%, respectively, while the weighted average sales price of sheet products increased by 3.5% in the year ended September 30, 1997 compared to the previous fiscal year. The decrease in plate prices was due to continued pricing pressure from unfairly traded imports and other market factors. Shipped tonnage of plate and pipe increased approximately 44,900 tons or 5.4% and 56,300 tons or 50.2%, respectively, while shipped tonnage of sheet and slab products decreased approximately 200 tons or 0.03% and 111,200 tons or 23.3%, respectively, between the two periods. During the third and fourth quarters a shortage of railcars increased costs and caused shipments to be slightly lower than expected. Consistent with the Company's strategic objectives, plate shipments increased, in part through utilization of outside processors to level and cut plate from coils. The Company continued to sell slabs to maximize production from the continuous caster while efforts to increase rolling mill throughput continued.

In November 1996, the Company, together with another domestic plate producer, filed anti-dumping petitions with the Department of Commerce and the International Trade Commission against imports of cut-to-length carbon plate from the Russian Federation, Ukraine, the People's Republic of China and the Republic of South Africa (the "Plate Trade Cases"). The petitions alleged large dumping margins and also set forth the injury to the U.S. industry caused by dumped imports from the subject countries. The United States Department of Commerce issued a final affirmative determination of dumping for each country in October 1997, finding substantial dumping margins on cut-to-length steel plate imports from those countries. In December 1997, the International Trade Commission ( "ITC") voted unanimously that the United States industry producing cut-to-length carbon steel plate was injured due to imports of dumped cut-to-length plate from the People's Republic of China, the Russian Federation, Ukraine and the Republic of South Africa. The United States negotiated suspension agreements that became effective upon the affirmative final conclusive determination in November 1997. Those agreements limit imports of cut-to-length carbon steel plate from the four countries to a total of approximately 440,000 tons per year for the next five years, a reduction of about two-thirds from 1996 import levels, and provide import price limits intended to remove the injurious impact of the imports. Any violation or abrogation of the suspension agreements will result in immediate imposition of the dumping duties found by the Commerce Department.

The Company's cost of sales, as a percentage of net sales, decreased to 91.6% for the year ended September 30, 1997 from 92.9% for the previous fiscal year as a result of an increase in net sales in fiscal year 1997. The overall average cost of sales per ton shipped increased approximately $3 per ton between the two periods primarily as a result of the shift in product mix to higher-cost plate and pipe products from lower-cost slab products as well as an increase in operating costs. Operating costs increased as a result of increased natural gas and other fuel costs, increased hot metal costs associated with a blast furnace reline and repairs, production disruptions associated with the rolling mill finishing stand upgrades, higher wages and benefits and other increased costs. The increases in costs were partially offset by significant improvements in production yield and throughput rates, although these operating improvements regressed late in the year.

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

Interest expense increased approximately $4.5 million during the year ended September 30, 1997 as compared to the previous fiscal year, as a result of significantly lower capitalized interest and higher levels of borrowing. The higher levels of borrowing resulted, in part, from the termination of the Company's receivables securitization facility and the termination of the Company's previous prepayment arrangement with Mannesmann.

In May 1996, the Company terminated its receivables securitization facility in connection with an amendment to and restatement of the Company's revolving credit facility. As a result, other expense decreased approximately $1.7 million for the year ended September 30, 1998, as compared with the previous fiscal year.

Liquidity and Capital Resources

The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. In the past, the Company has met these requirements principally from the sale of equity; the incurrence of long-term indebtedness, including borrowings under the Company's credit facilities; equipment lease financing and cash provided by operations.

In March 1993, the Company issued in a public offering $135 million principal amount of 11 1/8% senior notes (the "11 1/8% Senior Notes" and, together with the 9 1/2% Senior Notes discussed below, the "Senior Notes"). The 11 1/8% Senior Notes mature in 2001, are unsecured and require interest payments semi-annually on March 15 and September 15. Since March 1998, the 11 1/8% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. A portion of the proceeds from the 11 1/8% Senior Notes offering was used to repurchase, at par value, approximately $70 million aggregate principal amount of term debt.

In connection with the offering of the 11 1/8% Senior Notes, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1998. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company had the option to add dividends to the liquidation preference in lieu of payment in cash. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures governing the Senior Notes and in the Company's Revolving Credit Facility. Restricted payment limitations under the Company's Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends were approximately $25.3 million at September 30, 1998. Based on the Company's current financial situation, the Company does not expect to pay dividends on the Redeemable Preferred Stock in the foreseeable future. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As a result of the Company's inability to pay four full quarterly dividends, the holders of the Redeemable Preferred Stock elected two directors on May 30, 1997. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. Both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income (loss), dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share by approximately $.20 per share. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

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

On May 14, 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent. The Revolving Credit Facility is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125 million, is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.50% at September 30, 1998) plus 1.50% or the defined LIBOR rate (5.00% at September 30, 1997) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility has generally ranged between 50 to 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. As of September 30, 1998, the Company's eligible inventories and accounts receivable supported access to $117.1 million under the Revolving Credit Facility. As of September 30, 1998, the Company had $60.8 million in borrowings and $10.8 million in letters of credit outstanding under the Revolving Credit Facility, leaving $45.5 million in additional borrowing availability. As a consequence of reduced production and sales volumes, the Company's inventory and account receivable borrowing base has declined since September 30, 1998. In addition, borrowings under the Revolving Credit Facility have been used to fund operating losses and reductions in accounts payable. Consequently, the Company's borrowing availability under the Revolving Credit Facility has declined. As of December 18, 1998, borrowing availability was $21.3 million, with $58.2 million in borrowings and $10.8 million in letters of credit outstanding. As the Mannesmann agreement described above is fully implemented, it is expected to generate liquidity for the Company but will also reduce the borrowing base under the Revolving Credit Facility.

As a result of the Company's recent financial performance, the Company recently sought and received an amendment to the Revolving Credit Facility with respect to both the tangible net worth and interest coverage covenants, among other things. The Company will require additional modifications, waivers or forbearances to those and other terms of the Revolving Credit Facility prior to January 7, 1999. The Company has held several meetings with the banking group for the Revolving Credit Facility. The Company anticipates that the banking group will grant short-term covenant relief either by way of a waiver or a forbearance with respect to certain potential or actual defaults. The Company believes that such waiver or forbearance would not be granted if the Company intended to make the interest payment due January 15, 1999 on the 9 1/2% Senior Notes, as discussed below. The banking group will, however, continue to closely monitor the Company's liquidity and may withdraw its waiver or forbearance or take other action with respect to, among other things, the terms upon which the Company may borrow or the Company's continued access to borrowings. There can be no assurance that the Company will receive the waiver or forbearance, that the banking group will not require other changes in the terms upon which borrowings under the Revolving Credit Facility are made, or that the banking group will continue to permit the Company to incur borrowings thereunder, in which event the Company's operations would be substantially curtailed and its financial condition materially adversely affected.

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

Besides the above-described financing activities, the Company's major source of liquidity over time has been cash provided by operating activities. Net cash provided by operating activities was $25.8 million for the year ended September 30, 1998, as compared with net cash provided by operating activities of $32.1 million for the year ended September 30, 1997. The sources of cash for operating activities during the year ended September 30, 1998, included depreciation and amortization of $44.2 million, a decrease in prepaid expenses of $13.8 million, an increase in accrued liabilities of $1.6 million and an increase in accrued interest payable of $0.5 million. These sources of cash were offset in part by an increase in inventories of $15.1 million, a decrease in accounts payable of $12.2 million, an increase in accounts receivable of $3.3 million, a net loss before the write-down of impaired assets of $3.2 million and a decrease in accrued payroll and related taxes of $0.5 million. Finished goods inventories have increased as a result of, among other things, use of outside processors and transloading centers and increased volumes. On August 11, 1998, the Company settled a lawsuit against Commerce and Industry Insurance Company relating to an insurance claim arising from a January 1996 power outage. Under the terms of the settlement, the Company received $24.5 million in September 1998 ($11.0 million is included above in the decrease in prepaid expenses).

The Company is required to make substantial interest payments on the Senior Notes. Currently, the Company's annual cash interest expense, including the Revolving Credit Facility, is approximately $40 million. As a result of reduced shipments and price realization caused primarily by the recent surge in imports of the Company's products, the Company's liquidity has declined significantly. As stated earlier, the Company had approximately $21.3 million in borrowing availability under its Revolving Credit Facility as of December 18, 1998. In light of the uncertainties surrounding both near-term market conditions and continued access to borrowings under the Revolving Credit Facility, the Company has elected to preserve liquidity by not making the interest payment of approximately $9.0 million due January 15, 1999 on the Company's 9 1/2% Senior Notes, which will result in a default under the terms thereof. Such a default, if not timely cured, gives right to the legal remedies available under the relevant bond indenture, including the possibility of acceleration. Similarly, under the terms of the Senior Notes, nonpayment of interest on one of the two series results in a cross default with respect to the other and may violate other terms thereof. The Revolving Credit Facility also contains a similar cross default provision. The Company anticipates that, as a part of the waiver or forbearance described above, the banking group for the Revolving Credit Facility will temporarily waive or forbear from acting upon such a cross default. The Company has retained financial and legal advisors, who are reviewing the financial alternatives available to the Company, including without limitation a possible debt restructuring.

On April 17, 1998, the United Steelworkers of America and the Company reached agreement on a new, three year labor contract. The labor agreement includes increases in wages, pensions, and other benefits that are expected to increase the Company's labor costs by an average of slightly more than three percent a year. As a part of the contract, the parties also agreed upon several initiatives intended to improve profitability and assist the Company in restructuring its workforce. The agreement was ratified by the local bargaining unit in May 1998.

Capital expenditures were $10.9 million, $47.7 million and $26.4 million for fiscal years 1998, 1997 and 1996, respectively. Capital expenditures for 1998 were lower than expected primarily as a result of the Company reducing certain capital expenditures in light of market conditions late in the fiscal year. Capital expenditures for fiscal year 1999 are estimated at approximately $15 to $20 million, which includes implementation of new business and financial software and various other projects designed to reduce costs and increase product quality and throughput. Given current market conditions and the uncertainties created thereby, the Company is continuing to closely monitor its capital spending levels. The Company is implementing SAP software, an enterprise-wide business system. The Company expects to benefit significantly from such implementation, including addressing the year 2000 issues inherent in its mainframe legacy systems. The project is currently estimated to cost $8.0 to $10.0 million ($5.0 million of which has been spent as of September 30, 1998), with implementation completed in 1999 (see year 2000 discussion below). Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

The Company is a member of a limited liability company which has entered into a cooperative agreement with the United States Department of Energy ("DOE") for the demonstration of a cokeless ironmaking facility and associated power generation and air separation facilities. As of September 30, 1998, the Company had spent (net of DOE reimbursement) approximately $1.2 million in connection with the project. Expenditures on the project are subject to government cost sharing arrangements. Completion of the project remains subject to several contingencies.

Year 2000 Issues

The Company is actively assessing and correcting potential year 2000 information system issues in the following areas: (i) the Company's information technology systems; (ii) the Company's non-information technology systems (i.e., machinery, equipment and devices which utilize built in or embedded technology); and (iii) third party suppliers and customers. The Company is undertaking its year 2000 review in the following phases: awareness (education and sensitivity to the year 2000 issue), identification (identifying the equipment processes or systems which are susceptible to the year 2000 issue), assessment (determining the potential impact of year 2000 on the equipment, processes and systems identified during the previous phase and assessing the need for testing and remediation), testing/verification (testing to determine if an item is year 2000 ready or the degree to which it is deficient), and implementation (carrying out necessary remedial efforts to address year 2000 readiness, including validation of upgrades, patches or other year 2000 fixes).

During fiscal year 1997, the Company selected and started the implementation of SAP software, an enterprise-wide business system. This system affects nearly every aspect of the Company's operations. During fiscal year 1998, the Company installed new year 2000 compliant HP computer hardware and SAP modules for financial accounting, purchasing and accounts payable, raw materials inventory control and accounts receivable. The Company is performing final integration testing and validation on various other SAP modules. The human resource and payroll module is expected to be implemented on January 1, 1999. In early 1999, the Company will also implement other SAP modules, including sales and distribution, materials management, production planning, and product costing and other management information systems. The HP hardware, operating systems and software installed are year 2000 ready. The Company expects to test these hardware, operating systems and software applications in early 1999 to confirm year 2000 readiness. The Company has identified other hardware, operating systems and software applications used in its process control and other information systems and is in the process of obtaining year 2000 compliance information from the providers of such hardware, operating systems and applications software. The Company expects to work with vendors to test the year 2000 readiness of such hardware, operating systems and software application systems. The Company is also reviewing and testing internally developed software applications for the year 2000 issue.

The Company has substantially completed inventorying its non-information technology systems and is assessing the year 2000 issues to determine appropriate testing and remediation. The Company anticipates completing the assessment of its major non-information technology systems and to start any necessary testing and implementation efforts for business critical non-information technology systems in the second quarter of calendar 1999.

The Company has significant relationships with various third parties, and the failure of any of these third paries to achieve year 2000 compliance could have a material adverse impact on the Company's business, operating results and financial condition. These third parties include energy and utility suppliers, financial institutions, material and product suppliers, transportation providers, and the Company's significant customers. The Company expects to audit/review each major third-party supplier to confirm their year 2000 readiness. The audit/review process will continue into the first and second calendar quarters of 1999.

Through September 30, 1998, the Company has incurred approximately $5 million in costs to improve the Company's information technology systems and for year 2000 readiness efforts. Of this amount, most represents the costs of implementing and transitioning to new computer hardware and software for its SAP enterprise-wide business systems. Approximately 90% of these costs have been capitalized. Training and re-engineering efforts have been expensed. The Company anticipates incurring an additional $3 to $5 million in connection with the year 2000 readiness efforts. The Company expects to have all year 2000 readiness efforts completed by September 30, 1999.

The Company is in the process of preparing contingency plans for critical areas to address year 2000 failures if remedial efforts are not fully successful. The Company's contingency plans are expected to target the Company's most reasonably likely worst case scenarios and to include items such as maintaining an inventory buffer, providing for redundant information technology systems and establishing alternative third-party logistics. The Company's contingency plans will be based in part on the results of third-party supplier questionnaires, and thus are not fully developed at this time. Completion of initial contingency plans is targeted for the summer of 1999 (which plans will thereafter be revised from time to time as deemed appropriate).

No assurance can be given that the Company will not be materially adversely affected by year 2000 issues. The Company may experience material unanticipated problems and costs caused by undetected errors or defects in its internal information technology and non-information technology systems. In addition, the failure of third-parties to timely address their year 2000 issues could have a material adverse impact on the Company's business, operations and financial condition. If, for example, third party suppliers become unable to deliver necessary materials, parts or other supplies, the Company would be unable to timely manufacture products. Similarly, if shipping and freight carriers were unable to ship product, the Company would be unable to deliver product to customers.

The foregoing discussion of the Company's year 2000 readiness includes forward-looking statements, including estimates of the timeframes and costs for addressing the known year 2000 issues confronting the Company, and is based on management's current estimates, which were derived using numerous assumptions. There can be no assurance that these estimates will be achieved, and actual events and results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability of personnel with required remediation skills, the ability of the Company to identify and correct or replace all relevant computer code and the success of third parties with whom the Company does business in addressing their year 2000 issues.

Factors Affecting Future Results

This report contains a number of forward-looking statements, including, without limitation, statements contained in this report relating to the Company's ability to improve and optimize operations as well as ontime delivery and customer service, the Company's objective to increase higher-margin sales while reducing lower-margin sales, the Company's ability to compete with the additional production capacity being added in the domestic plate and sheet markets, the Company's ability to compete against imports and the effect of imports and trade cases on the domestic market, the outcome of trade cases, the Company's expectation that prices and shipments will remain lower at least in the first and second fiscal quarters of 1999, the potential commercial and liquidity benefits of the Mannesmann agreement, the successful implementation of the Mannesmann agreement, the Company's anticipated additional personnel reductions among the management and union-eligible employees, the Company's ability to maintain previous personnel reductions, continued access to the Revolving Credit Facility and obtaining a waiver or forbearance with respect to certain potential or actual defaults under the Revolving Credit Facility or the Senior Notes, the future actions of the banking group for the Company's Revolving Credit Facility, the Company's ability to restrict capital spending, the effect of SAP implementation, the Company's plan to become year 2000 compliant, the effect of inflation and any other statements contained herein to the effect that the Company or its management "believes," "expects," "anticipates," "plans" or other similar expressions. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth herein.

The Company's future operations will be impacted by, among other factors, pricing, product mix, throughput levels and production efficiencies. The Company has efforts underway to improve throughput rates and production efficiencies and to continue shifting its product mix to higher-margin products. There can be no assurance that the Company's efforts will be successful or that sufficient demand will exist to support the Company's throughput capacity. Pricing and shipment levels in future periods are key variables to the Company's future operating results that remain subject to significant uncertainty. These variables will be affected by several factors including the level of imports, future capacity additions, product demand and other market factors such as increased domestic production capacity.

The short-term and long-term liquidity of the Company also is dependent upon several other factors, including continued access to the Company's Revolving Credit Facility, reaction to the Company's failure to make the January 15, 1999 interest payment under the 9 1/2% Senior Notes, availability of capital, foreign currency fluctuations, competitive and market forces, capital expenditures and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. In addition, because of the Company's current financial situation and covenant compliance issues relating to its Revolving Credit Facility and its decision not to pay the January 15 interest payment under the 9 1/2% Senior Notes, the Company's financial flexibility is limited. During the months ahead, the Company will be forced to make difficult decisions regarding, among other things, the future direction and capital structure of the Company. Many of the foregoing factors, of which the Company does not have complete control, may materially affect the performance and financial condition of the Company.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

We have audited the accompanying consolidated balance sheets of Geneva Steel Company (a Utah corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring net losses applicable to common shares of $30.7 million, $11.6 million and $16.3 million during the years ended September 30, 1998, 1997 and 1996, respectively. Restricted payment limitations under the Company's Senior Notes preclude payment of preferred stock dividends. Additionally, as a result of lower shipments and declining prices resulting from increases of imports into the Company's markets, the Company may suffer a significant loss applicable to common shares and a negative cash flow from operations for the year ending September 30, 1999. These market conditions and their effect on the Company's liquidity may further restrict the Company's use of cash which may result in the Company not making interest payments related to its Senior Notes. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are partially described in Note 1. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.




Salt Lake City, Utah
December 4, 1998

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)


                                                                   September 30,
                                                            -------------------------
ASSETS                                                        1998            1997
                                                            ---------       ---------
Current Assets:
      Cash and cash equivalents                             $      --       $      --
      Accounts receivable, less allowance for doubtful
          accounts of $6,411 and $4,564, respectively          63,430          60,163
      Inventories                                             113,724         100,081
      Deferred income taxes                                     8,118           3,059
      Prepaid expenses and other                                2,964           5,291
      Related party receivable                                    270             753
                                                            ---------       ---------

               Total current assets                           188,506         169,347
                                                            ---------       ---------

Property, Plant and Equipment:
      Land                                                      1,990           1,990
      Buildings                                                16,119          16,109
      Machinery and equipment                                 640,363         645,807
      Mineral property and development costs                    1,000           8,425
                                                            ---------       ---------

                                                              659,472         672,331

      Less accumulated depreciation                          (248,298)       (214,016)
                                                            ---------       ---------


               Net property, plant and equipment              411,174         458,315
                                                            ---------       ---------

Other Assets                                                    5,485          18,408
                                                            ---------       ---------

                                                            $ 605,165       $ 646,070
                                                            =========       =========



       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

(Dollars in thousands)


                                                                              September 30,
                                                                        -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                      1998            1997
                                                                        ---------       ---------
Current Liabilities:
      Senior notes                                                      $ 325,000       $      --
      Revolving credit facility                                            60,769              --
      Accounts payable                                                     34,117          46,348
      Accrued liabilities                                                  25,005          23,671
      Accrued payroll and related taxes                                     9,454          11,715
      Accrued dividends payable                                            25,315          14,290
      Accrued interest payable                                              5,080           4,559
      Accrued pension and profit sharing costs                              2,182           1,701
                                                                        ---------       ---------


               Total current liabilities                                  486,922         102,284
                                                                        ---------       ---------


Long-Term Debt                                                                 --         399,906
                                                                        ---------       ---------


Deferred Income Tax Liabilities                                             8,118           5,108
                                                                        ---------       ---------


Commitments and Contingencies (Note 6)

Redeemable Preferred Stock, Series B, no par value;
      400,000 shares authorized, issued and outstanding,
      with a liquidation value of $60,443                                  56,917          56,169
                                                                        ---------       ---------


Stockholders' Equity:
      Preferred stock, no par value; 3,600,000 shares authorized
          for all series, excluding Series B, none issued                      --              --
      Common stock-
          Class A, no par value; 60,000,000 shares authorized,
               14,705,265 shares issued                                    87,979          87,979
          Class B, no par value; 50,000,000 shares authorized,
               19,151,348 shares issued and outstanding                    10,110          10,110
      Warrants to purchase Class A common stock                             5,360           5,360
      Accumulated deficit                                                 (47,749)        (11,399)
      Less 4,787 and 719,042 Class A common stock treasury shares,
          respectively, at cost                                            (2,492)         (9,447)
                                                                        ---------       ---------

               Total stockholders' equity                                  53,208          82,603
                                                                        ---------       ---------


                                                                        $ 605,165       $ 646,070
                                                                        =========       =========



       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)


                                                                    Year Ended September 30,
                                                            -----------------------------------------
                                                              1998            1997            1996
                                                            ---------       ---------       ---------

Net sales                                                   $ 720,453       $ 726,669       $ 712,657
Cost of sales                                                 659,132         665,978         662,307
                                                            ---------       ---------       ---------

      Gross margin                                             61,321          60,691          50,350

Selling, general and administrative expenses                   22,116          22,487          24,621
Write-down of impaired assets                                  17,811              --              --
                                                            ---------       ---------       ---------

      Income from operations                                   21,394          38,204          25,729
                                                            ---------       ---------       ---------

Other income (expense):
      Interest and other income                                   356             412             552
      Interest expense                                        (42,483)        (40,657)        (36,199)
      Other expense                                                --              --          (1,749)
                                                            ---------       ---------       ---------

                                                              (42,127)        (40,245)        (37,396)
                                                            ---------       ---------       ---------

Loss before benefit for income taxes                          (20,733)         (2,041)        (11,667)
Benefit for income taxes                                       (1,790)           (773)         (4,429)
                                                            ---------       ---------       ---------

Net loss                                                      (18,943)         (1,268)         (7,238)

Less redeemable preferred stock dividends and
      accretion for original issue discount                    11,772          10,340           9,089
                                                            ---------       ---------       ---------

Basic and diluted net loss applicable to common shares      $ (30,715)      $ (11,608)      $ (16,327)
                                                            =========       =========       =========

Basic and diluted net loss per common share                 $   (1.90)      $    (.74)      $   (1.07)
                                                            =========       =========       =========

Weighted average common shares outstanding                     16,155          15,660          15,309
                                                            =========       =========       =========



       The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)


                                                      Shares Issued                    Amount
                                               --------------------------      -----------------------
                                                                                                            WARRANTS
                                                                                                           TO PURCHASE    RETAINED
                                                COMMON          COMMON          COMMON        COMMON         COMMON       EARNINGS
                                                CLASS A         CLASS B         CLASS A       CLASS B        CLASS A      (DEFICIT)
                                               ----------     -----------      ---------     ---------     ----------     ---------
Balance at September 30, 1995                  14,695,265      19,251,348      $  87,926     $  10,163      $   5,360     $  22,754
      Conversion of Class B common stock
          into Class A common stock                10,000        (100,000)            53           (53)            --            --
      Issuance of Class A common stock to
          employee savings plan                        --              --             --            --             --        (1,350)
      Redeemable preferred stock dividends             --              --             --            --             --        (8,372)
      Redeemable preferred stock accretion
          for original issue discount                  --              --             --            --             --          (717)
      Net loss                                         --              --             --            --             --        (7,238)
                                               ----------     -----------      ---------     ---------      ---------     ---------

Balance at September 30, 1996                  14,705,265      19,151,348         87,979        10,110          5,360         5,077
      Issuance of Class A common stock to
          employee savings plan                        --              --             --            --             --        (4,868)
      Redeemable preferred stock dividends             --              --             --            --             --        (9,608)
      Redeemable preferred stock accretion
          for original issue discount                  --              --             --            --             --          (732)
      Net loss                                         --              --             --            --             --        (1,268)
                                               ----------     -----------      ---------     ---------      ---------     ---------

Balance at September 30, 1997                  14,705,265      19,151,348         87,979        10,110          5,360       (11,399)
      Issuance of Class A common stock to
          employee savings plan                        --              --             --            --             --        (5,635)
      Redeemable preferred stock dividends             --              --             --            --             --       (11,025)
      Redeemable preferred stock accretion
          for original issue discount                  --              --             --            --             --          (747)
      Net loss                                         --              --             --            --             --       (18,943)
                                               ----------     -----------      ---------     ---------      ---------     ---------

Balance at September 30, 1998                  14,705,265      19,151,348      $  87,979     $  10,110      $   5,360     $ (47,749)
                                               ==========     ===========      =========     =========      =========     =========


                                                    TREASURY
                                                      STOCK          TOTAL
                                                    ---------      ---------
Balance at September 30, 1995                       $ (18,129)     $ 108,074
      Conversion of Class B common stock
          into Class A common stock                        --             --
      Issuance of Class A common stock to
          employee savings plan                         2,430          1,080
      Redeemable preferred stock dividends                 --         (8,372)
      Redeemable preferred stock accretion
          for original issue discount                      --           (717)
      Net loss                                             --         (7,238)
                                                    ---------      ---------

Balance at September 30, 1996                         (15,699)        92,827
      Issuance of Class A common stock to
          employee savings plan                         6,252          1,384
      Redeemable preferred stock dividends                 --         (9,608)
      Redeemable preferred stock accretion
          for original issue discount                      --           (732)
      Net loss                                             --         (1,268)
                                                    ---------      ---------

Balance at September 30, 1997                          (9,447)        82,603
      Issuance of Class A common stock to
          employee savings plan                         6,955          1,320
      Redeemable preferred stock dividends                 --        (11,025)
      Redeemable preferred stock accretion
          for original issue discount                      --           (747)
      Net loss                                             --        (18,943)
                                                    ---------      ---------

Balance at September 30, 1998                       $  (2,492)     $  53,208
                                                    =========      =========



       The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


Increase (Decrease) in Cash and Cash Equivalents

                                                                    Year Ended September 30,
                                                              ------------------------------------
                                                                1998          1997          1996
                                                              --------      --------      --------
Cash flows from operating activities:
      Net loss                                                $(18,943)     $ (1,268)     $ (7,238)
      Adjustments to reconcile net loss to net cash
          provided by (used for) operating activities:
          Depreciation                                          42,272        43,048        42,077
          Amortization of loan fees                              1,910         1,911         2,338
          Deferred income tax benefit                           (2,049)         (760)       (3,569)
          (Gain) loss on asset disposal                            (30)          863           (46)
          Write-down of impaired assets                         17,811            --            --
          (Increase) decrease in current assets -
                Accounts receivable, net                        (3,267)       16,364       (41,349)
                Inventories                                    (15,143)       (6,942)       (3,230)
                Prepaid expenses and other                      13,821        (2,634)         (749)
          Increase (decrease) in current liabilities -
                Accounts payable                               (12,231)      (13,227)       (8,364)
                Accrued liabilities                              1,635         2,991          (692)
                Accrued payroll and related taxes                 (941)        2,232         1,279
                Production prepayments                              --        (9,763)         (237)
                Accrued interest payable                           521          (187)          136
                Accrued pension and profit sharing costs           481          (558)          124
                                                              --------      --------      --------

Net cash provided by (used for) operating activities            25,847        32,070       (19,520)
                                                              --------      --------      --------


Cash flows from investing activities:
      Purchase of property, plant and equipment                (10,893)      (47,724)      (26,378)
      Proceeds from sale of property, plant and equipment           34            21           213
      Change in other assets                                        --         1,238       (11,361)
                                                              --------      --------      --------

Net cash used for investing activities                        $(10,859)     $(46,465)     $(37,526)
                                                              --------      --------      --------



       The accompanying notes to consolidated financial statements are an integral part of these statements.

(Dollars in thousands)



Increase (Decrease) in Cash and Cash Equivalents

                                                                  Year Ended September 30,
                                                            ------------------------------------
                                                              1998          1997          1996
                                                            --------      --------      --------
Cash flows from financing activities:
      Proceeds from issuance of long-term debt              $ 25,649      $ 51,987      $ 59,752
      Payments on long-term debt                             (39,785)      (40,513)      (13,354)
      Payments for deferred loan costs and other assets           --            (4)       (1,563)
      Change in bank overdraft                                  (852)        2,328            --
                                                            --------      --------      --------

Net cash provided by (used for) financing activities         (14,988)       13,798        44,835
                                                            --------      --------      --------


Net decrease in cash and cash equivalents                         --          (597)      (12,211)
Cash and cash equivalents at beginning of year                    --           597        12,808
                                                            --------      --------      --------


Cash and cash equivalents at end of year                    $     --      $     --      $    597
                                                            ========      ========      ========


Supplemental disclosures of cash flow information:
      Cash paid during the year for:
          Interest (net of amount capitalized)              $ 40,052      $ 38,934      $ 34,386
          Income taxes                                            --            --           367


Supplemental schedule of noncash financing activities:

      For the year ended September 30, 1996, the Company increased the redeemable preferred stock liquidation preference by $3,690 in lieu of paying cash dividends. For the years ended September 30, 1998, 1997 and 1996, redeemable preferred stock was increased by $747, $732 and $717, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. As of September 30, 1998, accrued dividends of $25,315 were unpaid.



       The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 NATURE OF OPERATIONS AND BUSINESS CONDITIONS

The Company's steel mill manufactures a wide range of coiled and flat plate, sheet, pipe and slabs for sale to various distributors, steel processors or end-users primarily in the western and central United States.

The Company has experienced recurring net losses applicable to common shares of $30.7 million, $11.6 million and $16.3 million during the years ended September 30, 1998, 1997 and 1996, respectively. Restricted payment limitations under the Company's Senior Notes preclude payment of preferred stock dividends. Additionally, as a result of lower shipments and declining prices resulting from increases of imports into the Company's markets, the Company may suffer a significant net loss applicable to common shares and a negative cash flow from operations for the year ending September 30, 1999. These market conditions and their effect on the Company's liquidity may further restrict the Company's use of cash which may result in the Company not making interest payments related to its senior notes. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors including the Company's ability to return to normal production and shipment levels.

The Company's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while eliminating or mitigating competitive disadvantages. In response to current market conditions and as a part of its ongoing corporate strategy, the Company is pursuing several initiatives intended to increase liquidity and better position the Company to compete under current market conditions. Several completed and ongoing initiatives are as follows:

Since September 30, 1997, the Company has reduced administrative staff by approximately 36 percent, operating management by 50 percent, and production employees by 16 percent. These headcount reductions are expected to significantly reduce overall operating expense on an annualized basis. The Company has also placed 460 employees on layoff status. The Company must offer employment to laid-off employees when production volume increases. Nevertheless, to the extent these employees do not desire to return, the Company intends to capture the attrition created thereby to the maximum extent possible. The Company is also successfully implementing an union-management partnership designed to reduce costs and increase efficiency.

The Company has and is pursuing aggressive cost cutting programs. As compared to November 1997, the Company's monthly spending for administrative costs (including employment costs) in November 1998 declined by $1.1 million, or 22 percent. Similarly, the Company's monthly spending on products and services for operations has declined significantly. This reduction is, in part, due to lower production levels. Nevertheless, operations spending generally increases as production declines. The Company is currently completing installation of an enterprise-wide business system that it expects will further reduce employment costs and result in other significant cost savings.

On November 2, 1998, the Company signed a new, three-year agreement with Mannesmann Pipe and Steel ("Mannesmann"). Under the agreement, Mannesmann will market the Company's steel products throughout the continental United States. Mannesmann previously marketed the Company's products in multiple midwestern states and to certain customers in the eastern United States. The Company's existing sales force will remain Geneva Steel employees, but will be directed by Mannesmann. The Company has also made several other organizational changes designed to improve product distribution and on-time delivery.

The Mannesmann agreement requires Mannesmann to purchase and pay for the Company's finished inventory as soon as it has been assigned to or otherwise identified with a particular order. Mannesmann then sells the products to end customers at the same sales price Mannesmann paid the Company plus a variable commission. The Company remains responsible for customer credit and product quality problems. The Company estimates that, when fully implemented, the new arrangement will significantly reduce its working capital balances and, as a result, will improve the Company's liquidity by approximately $17 to $25 million.

Current market conditions have forced the Company to operate only one of its three blast furnaces and to similarly reduce production throughout the mill. Reduced production levels adversely affect production efficiencies, significantly increasing product cost per ton. The Company is attempting to optimize production efficiency at these lower volume levels by, among other things, reducing shifts, idling certain facilities and altering production scheduling.

Current market conditions have and are significantly affecting the Company's operating results and liquidity. During the months ahead, the Company will be forced to make difficult decisions regarding, among other things, the future direction and capital structure of the Company. The Company has retained financial and legal advisors, who are reviewing the financial alternatives available to the Company, including without limitation a possible debt restructuring.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid income-earning securities with an initial maturity of ninety days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value. The Company's cash management system utilizes a revolving credit facility with a syndicate of banks (see Note
3).

Inventories

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories as of September 30, 1998 and 1997 was as follows (dollars in thousands):

                                                     1998             1997
                                                   --------         --------

          Raw materials                            $ 29,250         $ 26,783
          Semi-finished and finished goods           78,746           65,406
          Operating materials                         5,728            7,892
                                                   --------         --------

                                                   $113,724         $100,081
                                                   ========         ========

Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

Insurance Claim Receivable

In August 1998, the Company settled its insurance claim related to a January 1996 plant-wide power outage associated with unusual weather conditions and an operator error. The Company received $24.5 million in September 1998 to resolve the claim. The Company's carrier under the primary layer of insurance previously paid the Company $5.0 million in the fall of 1996. During fiscal years 1997 and 1996, the Company recorded $3.7 million and $12.3 million, respectively, as an offset to cost of goods sold in the accompanying consolidated financial statements. Upon settlement of the claim, the Company recorded a $2.1 million offset to selling, general, and administrative expense, a reduction in property, plant and equipment of approximately $12.5 million and operating cost offsets of approximately $3.0 million primarily for depreciation expense previously taken on the reimbursed equipment in the accompanying consolidated financial statements.

As of September 30, 1997, the Company had an insurance claim receivable of $11.0 million included in other assets in the accompanying consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

          Buildings                                        31.5 years
          Machinery and Equipment                          2-30 years

Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $0.3 million, $0.5 million and $2.1 million of interest during the years ended September 30, 1998, 1997 and 1996, respectively.

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

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1998 and 1997, approximately $13.6 million and $43.7 million, respectively, of construction in progress was included in machinery and equipment in the accompanying consolidated financial statements.

Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying consolidated financial statements. The Company wrote-down certain impaired mineral property development costs during 1998 by approximately $6.6 million (see discussion below).

Other Assets

Other assets consist primarily of deferred loan costs incurred in connection with obtaining long-term financing. The deferred loan costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization of deferred loan costs totaled $8.5 million and $6.6 million at September 30, 1998 and 1997, respectively. At September 30, 1997, other assets also included the insurance claim receivable described above of approximately $11.0 million.

Revenue Recognition

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of estimated customer claims. As of September 30, 1998 and 1997, reserves for estimated customer claims of $4.8 million and $2.9 million, were included in the allowance for doubtful accounts in the accompanying consolidated financial statements.

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

Accounting for the Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which was issued in March 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. During fiscal year 1998, the Company wrote down approximately $17.8 million of impaired long-lived assets. The write-down included $8.5 million of in-line scarfing equipment, $6.6 million of mineral property development costs and 2.7 million of other machinery and equipment. Based on the operating record of the Company's continuous caster and recent reduced production levels, the Company believes that sustained use of the in-line scarfing equipment is unlikely. In addition, the use by the Company of iron-ore pellets purchased from third parties and recent reduced production levels has caused the Company to decrease the estimated value to it of the mineral development costs. Based on the Company's expectation of future undiscounted net cash flow, these assets have been written-down to their impaired value.

Basic and Diluted Net Income (Loss) Per Common Share

In February 1997, SFAS No. 128 "Earnings Per Share" was issued. This statement specifies requirements for computation, presentation and disclosure of earnings per share ("EPS"). SFAS No. 128 simplifies the standards for computing EPS and replaces the presentations of Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS. The Company adopted SFAS No. 128 during the quarter ended December 31, 1997. The adoption of SFAS No. 128 did not result in an adjustment to the basic net loss per common share for the years ended September 30, 1998, 1997 and 1996, presented in the accompanying consolidated statements of operations.

Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive securities using the treasury stock method. For the years ended September 30, 1998, 1997 and 1996, stock options and warrants prior to conversion are not included in the calculation of diluted net loss per common share because their inclusion would be antidilutive. For the year ended September 30, 1998, 2,075,322 common stock equivalents were not included in the calculation of diluted weighted average common shares outstanding because they were antidilutive. Class B common stock is included in the weighted average number of common shares outstanding as one share for every ten shares outstanding because the Class B common stock is convertible to Class A common stock at this same rate.

The net loss for the years ended September 30, 1998, 1997 and 1996 was adjusted for redeemable preferred stock dividends and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. This statement requires an "all-inclusive" approach which specifies that all revenues, expenses, gains and losses recognized during the period be reported in income, regardless of whether they are considered to be results of operations of the period. The statement is effective for fiscal years beginning after December 15, 1997, and accordingly, the Company will adopt SFAS No. 130 in fiscal year 1999. The Company believes that adoption of SFAS No. 130 will not have a material impact on its consolidated financial statements

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public enterprises report certain information about operating segments. The statement specifies disclosure requirements about the products and services of a company, the geographic areas in which it operates, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and accordingly, the Company will adopt this statement in fiscal year 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement is effective for fiscal years beginning after June 15, 1999, and is not expected to have a material impact on the Company's consolidated financial statements.

3 LONG-TERM DEBT

The aggregate amounts of principal maturities of long-term debt as of September 30, 1998 and 1997 consisted of the following (dollars in thousands):

                                                                                                    1998            1997
                                                                                                  --------        --------
      Senior term notes issued publicly, interest payable  January 15 and July 15 at 9.5%,
          principal due January 15, 2004, unsecured                                               $190,000        $190,000

      Senior term notes issued publicly, interest payable March 15 and September 15 at
          11.125 %, principal due March 15, 2001, unsecured                                        135,000         135,000

      Revolving credit facility from a syndicate of banks, interest payable monthly at the defined base rate (8.50% at September 30, 1998, plus
          1.50% or the defined LIBOR rate (5.00% at September 30, 1998) plus
          2.75%, due May 14, 2000 (see discussion below), secured by inventories
          and accounts receivable                                                                   60,769          74,906
                                                                                                  --------        --------


                                                                                                   385,769         399,906


      Less current portion of Senior Notes and Revolving Credit Facility                           385,769              --
                                                                                                  --------        --------

                                                                                                  $     --        $399,906
                                                                                                  ========        ========

On May 14, 1996, the Company amended and restated its revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks led by Citicorp USA, Inc., as agent. The Revolving Credit Facility is used primarily for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility, in the amount of up to $125 million, is secured by the Company's inventories, accounts receivable, general intangibles, and proceeds thereof, and expires on May 14, 2000. Interest is payable monthly at the defined base rate (8.50% at September 30, 1998) plus 1.50%, or the defined LIBOR rate (5.00% at September 30, 1998) plus 2.75%. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. The amount available to the Company under the Revolving Credit Facility has generally ranged between 50 and 60 percent, in the aggregate, of eligible inventories plus 85 percent of eligible accounts receivable. Borrowing availability under the Revolving Credit Facility is also subject to other financial tests and covenants. As of September 30, 1998, the Company's eligible inventories and accounts receivable supported access to $117.1 million under the Revolving Credit Facility. As of September 30, 1998, the Company had $60.8 million in borrowings and $10.8 million in letters of credit outstanding under the Revolving Credit Facility, leaving $45.5 million in additional borrowing availability. Certain deferred fees associated with establishing the Company's receivables securitization facility were expensed during the year ended September 30, 1996.

As a result of the Company's recent financial performance, the Company recently sought and received an amendment to the Revolving Credit Facility with respect to both the tangible net worth and interest coverage covenants, among other things. The Company will require additional modifications, waivers or forbearances to those and other terms of the Revolving Credit Facility prior to January 7, 1999. The Company has held several meetings with the banking group for the Revolving Credit Facility. The Company anticipates that the banking group will grant short-term covenant relief either by way of a waiver or a forbearance with respect to certain potential or actual defaults. The Company believes that such waiver or forbearance would not be granted under the terms of the existing agreement if the Company intended to make the interest payment due January 15, 1999 on the 9 1/2% Senior Notes. The banking group will, however, continue to closely monitor the Company's liquidity and may withdraw its waiver or forbearance or take other action with respect to, among other things, the terms upon which the Company may borrow or the Company's continued access to borrowings. There can be no assurance that the Company will receive the waiver or forbearance, that the banking group will not require other changes in the terms upon which borrowings under the Revolving Credit Facility are made, or that the banking group will continue to permit the Company to incur borrowings thereunder, in which event the Company's operations would be substantially curtailed and its financial condition materially adversely affected.

The terms of the Revolving Credit Facility and the Company's $190 million 9 1/2% Senior Notes issued in January 1994 (the "9 1/2% Senior Notes") and $135 million 11 1/8% Senior Notes issued in March 1993 (the "11 1/8% Senior Notes" and together with the 9 1/2% Senior Notes the "Senior Notes") include cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the Senior Notes also include, among others, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth requirement, a cash interest coverage requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and limitations on liens. Based on such covenants, as of September 30, 1998, the Company was restricted from payment of cash dividends. In the event of a change in control, the Company must offer to purchase all Senior Notes then outstanding at a premium.

In light of the uncertainties surrounding both near-term market conditions and continued access to borrowings under the Revolving Credit Facility, the Company has elected to preserve liquidity by not making the interest payment of approximately $9.0 million due January 15, 1999 on the Company's 9 1/2% Senior Notes, which will result in a default under the terms thereof. Such a default, if not timely cured, gives right to the legal remedies available under the relevant bond indenture, including the possibility of acceleration. Similarly, under the terms of the Senior Notes, nonpayment of interest on one of the two series results in a cross default with respect to the other and may violate other terms thereof. The Revolving Credit Facility also contains a similar cross default provision. The Company anticipates that, as a part of the waiver or forbearance described above, the banking group for the Revolving Credit Facility will temporarily waive or forbear from acting upon such a cross default.

The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $137.4 million as of September 30, 1998. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

4 MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 1998, 1997, and 1996, the Company derived approximately 33%, 33% and 31%, respectively, of its net sales through one customer, which is a distributor to other companies. International sales during the years ended September 30, 1998, 1997 and 1996 did not exceed 10%.