Form 10-K/A, Exhibit 13
period 1998-09-30
GENEVA STEEL CO
filed 1999-11-15
CIK 860192

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

On September 30, 1998, the Company and eleven other domestic steel producers filed anti-dumping actions against hot- rolled coiled steel imports form Russia, Japan and Brazil (the "Coiled Products Cases"). The group also filed a subsidy (countervailing duty) case against Brazil. In mid November 1998, the International Trade Commission (the "ITC") made a unanimous affirmative preliminary determination. Preliminary dumping margins will be announced by the Department of Commerce ("DOC") in February 1999, with final margins announced between May-July 1999. The ITC is expected to make its final injury determination between July-September 1999. If affirmative, the final determinations by the ITC and

DOC will result in duties against imported hot-rolled coil products from the offending countries. Under applicable law, the U.S. Administration may settle some or all of the cases if the settlement has the effect of removing the injury or threat of injury caused by the imports. Settlements, called suspension agreements, typically involve import volume and/or price limitations

Imports of hot-rolled coil products from the subject countries that arrive in the U.S. after mid-November 1998 are at risk that duties eventually imposed in the Coiled Products Cases could be applied retroactively to that date. Consequently, the Company expects that such imports will likely decline. As a result, the Company expects that its production levels, shipments and pricing of those products will increase as imports decline and excess inventory levels are reduced. There is, however, no assurance that the trade cases will be successful, that duties will be imposed, that imports from countries not named in the Coiled Products Cases will not increase or that domestic shipments or prices will rise. The Company continues to monitor imports of all its products and will very likely file additional trade cases or take other trade action in the future. Existing trade laws and regulations may be inadequate to prevent the adverse impact of such an unprecedented world financial crisis; consequently, imports could pose continuing or increasing problems for the domestic steel industry and the Company.

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



Arthur Andersen LLP

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

Accounting for the Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which was issued in March 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. During fiscal year 1998, the Company wrote down approximately $17.8 million of impaired long-lived assets. The write-down included $8.5 million of in-line scarfing equipment, $6.6 million of mineral property development costs and $2.7 million of other machinery and equipment. Based on the operating record of the Company's continuous caster and recent reduced production levels, the Company believes that sustained use of the in-line scarfing equipment is unlikely. In addition, the use by the Company of iron-ore pellets purchased from third parties and recent reduced production levels has caused the Company to decrease the estimated value to it of the mineral development costs. Based on the Company's expectation of future undiscounted net cash flow, these assets have been written-down to their realizable value.

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

5 INCOME TAXES

The provision (benefit) for income taxes as of September 30, 1998, 1997 and 1996 consisted of the following (dollars in thousands):


                                                      1998              1997              1996
                                                 -------------     -------------     -------------
Current income tax provision
   Federal                                       $         227     $         (11)    $        (752)
   State                                                    32                (2)             (108)
                                                 -------------     -------------     -------------
                                                           259               (13)             (860)
                                                 -------------     -------------     -------------

Deferred income tax provision (benefit)
   Federal                                               3,461              (665)           (3,123)
   State                                                   495               (95)             (446)
   Change in valuation allowance                        (6,005)               --                --
                                                 -------------     -------------     -------------
                                                        (2,049)             (760)           (3,569)
                                                 -------------     -------------     -------------
Benefit for income taxes                         $      (1,790)    $        (773)    $      (4,429)
                                                 =============     =============     =============


The benefit for income taxes as a percentage of loss for the years ended September 30, 1998, 1997 and 1996 differs from the statutory federal income tax rate due to the following:


                                                                   1998              1997              1996
                                                              -------------     -------------     -------------
Statutory federal income tax rate                                     (35.0)%           (35.0)%           (35.0)%
State income taxes, net of federal income tax impact                   (3.3)             (3.3)             (3.3)
Change in valuation allowance                                          29.7                --                --
Other                                                                    --               0.4               0.3
                                                              -------------     -------------     -------------

Effective income tax rate                                              (8.6)%           (37.9)%           (38.0)%
                                                              =============     =============     =============


As of September 30, 1998, the Company had deferred income tax assets of $60.7 million. The deferred income tax assets have been reduced by a $6.0 million valuation allowance. This valuation allowance was established during the year ended September 30, 1998, for a portion of the Company's net operating loss carryforward. The components of the net deferred income tax assets and liabilities as of September 30, 1998 and 1997 were as follows (dollars in thousands):


                                                             September 30,
                                                     --------------------------------
                                                         1998               1997
                                                     -------------      -------------
Deferred income tax assets:

Net operating loss carryforward                      $      36,439      $      35,257
Write-down of impaired assets                                6,144                 --
Inventory costs capitalized                                  4,987              5,442
Alternative minimum tax credit carryforward                  6,464              6,464
Accrued vacation                                             1,543              1,847
Allowance for doubtful accounts                              2,333              1,023
General business credits                                     2,440              2,754
Other                                                          326                328
                                                     -------------      -------------
Total deferred income tax assets                            60,676             53,115
Valuation allowance                                         (6,005)                --
                                                     -------------      -------------
                                                            54,671             53,115

                                               -------------      -------------
Deferred income tax liabilities:
Accelerated depreciation                             (49,427)           (45,237)
Insurance claim receivable                                --             (4,217)
Mineral property development costs                    (2,476)            (2,465)
Operating supplies                                    (2,768)            (3,245)
                                               -------------      -------------
Total deferred income tax liabilities                (54,671)           (55,164)
                                               -------------      -------------
Net deferred income tax liabilities            $          --      $      (2,049)
                                               =============      =============


As of September 30, 1998, the Company had a net operating loss carryforward for book reporting purposes of approximately $6.0 million. As of September 30, 1998, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $95.3 million and $6.5 million, respectively. The net operating loss carryforward begins expiring in 2009.

6 COMMITMENTS AND CONTINGENCIES

Capital Projects

The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput rates. The Company spent $10.9 million (net of the $12.5 million insurance reimbursement for capital expenditures covered by the January 1996 power outage insurance claim settlement described in Note 2) and $47.7 million on capital projects during the fiscal years ended September 30, 1998 and 1997, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 1999 are estimated at $15 to $20 million, which includes completing the implementation of new business and financial software and completion of other projects that either are already in progress or are believed essential to maintaining ongoing operations. The Company is implementing SAP software, an enterprise-wide business system. The Company expects to benefit significantly from such implementation, including addressing the year 2000 issue inherent in its legacy systems. The implementation is estimated to cost $8 to $10 million with the implementation substantially completed by the fall of 1999. Depending on liquidity needs, market conditions, operational requirements, and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

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

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of approximately $2.0 million for environmental capital improvements in fiscal years 1999 and 2000. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future.

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

Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10 million necessary to satisfy its obligations under the cost-sharing arrangement. USX has advised the Company, however, of its position that a portion of the amount paid by the Company may not be properly credited against the Company's obligations. Although the Company believes that USX's position is without merit, there can be no assurance that this matter will be resolved without litigation. The Company and USX has similarly had several disagreements regarding the scope and actual application of USX's indemnification obligations. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may also be subject to litigation.

Purchase Commitments

On February 10, 1989, the Company entered into an agreement which was subsequently amended on July 1, 1997, to purchase interruptible and firm back-up power through February 28, 2002. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and facilities charge, based on 110,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment.

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

Effective September 1, 1994, the Company entered into a five year agreement, which was amended on July 25, 1997 and September 30, 1998, to purchase taconite pellets. The Company has commitments to purchase 2,700,000 net tons in the fifth year of the contract, which is defined as a five-quarter period ending December 31, 1999. Prices are adjusted each year based on an index related to the "Cartier Pellets Price." Given current market conditions, the Company may not have a need for the minimum volume requirements under the USX agreement.

Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant constructed at the Company's steel mill which will be owned and operated by an independent party. The new plant was completed June 20, 1997. The Company pays a monthly facility charge which is adjusted semi-annually each January 1 and July 1 based on an index. The contract continues through July 2012.

Effective June 10, 1997, the Company entered into an agreement to purchase 100% of the oxygen, nitrogen and argon produced at a facility that is owned and operated by an independent party. The contract expires in September 2002 an specifies that the Company will pay a monthly facility charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in PPI.

Effective September 1, 1998, the Company entered into an agreement to purchase 26,000 MMBtu per day of firm natural gas to offset other agreements with the expiration dates of August 31, 1998 to October 31, 1998. Effective November 1, 1998 and continuing through June 30, 2000 the commitment increases to 35,000 MMBtu per day of firm natural gas with provisions to offsell any unusable volumes. The price is adjusted monthly based on the index price as reported by "Inside FERC Gas Market Report."

On September 12, 1997, the Company entered into an agreement to purchase natural gas transportation service for 35,000 decatherms per day commencing October 1, 1998 and continuing through September 30, 2003.

Lease Obligations

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases at September 30, 1998, were as follows (dollars in thousands):


           Year Ending September 30,
           -------------------------
                      1999                                 $ 8,876
                      2000                                   7,885
                      2001                                   7,646
                      2002                                   5,414
                      2003                                   4,744
                      Thereafter                            21,969
                                                           -------
                                                           $56,534
                                                           =======


Total rental expense for non-cancelable operating leases was approximately $9.2 million, $9.9 million and $6.0 million for the years ended September 30, 1998, 1997 and 1996, respectively.

Letters of Credit

As of September 30, 1998, the Company had outstanding letters of credit totaling approximately $10.8 million.

7 REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $151 per share as of September 30, 1998. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company had the option to add dividends to the liquidation preference in lieu of payment in cash. Prior to April 1996, the Company elected to add the dividends to the liquidation preference. As of September 30, 1998 and 1997, the liquidation value of the Redeemable Preferred Stock was $60.4 million. The Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to pay cash dividends on the Redeemable Preferred Stock is subject to the covenants and tests contained in the indentures governing the Senior Notes and in the Revolving Credit Facility. Restricted payment limitations under the Company's Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends were approximately $25.3 million at September 30, 1998. Based on the Company's current financial situation, the Company does not expect to pay dividends on the Redeemable Preferred Stock in the foreseeable future. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As a result of the Company's inability to pay four full quarterly dividends, the holders of the Redeemable Preferred Stock elected two directors on May 30, 1997. The right of such holders to elect directors continues until the Company has paid all dividends in arrears and has paid the dividends due for two consecutive quarters thereafter. After March 1998, both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.

The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $18.1 million at September 30, 1998. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was at a nominal value at September 30, 1998. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on management's estimates.

8 STOCK OPTIONS

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

Stock option activity for the years ended September 30, 1998, 1997 and 1996 consisted of the following:


                                                                                         Weighted
                                             Number of            Price per            Average Price
                                              Shares             Share Range             Per Share
                                           -------------        -------------          -------------
Outstanding at September 30, 1995                749,900        $7.75 - 10.91          $        8.15
Granted                                          173,438         3.75 - 4.125                   3.80
Cancelled                                        (15,825)         7.75 - 7.88                   7.80
                                           -------------        -------------          -------------

Outstanding at September 30, 1996                907,513        $3.75 - 10.91                   7.33
Granted                                          810,000                 2.25                   2.25
Cancelled                                        (90,850)         2.25 - 8.66                   4.97
                                           -------------        -------------          -------------

Outstanding at September 30, 1997              1,626,663        $2.25 - 10.91                   4.93
Granted                                          304,486          2.06 - 2.44                   2.76
Cancelled                                        (40,010)         2.25 - 8.66                   7.19
                                           -------------        -------------          -------------

Outstanding at September 30, 1998              1,891,139        $2.06 - 10.91                   4.54
                                           =============        =============          =============


Options to purchase 1,032,606, 565,275 and 459,320 shares of Class A common stock were exercisable on September 30, 1998, 1997 and 1996, respectively. As of September 30, 1998, 671,776 shares of Class A common stock are available for grant under the plans.

The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans. Had compensation expense for the Company's stock option plans been determined in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based compensation," the Company's net loss and diluted net loss per common share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):


                                                                      Year Ended September 30,
                                                       ------------------------------------------------------
                                                           1998                 1997                1996
                                                       -------------        -------------       -------------
Net loss as reported                                   $     (18,943)       $      (1,268)      $      (7,238)
Net loss pro forma                                           (19,166)              (1,650)             (7,292)

Diluted net loss per common share as reported          $       (1.90)       $        (.74)      $       (1.07)
Diluted net loss per common share pro forma                    (1.92)                (.77)              (1.07)


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996, in calculating compensation cost: expected stock price volatility of 71.6%, 60.8% and 60.8% for 1998, 1997 and 1996,
respectively, an average risk free interest rate of approximately 5.75 percent,
6.25 percent and 6.25 percent for 1998, 1997 and 1996, respectively, and expected lives ranging between three years to seven years for 1998 and 1997 and for seven years for 1996.

The weighted average fair value of options granted during fiscal years 1998, 1997 and 1996 was $2.77, $2.25 and $3.80 per share, respectively. At September 30, 1998, the 1,891,139 options outstanding have exercise prices between $2.06 and $10.91 per share with a weighted average exercise price of $4.54 and a weighted average remaining contractual life of 6.9 years. 1,032,606 of these options are exercisable with a weighted average exercise price of $5.79.

9 EMPLOYEE BENEFIT PLANS

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

Participants may direct the investment of funds related to their deferred compensation in this plan. On March 1, 1996, the Company began to match 25% of participants' contributions to the savings plan in shares of class A common stock not to exceed 1% of their compensation. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1998 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. Total contributions by the Company for both plans for the years ended September 30, 1998, 1997 and 1996 were $5.1 million, $5.1 million and $4.5 million, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

Union Employee Defined Benefit Plan

The Company is in the process of establishing a separate collectively bargained defined benefit plan. The plan will cover union employees who are at least age 21 with at least one year of service. All benefit amounts payable under this plan will be offset by all other pension benefits available to the retiring employee from the Company's defined contribution savings and pension plan discussed above and the USX retirement plan. The effective date of the plan has not been determined. No amounts have been funded as of September 30, 1998.

Voluntary Employee Beneficiary Association Trust

Effective March 1, 1995, the Company established a voluntary employee beneficiary association trust ("VEBA Trust") to fund post-retirement medical benefits for future retirees covered by the collective bargaining agreement. Company cash contributions to the VEBA Trust are fifteen cents for each hour of work performed by employees covered by the collective bargaining agreement beginning May 1, 1998. From the plan inception through April 30, 1998, contributions were ten cents for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provided a contribution to the VEBA Trust based on a reduction from their performance dividend plan payment until April 30, 1998. No benefits were paid from the VEBA Trust prior to September 30, 1998. Eligibility requirements and related matters will be determined in early fiscal year 1999.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan in shares of Class A common stock up to 4% of their compensation during fiscal years 1998, 1997 and 1996. For the pension plan, the Company contributed 5% of each participant's compensation to this plan from March 1, 1996 through September 30, 1998 and contributed 4 1/2% of each participant's compensation to this plan from March 1, 1995 through February 29, 1996. During the years ended September 30, 1998, 1997 and 1996, total contributions by the Company were $1.9 million, $2.2 million and $2.1 million, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

Profit Sharing and Bonus Programs

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued or paid in the years ended September 30, 1998, 1997 and 1996.

The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal year. During the years ended September 30, 1998, 1997 and 1996, performance dividend plan expenses were $8.5 million, $9.6 million and $9.2 million, respectively.

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

10 RELATED PARTY TRANSACTIONS

On September 27, 1996, the Company entered into an agreement to loan up to $500,000 to its Chief Executive Officer. On September 27, 1996, October 4, 1996 and December 23, 1996 the Company loaned $250,000 and $210,000 and $40,000, respectively. On February 13, 1997, the Company authorized an increase in the loan amount to $700,000 and advanced an additional $200,000. The loan was evidenced by a promissory note bearing interest at the rate of 8.53% and was payable at the earlier of September 27, 1997 or demand for repayment by the Company. On October 17, 1997, the Chief Executive Officer paid $240,000 on the note and the payment date of the note was extended to April 30, 1998. On December 17, 1997, the Chief Executive Officer paid an additional $400,000 on the note. On November 24, 1998, the remaining balance was paid by the Chief Executive Officer.

11 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly financial information for the years ended September 30, 1998 and 1997 is as follows (dollars in thousands):


1998 Quarters                                               First              Second             Third                Fourth
                                                        -------------       -------------      -------------       -------------
Net sales                                               $     181,513       $     192,405      $     188,735       $     157,800
Gross margin                                                   11,793              22,002             20,146               7,380
Net income (loss)                                              (2,715)              3,392              2,013             (21,633)
Net income (loss) applicable to common shares                  (5,516)                498               (976)            (24,721)
Basic and diluted net income (loss) per common share             (.35)                .03               (.06)              (1.51)

1997 Quarters                                               First              Second             Third                Fourth
                                                        -------------       -------------      -------------       -------------
Net sales                                               $     169,741       $     182,961      $     194,089       $     179,878
Gross margin                                                   12,930               7,921             20,732              19,108
Net income (loss)                                              (1,410)             (5,504)             3,962               1,682
Net income (loss) applicable to common shares                  (3,871)             (8,046)             1,337              (1,028)
Basic net income (loss) per common share                         (.25)               (.52)               .09                (.06)
Diluted net income (loss) per common share                       (.25)               (.52)               .08                (.06)