Form 10-K405, Exhibit 13
period 1999-09-30
GENEVA STEEL CO
filed 1999-12-29
CIK 860192

                                                                      EXHIBIT 13



                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                             SELECTED FINANCIAL DATA
            (Dollars in thousands, except per share and per ton data)

OPERATING STATISTICS                                1999             1998             1997              1996              1995
                                                 ---------        ---------        ---------         ---------         ---------
Net sales                                        $ 314,726        $ 720,453        $ 726,669         $ 712,657         $ 665,699
Gross margin                                      (107,086)          61,321           60,691            50,350            71,508
Income (loss) from operations                     (128,902)          21,394           38,204            25,729            47,713
Net income (loss)                                 (185,107)         (18,943)          (1,268)           (7,238)           11,604
Net income (loss) applicable to
  common shares                                   (189,936)         (30,715)         (11,608)          (16,327)            3,606
Diluted net income (loss) per common share          (11.33)           (1.90)            (.74)            (1.07)              .24

BALANCE SHEET STATISTICS

Cash and cash equivalents                        $      --        $      --        $      --         $     597         $  12,808
Working capital                                     (8,567)        (298,416)          67,063            71,065            33,045
Current ratio                                          .91              .39             1.66              1.64              1.29
Net property, plant and equipment                  373,017          411,174          458,315           454,523           470,390
Total assets                                       474,716          605,165          646,070           657,386           628,797
Long-term debt                                          --               --          399,906           388,431           342,033
Redeemable preferred stock                          56,001           56,917           56,169            55,437            51,031
Stockholders' equity (deficit)                    (133,979)          53,208           82,603            92,827           108,074
Long-term debt as a percentage
   of stockholders' equity                              --               --              484%              418%              316%

ADDITIONAL STATISTICS

Operating income (loss) per ton shipped          $ (117.15)       $   10.68        $   17.90         $   12.00         $   24.99
Capital expenditures (1)                             8,025           10,893           47,724            26,378            68,025
Depreciation and amortization                       50,625           44,182           44,959            44,415            39,308
Cash flows from operating activities                 8,095           25,847           32,070           (19,520)           84,130
Cash flows from investing activities                (3,341)         (10,859)         (46,465)          (37,526)          (52,948)
Cash flows from financing activities                (4,754)         (14,988)          13,798            44,835           (18,374)
Raw steel production (tons in thousands)             1,101            2,390            2,460             2,428             2,145
Steel products shipped (tons in thousands)           1,100            2,003            2,135             2,145             1,909


(1) Capital expenditures for the year ended September 30, 1998 included an offset of $12.5 million relating to an insurance claim settlement. Absent the offset, capital expenditures were approximately $23.4 million for the year ended September 30, 1998.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                       SELECTED FINANCIAL DATA (continued)

PRICE RANGE OF COMMON STOCK

The following table sets forth, for the periods indicated, the high and low sales prices for the Class A common stock. Prices for fiscal year 1998 and the first two quarters of fiscal year 1999 were as reported on the NYSE Composite Tape. Prices for the last two quarters of fiscal year 1999 reflect quotations in the over-the-counter market maintained by the National Association of Securities Dealers, as reported by financialweb.com on the Internet. Such quotations reflect interdealer prices, without retail markup, markdown, commissions or other adjustments and may not necessarily represent actual transactions. Since the commencement of the Company's Chapter 11 bankruptcy proceedings, the market for the Class A common stock has been limited and the quotations reported may not be indicative of prices that could be obtained in actual transactions. The Company makes no representation as to how reflective Internet stock quotes are of actual trading values.

Fiscal Year Ended September 30, 1998                    HIGH              LOW
  First Quarter ended December 31                    $  3 7/8          $1 15/16
  Second Quarter ended March 31                       3 11/16           1 15/16
  Third Quarter ended June 30                           4 1/4             2 1/4
  Fourth Quarter ended September 30                     2 5/8           1  3/16

Fiscal Year Ended September 30, 1999                     HIGH              LOW
  First Quarter ended December 31                     $1 5/16          $  15/32
  Second Quarter ended March 31                           5/8              7/16
  Third Quarter ended June 30                             5/8              3/16
  Fourth Quarter ended September 30                     13/32              7/32

As of November 30, 1999, the Company had 15,008,767 shares of Class A common stock outstanding, held by 698 stockholders of record, and 18,451,348 shares of Class B common stock outstanding, held by five stockholders of record. The Class B common stock is convertible into Class A common stock at a rate of ten shares of Class B for one share of Class A. In connection with the Company's voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, the NYSE and the Pacific Exchange, Inc. delisted the Company from their respective exchanges. The Company's Class A common stock has been quoted under the symbol "GNVSQ" in the over-the-counter market maintained by the National Association of Securities Dealers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is significantly affected by fluctuations in the value of the United States dollar against several other currencies, the level of demand for steel in the United States economy relative to steel demand in foreign economies and world economic conditions generally. In addition, many foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities.

Imports of the Company's primary products have historically represented approximately 15% to 25% of total U.S. consumption. Shortly after completion of the Company's modernization in early 1998, the domestic steel industry experienced an unprecedented surge in imports. During the surge, up to approximately 40% of domestic plate consumption was at times supplied by imports. Imports similarly increased in each of the Company's other product lines. The surge in imports from various Asian, South American and Eastern European countries was at least partially the result of depressed economies in those regions, causing foreign steel producers to increase dramatically exports to the United States. Many if not all of these foreign producers sold products into the U.S. market at illegally dumped prices.

While a previous import surge in 1996 primarily involved only flat plate, the more recent surge included all of the Company's products. As a result, during fiscal 1998 and early fiscal 1999 the Company's product prices and order entry rates fell dramatically. From January 1, 1998 to February 1, 1999, overall price realization for plate, pipe and coil declined by $94, $95, and $92 per ton, respectively. Even without the simultaneous reduction in volume, the decline in pricing alone would have resulted in an annualized margin loss of over $220 million. The Company was also forced to reduce production by approximately 50%, resulting in margin losses, higher costs per ton and production inefficiencies. During the year ended September 30, 1999, the Company's total shipments were approximately 1,100,300 tons, as compared to 2,003,200 tons for the previous year. The combined impact of the pricing and volume declines resulted in a significant reduction in operating results and cash flow. Decreased cash flow and liquidity made it impossible for the Company to service its debt and fund ongoing operations.

On September 30, 1998, the Company and eleven other domestic steel producers filed antidumping actions against hot-rolled coiled steel imports from Russia, Japan and Brazil. The group also filed a subsidy (countervailing duty) case against Brazil (all cases described in this paragraph are referred to as the "Coiled Products Cases"). In April 1999, the Department of Commerce ("DOC") issued a final determination that imports of hot-rolled coiled sheet from Japan were dumped at margins ranging from 17% to 65%. In June 1999, the International Trade Commission (the "ITC") reached a unanimous 6-0 final determination that imports of hot-rolled sheet from Japan caused injury to the U.S. industry. As a result, an antidumping duty order has now gone into effect against imports from Japan and will last for a minimum duration of five years. During that time, the amount of antidumping duty deposits due from U.S. importers of the products may vary based upon the results of annual administrative reviews. The Company believes that the imposition of these antidumping duties will almost completely eliminate hot-rolled sheet imports from Japan, which totaled 2.7 million tons in 1998.

On July 6 and 12, 1999, respectively, the DOC simultaneously issued both suspension agreements and final antidumping duty determinations as to imports of hot-rolled sheet from Brazil and Russia, and a suspension agreement and final countervailing duty determination as to imports of hot-rolled sheet from Brazil. The Brazilian countervailing duty suspension agreement provides for a quantitative limitation of no more than 290,000 metric tons annually of hot-rolled sheet from Brazil and the Brazilian antidumping suspension agreement provides that tonnage can be sold at prices no lower during the five-year period than a reference price of $327 a metric ton, ex-dock duty paid in the U.S. market. Based on the fact that these reference prices were above current domestic prices, that the agreement provided that this price was a floor price which would increase as domestic prices increased above $344 per metric ton and that the agreement shielded the U.S. industry from the devaluations of the Brazilian currency during the five years of the agreement, the Company and certain other petitioners supported this suspension agreement. The DOC announced countervailing duty findings of approximately 7% and antidumping duties of approximately 40% as to imports from Brazil. The ITC made a final affirmative injury determination in August 1999. Therefore, if Brazilian producers violate these suspension agreements, these duty amounts would be immediately imposed.

The suspension agreement on hot-rolled sheet from Russia provides for no shipments for the remainder of 1999, 325,000 metric tons for 2000, 500,000 metric tons for 2001, 675,000 metric tons for 2002, and 725,000 metric tons for 2003. It sets a minimum export price of $255 per metric ton F.O.B. Russia, which is subject to quarterly changes based on a formula relating to other import prices. All petitioners objected to this Russian suspension agreement because of the allowed continuation of dumped prices at below U.S. market prices from Russia. However, these quantitative restrictions represent a significant decrease from the 3.8 million tons of hot-rolled sheet imports from Russia in 1998. In addition to the hot-rolled sheet suspension agreement, the DOC also entered into a general steel trade agreement with Russia which provides for reduction in imports of other flat-rolled steel products. Simultaneous with the announcement of these agreements, the DOC announced final antidumping duties ranging from 57% to 157%, and the ITC made a final affirmative injury determination in August 1999. Therefore, if the hot-rolled sheet suspension agreement is violated during the next five years, these duty amounts would be immediately imposed.

The success of the Coiled Products Cases will reduce imports from these three countries from seven million tons in 1998, to between 500,000 and 1,000,000 tons per year from 2000 through 2003. The Coiled Product Cases have already benefitted the Company and the domestic steel industry. The Company expects that its production levels, shipments and pricing of hot-rolled sheet products will continue to increase in the near-term. This trend could, however, reverse itself if other countries significantly increase imports or if domestic demand for hot-rolled sheet declines.

On February 22, 1999, five domestic steel producers filed anti-dumping actions against cut-to-length plate imports from the Czech Republic, France, India, Indonesia, Italy, Macedonia, Japan and South Korea. Also, countervailing duty cases were filed against France, India, Indonesia, Italy, Macedonia and South Korea (all cases described in this paragraph are referred to as the "Cut-to-length Plate Cases"). In April 1999, the ITC made a unanimous affirmative preliminary injury determination with respect to all the respondent countries except the Czech Republic and Macedonia, which were dismissed from the cases. On July 12 and 13, 1999, the DOC announced preliminary margins in the cases ranging from 1% to 59%. Bonds in these amounts are now required on imports. The DOC issued final margin determinations on December 13, 1999 ranging from 0% to 72%. The ITC will issue final injury determinations in January 2000.

On June 30,1999, the Company and seven other petitioners filed for Section 201 relief from welded line pipe imports (the "Section 201 Case"). The ITC has made an affirmative injury determination by a margin of five to one. A remedy hearing was held on November 10, 1999, and the ITC has recommended that imports be reduced by approximately 45% from 1998 levels. The recommendation was made to the President on December 22, 1999, and the President has 60 days to render a decision.

There can be no assurance as to the ultimate effect of the Coiled Products Cases, Cut-to-length Plate Cases or the Section 201 Case, that imports from countries not named in previous cases will not increase or that domestic shipments or prices will rise. The Company continues to monitor imports and may file additional trade cases or take other trade action in the future. Existing trade laws and regulations may be inadequate to prevent the adverse impact of dumped and/or subsidized steel imports; consequently, such imports could pose continuing or increasing problems for the domestic steel industry and the Company.

Five-year sunset reviews of various cut-to-length plate cases decided in 1994 began in September 1999. The Company and other U.S. producers are allowed to participate in those reviews in support of a five-year extension of the orders. The outcome of these reviews cannot currently be predicted, but the failure to extend such antidumping duties could have a future material adverse effect.

On February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division. The filing was made necessary by a lack of sufficient liquidity. The Company's operating results for fiscal years 1998 and 1999 were severely affected by, among other things, the dramatic surge in steel imports beginning in 1998. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. Prior to the bankruptcy filing, the Company did not make the $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004. The Bankruptcy Code generally prohibits the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% senior notes due 2004 and the 11 1/8% senior notes due 2001 (collectively, the "Senior Notes"), except pursuant to a confirmed plan of reorganization. The Company is in possession of its properties and assets and continues to manage its businesses as debtor-in-possession subject to the supervision of the Bankruptcy Court. The Company has a $125 million debtor-in-possession credit facility in place (See Liquidity and Capital Resources).

As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes and dividends on its redeemable preferred stock. Contractual interest on the Senior Notes for the year ended September 30, 1999 was $33.1 million, which is $22.0 million in excess of recorded interest expense included in the accompanying financial statements. Contractual dividends on the redeemable preferred stock as of September 30, 1999, was approximately $28.5 million, which is $8.4 million in excess of dividends accrued in the accompanying balance sheet.

Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Company's liabilities as of the petition date or to enforce pre-petition contractual obligations were automatically stayed. Absent approval from the Bankruptcy Court, the Company is prohibited from paying pre-petition obligations. However, the Bankruptcy Court has approved payment of certain other pre-petition liabilities such as employee wages and benefits and certain other pre-petition obligations. Additionally, the Bankruptcy Court has approved for the retention of legal and financial professionals. As a debtor-in-possession, the Company has the right, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections may file pre-petition claims with the Bankruptcy Court in accordance with bankruptcy procedures.

The Company is currently developing a plan of reorganization (the "Plan of Reorganization") through, among other things, discussions with the official creditor committees appointed in the Chapter 11 proceeding. The objective of the Plan of Reorganization is to restructure the Company's balance sheet to (i) significantly strengthen the Company's financial flexibility throughout the business cycle, (ii) fund required capital expenditures and working capital needs, and (iii) fulfill those obligations necessary to facilitate emergence from Chapter 11. In conjunction with the Plan of Reorganization, the Company intends to file an application in January 2000 for a government loan guarantee under the Emergency Steel Loan Guarantee Program (the "Loan Guarantee Program"). The application will seek a government loan guarantee for a portion of the financing required to consummate the Plan of Reorganization, with the remaining financing being provided through other means. In connection with preparing the loan guarantee application, the Company is in the final phase of selecting and negotiating terms with a major bank to serve as the primary lender under the Loan Guarantee Program. There can be no assurance that the Company will be selected to participate in the Loan Guarantee Program or that, with or without a guarantee, the Company can obtain the necessary financing to consummate the Plan of Reorganization.

Although management expects to file the Plan of Reorganization, there can be no assurance at this time that a Plan of Reorganization will be proposed by the Company, approved or confirmed by the Bankruptcy Court, or that such plan will be consummated. The Bankruptcy Court has granted the Company's request to extend its exclusive right to file a Plan of Reorganization through February 28, 2000. While the Company intends to request further extensions of the exclusivity period if necessary, there can be no assurance that the Bankruptcy Court will grant such further extensions. If the exclusivity period were to expire or be terminated, other interested parties, such as creditors of the Company, would have the right to propose alternative plans of reorganization.

Although the Chapter 11 Bankruptcy filing raises substantial doubt about the Company's ability to continue as a going concern, the accompanying financial statements have been prepared on a going concern basis. This basis contemplates the continuity of operations, realization of assets, and discharge of liabilities in the ordinary course of business. The statements also present the assets of the Company at historical cost and the current intention that they will be realized as a going concern and in the normal course of business. A plan of reorganization could materially change the amounts currently disclosed in the financial statements.

The statements do not present the amount which may ultimately be paid to settle liabilities and contingencies which may be allowed in the Chapter 11 bankruptcy cases. Under Chapter 11 bankruptcy, the right of, and ultimate payment by the Company to pre-petition creditors may be substantially altered. This could result in claims being paid in the Chapter 11 bankruptcy proceedings at less (and possibly substantially less) than 100 percent of their face value. At this time, because of material uncertainties, pre-petition claims are carried at the Company's face value in the accompanying financial statements. Moreover, the interests of existing preferred and common shareholders could, among other things, be very substantially diluted or even eliminated. Further information about the financial impact of the Chapter 11 bankruptcy filings is set forth in
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Financial Statements. Management expects that a Plan of Reorganization will be completed and ready to file with the bankruptcy court during the first calendar quarter of 2000. The Plan of Reorganization will be conditioned on the Company being approved for a guarantee under the Loan Guarantee Program. There can be no assurance as to the actual timing for the filing of the Plan of Reorganization or the approval thereof by the Bankruptcy Court, if at all.

As a result of the various trade cases described above as well as improving market conditions in several foreign economies, market conditions for the Company's products have recently improved. Both the Company's order entry and price realization have improved significantly in recent months. The Company's shipment rate has increased from a low in February 1999 of 44,000 tons to 146,000 tons in November 1999. Similarly, overall price realization has increased by 5.7% during the same period, despite a product mix shift to lower-priced sheet. The timing and magnitude of the recent volume and pricing improvements are consistent with initial market recoveries following the success of previously-filed trade cases. The Company expects in the near term that both volume and pricing will continue to improve gradually.

Results of Operations

The following table sets forth the percentage relationship of certain cost and expense items to net sales for the years indicated:

                                                                          Year Ended September 30,
                                                                    ------------------------------------
                                                                     1999           1998           1997
                                                                    ------         ------         ------
Net sales                                                            100.0%         100.0%         100.0%
Cost of sales                                                        134.0           91.5           91.6
                                                                    ------         ------         ------
Gross margin                                                         (34.0)           8.5            8.4
Selling, general and administrative expenses                           6.9            3.0            3.1
Write-down of impaired assets                                           --            2.5             --
                                                                    ------         ------         ------
Income (loss) from operations                                        (40.9)           3.0            5.3
Other income (expense):
    Interest and other income                                          0.3             --             --
    Interest expense                                                  (6.2)          (5.9)          (5.6)
    Gain on sale of assets                                             1.5             --             --
                                                                    ------         ------         ------
Loss before reorganization items and benefit for income taxes        (45.3)          (2.9)          (0.3)
Reorganization items                                                  13.5             --             --
                                                                    ------         ------         ------


Loss before benefit for income taxes                                 (58.8)          (2.9)          (0.3)
Benefit for income taxes                                                --           (0.3)          (0.1)
                                                                    ------         ------         ------
Net loss                                                             (58.8)%         (2.6)%         (0.2)%
                                                                    ======         ======         ======


The following table sets forth the sales product mix as a percentage of net sales for the years indicated:


                                             Year Ended September 30,
                                   ---------------------------------------------
                                    1999               1998               1997
                                   ------             ------             ------
Plate                                55.9%              62.1%              45.4%
Sheet                                24.4               18.2               30.2
Pipe                                 10.4               10.5                9.6
Slab                                  6.4                7.0               11.9
Non-steel                             2.9                2.2                2.9
                                   ------             ------             ------
                                    100.0%             100.0%             100.0%
                                   ======             ======             ======

Fiscal Year Ended September 30, 1999 Compared With Fiscal Year Ended September 30, 1998

Net sales decreased 56.3% primarily due to decreased shipments of approximately 902,900 tons and significantly lower average selling prices for the year ended September 30, 1999 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe, sheet and slab products decreased by 20.8%, 17.6%, 18.9% and 23.7%, respectively, in the year ended September 30, 1999 compared to the previous fiscal year. Shipped tonnage of plate, pipe, sheet and slab products decreased approximately 598,900 tons or 50.3%, 84,300 tons or 47.4%, 118,600 tons or 27.9% and 101,100 tons or 48.0%, respectively, between the two years The decreases in prices and volumes were primarily a result of increased supply from imports as discussed above, as well as other market factors.

As discussed above, the Company's overall price realization and shipments have recently begun to increase. The Company has recently either implemented or announced several price increases. As of November 30, 1999, the Company had estimated total orders on hand of approximately 148,000 tons compared to approximately 74,000 tons as of November 30, 1998. Domestic competition, however, remains intense and imported steel continues to adversely affect the market. Moreover, additional production capacity is being added in the domestic market. The Company sells substantially all of its products in the spot market at prevailing market prices. The Company believes its percentage of such sales is higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price increases or decreases more quickly than many of its competitors. The Company intends to react to price increases or decreases in the market as required by competitive conditions. There can be no assurance that the Company will achieve price increases it announced.

In response to improving market conditions, the Company started a second blast furnace in September 1999, and expects to return to more normal operating levels in the second quarter of fiscal year 2000. Higher operating levels associated with a two-blast furnace operation have created additional working capital needs for the Company. These working capital needs will increase over the first and second quarters of fiscal year 2000 as production and inventory levels increase. There can be no assurance that market conditions will continue to justify a two-blast furnace operation, that pricing and order volumes will continue to improve, that the Company will be able to obtain the requisite working capital from vendor credit, expanded borrowing capacity, or other sources to support increased production levels.

Cost of sales includes raw materials, labor costs, energy costs, depreciation and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, increased to 134.0% for the year ended September 30, 1999, as compared to 91.5% for the previous fiscal year. The overall average cost of sales per ton shipped increased approximately $53 per ton between the two years, primarily as a result of production inefficiencies associated with operating at production levels significantly less than full capacity. As described above, the recent surge in steel imports and resulting low level of orders, together with other market factors, caused production levels to decline. Operating costs per ton increased in part because fixed costs were allocated over fewer tons. In addition, the Company, in response to falling prices and higher costs, wrote-down the cost of its inventories to market prices, resulting in an adjustment of approximately $3.5 million, which increased cost of sales in the year ended September 30, 1999, as compared to the previous year. The Company has undergone several rounds of personnel reductions and other cost cuts in an attempt to at least partially offset the adverse cost effects of lower production rates. The Company's total headcount as of November 30, 1999 is approximately 1,725, as compared to approximately 2,530 as of the same date two years ago. During most of fiscal year 1999, the Company also attempted to minimize production inefficiencies by limiting its production to a full, one-blast furnace level.

The Company's pellet agreement with USX expires on December 31, 1999. The Company has begun discussions with USX and other potential vendors regarding a new pellet supply contract and has reached an interim understanding with USX for a short-term supply arrangement. Management believes that the Company will be able to complete a new pellet supply contract with USX or a substitute vendor. However, there can be no assurance that a new contract can be completed or that USX will continue to supply pellets to the Company. If the Company is unable to enter into a new pellet supply contract, the Company's operating results could be adversely affected.

Depreciation costs included in cost of sales decreased approximately $1.7 million for the year ended September 30, 1999, compared with the previous fiscal year. This decrease was due to a lower asset base as a result of a write-down at the end of fiscal year 1998 of approximately $16.3 million for impaired fixed assets.

Selling, general and administrative expenses for the year ended September 30, 1999 decreased approximately $0.3 million as compared to the same period in the previous fiscal year. These lower expenses were due in part to cost savings related to staff and support personnel reductions. These reductions were offset by an increase in the allowance for doubtful accounts of approximately $4.0 million associated with the depressed steel market that is negatively affecting certain of the Company's customers.

Interest expense decreased approximately $22.9 million during the year ended September 30, 1999 as compared to the previous fiscal year. As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes. Contractual interest on the Senior Notes for the year ended September 30, 1999 was $33.1 million, which is $22.0 million in excess of recorded interest expense on the Senior Notes. In addition, lower production volumes resulting in lower working capital needs decreased the average borrowings outstanding under the Company's revolving credit facility as compared to the previous fiscal year.

Subsequent to the Company's filing of its voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, the Company has recorded approximately $6.0 million in professional fees and expenses related to its Chapter 11 reorganization efforts. These include the professional fees and expenses of the bondholders' and unsecured creditors' committees. These expenses have not been included in selling, general and administrative expenses, but are set out separately in the statement of operations. In addition, the Company also recorded other reorganization expenses of approximately $36.3 million for the write-off of deferred loan fees on the Senior Notes and a provision for certain executory contracts expected to be rejected.

Fiscal Year Ended September 30, 1998 Compared With Fiscal Year Ended September 30, 1997

Net sales decreased 0.9% due to decreased shipments of approximately 131,500 tons, mostly offset by an increase in overall average selling prices and a net shift in product mix to higher-priced plate and pipe products from lower-priced sheet and slab products for the year ended September 30, 1998 as compared to the previous fiscal year. The weighted average sales price (net of transportation costs) per ton of plate, pipe, sheet and slab products increased by 0.5%, 2.4%, 1.2% and 2.0%, respectively, in the year ended September 30, 1998 compared to the previous fiscal year. The increases in prices were due primarily to strong steel demand through the first three quarters of the 1998 fiscal year as well as other market factors. Selling prices on all products declined significantly during the fourth quarter of the 1998 fiscal year primarily as a result of increased supply from imports as discussed above. Shipped tonnage of plate and pipe products increased approximately 308,400 tons or 35.0%, and 9,300 tons or 5.5%, respectively, while shipped tonnage of sheet and slab products decreased approximately 294,400 tons or 40.9%, and 154,800 tons or 42.4%, respectively, between the two periods. Consistent with the Company's strategic objectives, plate shipments increased as a result of expanded utilization of outside processors to level and cut plate from coils, improved operations of the Company's cut-to-length facilities and strong demand through June 30, 1998.

Customer claims generally involve quality issues such as metallurgical composition, flatness, dimension, surface quality, rust and damage during shipment. At September 30, 1998, the reserves for estimated customer claims increased by approximately $1.9 million as compared to the previous year, primarily as a result of the Company's customers becoming more aggressive in pursuing claims during a soft steel market. As the steel market weakened in late fiscal year 1998, the Company's customers became more demanding of steel quality resulting in an increase in claims.

During the fourth quarter of 1998, order entry, shipments and pricing for all of the Company's products were adversely affected by, among other things, increased imports. As of November 30, 1998, the Company had estimated total orders on hand of approximately 74,000 tons, compared to approximately 309,000 tons as of November 30, 1997.

The Company's cost of sales, as a percentage of net sales, remained relatively constant at 91.5% for the year ended September 30, 1998, as compared to the previous fiscal year, as a result of an increase in average selling prices per ton offset by increased product costs per ton. The overall average cost of sales per ton shipped increased approximately $17 per ton between the two periods, primarily as a result of a significant shift in product mix to higher-cost plate and pipe products from lower-cost sheet and slab products and increased operating costs. Operating costs increased as a result of reduced product yields, lower overall production volume, increased depreciation expense, increased wages and benefits and other increased operating costs. These higher costs were partially offset by increased production throughput rates for most products and reduced inbound freight rates.

In an effort to reduce labor costs, the Company implemented a voluntary resignation program and an early retirement option during the fiscal year for union-eligible employees. In return for voluntary resignations (excluding retirements), the program provided each of up to 200 active union-eligible employees that submitted their resignations on or prior to July 31, 1998 a one-time, lump-sum payment of $10,000, full vesting in the Company's 401-k and defined contribution pension plans and two-months of additional medical and dental insurance benefits. With respect to voluntary retirements, the program provided for a one-time, lump-sum payment of $10,000 to each of up to 150 active union-eligible employees who voluntarily retired prior to December 31, 1998. This benefit was in addition to any other benefits payable under the collective bargaining agreement. The Company recognized charges in the fourth fiscal quarter of 1998 to reflect the cost of the foregoing programs.

Depreciation costs included in cost of sales decreased approximately $0.7 million for the year ended September 30, 1998 compared with the previous fiscal year. This decrease was due to offsets for depreciation expense previously taken on equipment reimbursed as part of the settlement of an insurance claim relating to a January 1996 power outage (the "Insurance Settlement"). This decrease was partially offset by increases in the asset base as a result of completion of the rolling mill finishing stand upgrades and a reline and repairs to a blast furnace.

Selling, general and administrative expenses for the year ended September 30, 1998 decreased approximately $0.4 million as compared to the previous fiscal year. These lower expenses resulted primarily from selling, general and administrative offsets of $2.1 million recorded as a result of the Insurance Settlement and cost savings related to staff and support personnel reductions. These lower expenses were offset in part by increased outside services associated with, among other things, training costs relating to implementation of an enterprise-wide business system.

Interest expense increased approximately $1.8 million during the year ended September 30, 1998 as compared to the same period in the previous fiscal year as a result of higher average levels of borrowing.

For the years ended September 30, 1998 and 1997, the Company recognized a benefit for income taxes by carrying back the loss against income from a prior period. For the year ended September 30, 1998, the Company was only able to carryback a portion of its loss. As of September 30, 1998, the Company had a net operating loss carryforward for financial reporting purposes of approximately $6.1 million.

Liquidity and Capital Resources

The Company's liquidity requirements arise from operating expenses, capital expenditures and working capital requirements, including interest payments. In the past, the Company's principal sources of capital have been from the sale of equity; the incurrence of long-term indebtedness, including borrowings under the Company's credit facilities; equipment lease financing; asset sales and cash provided by operations.

On February 19, 1999, the U.S. District Court for the District of Utah granted the Company's motion to approve a new, $125 million debtor-in-possession credit facility with Congress Financial Corporation (the "Credit Facility"). The Credit Facility expires on the earlier of the consummation of a Plan of Reorganization or February 19, 2001. The Credit Facility replaced the Company's previous revolving credit facility with a syndicate of banks led by Citicorp USA, Inc. as agent. The Credit Facility is secured by, among other things, accounts receivable; inventory; and property, plant and equipment. Actual borrowing availability is subject to a borrowing base calculation and the right of the lender to establish various reserves, which it has done. The amount available to the Company under the Credit Facility is approximately 60%, in the aggregate, of eligible inventories, plus 85% of eligible accounts receivable, plus 80% of the orderly liquidation value of eligible equipment up to a maximum of $40 million, less reserves established by the lender. Borrowing availability under the Credit Facility is also subject to other covenants. As of

November 30, 1999, the Company's eligible inventories, accounts receivable and eligible equipment supported access to $57.4 million in borrowings under the Credit Facility. As of November 30, 1999, the Company had $10.8 million available under the Credit Facility, with $44.2 million in borrowings and $2.4 million in letters of credit outstanding. There can be no assurance as to the amount of availability that will be provided in the future or that the lender will not require additional reserves. The terms of the Credit Facility include cross default and other customary provisions.

In February 1994, the Company completed a public offering of $190 million principal amount of 9 1/2% senior notes (the "9 1/2% Senior Notes"). The 9 1/2% Senior Notes mature in 2004, are unsecured, and require interest payments semi-annually on January 15 and July 15. In January 1999, the Company did not make a $9.0 million interest payment due on the 9 1/2% Senior Notes.

In March 1993, the Company completed a public offering of $135 million principal amount of 11 1/8% senior notes (the "11 1/8% Senior Notes"). The 11 1/8% Senior Notes mature in 2001, are unsecured, and require interest payments semi-annually on March 15 and September 15. The Bankruptcy Code generally prohibits the Company from making payments on unsecured, pre-petition debt, including the Senior Notes, except pursuant to a confirmed plan of reorganization. The Company has not been accruing interest on the Senior Notes since February 1, 1999, the date the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code.

In connection with the offering of the 11 1/8% Senior Notes issued in March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. As of September 30, 1999, the Redeemable Preferred Stock consisted of 388,358 shares, no par value, with a liquidation preference of approximately $151 per share. Pursuant to the Redeemable Preferred Stock Agreement, 11,642 shares of Redeemable Preferred Stock have been used by the holders thereof to pay for the exercise of warrants to purchase 233,502 shares of Class A common stock. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000. At September 30, 1999, warrants to purchase 898,498 shares of Class A common stock were outstanding. Dividends on the redeemable preferred stock accrue at a rate equal to 14% per annum of the liquidation preference and are payable quarterly in cash from funds legally available therefor. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. Restricted payment limitations under the Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As of February 1, 1999, the Company discontinued recording dividends on the Redeemable Preferred Stock. Unpaid contractual dividends as of September 30, 1999, were approximately $36.8 million, which is $8.4 million in excess of dividends accrued on the Company's balance sheet. The Company will not pay dividends on the Redeemable Preferred Stock during the pendency of its Chapter 11 proceeding and any payments will be subject to a confirmed plan of reorganization.

Besides the above-described financing activities, the Company's major source of liquidity over time has been cash provided by operating activities, the Mannesmann agreement described below, and asset sales. Net cash provided by operating activities was $8.1 million for the year ended September 30, 1999, as compared with net cash provided by operating activities of $25.8 million for the year ended September 30, 1998. The sources of cash for operating activities during the year ended September 30, 1999 included depreciation and amortization of $50.6 million, a decrease in accounts receivable of $48.2 million associated primarily with reduced sales volume and the implementation of the Mannesmann agreement, a decrease in inventories of $58.3 million primarily as a result of lower production levels and the implementation of the Mannesmann agreement, an increase in accrued interest payable of $10.3 million and an increase in accounts payable of $35.2 million. These sources of cash were substantially offset by a net loss of $185.1 million, an increase in prepaid expenses of $1.4 million, a decrease in accrued liabilities of $1.9 million and a decrease in accrued payroll and related taxes of $1.8 million.

On November 2, 1998, the Company signed a three-year agreement with Mannesmann Pipe and Steel ("Mannesmann"). Under the agreement, Mannesmann markets the Company's prime steel products throughout the continental United States. Mannesmann previously marketed the Company's steel products in fifteen midwestern states and to certain customers in the eastern United States. The Company's existing sales force remains Company employees, but are directed by Mannesmann. The Company has also made several other organizational changes designed to improve product distribution and on-time delivery.

The Mannesmann agreement requires Mannesmann to purchase and pay for the Company's finished goods inventory as soon as it has been assigned to or otherwise identified with a particular order. This requirement was implemented beginning in April 1999. Mannesmann sells the Company's products to end customers at the same sales price Mannesmann pays the Company plus a variable commission. As of September 30, 1999, the Company had received $9.5 million from Mannesmann for the purchase of finished goods inventory assigned to discrete orders. When the funds are received for inventory prior to shipment, the Company defers the revenue recognition until the inventory is shipped. Therefore, until shipment occurs the Company records the receipt of funds and the corresponding deferred revenue liability and/or inventory reduction for the cost of the inventory in its financial statements. The Company remains responsible for customer credit and product quality.

Since the bankruptcy filing, the Company has supplemented its liquidity by the sale of certain non-core assets. During the fourth quarter of fiscal year 1999, the Company completed the sale of its large diameter pipe mill for $4.5 million. The large diameter pipe mill equipment has been idled for many years. Subsequent to September 30, 1999, the Company finalized an agreement to sell its quarry for $10.0 million ($1.5 million of which is contingent upon the future issuance, by the relevant governmental entity, of a conditional use permit) and received $8.5 million in October 1999. There can be no assurance that the conditional use permit will be issued or that the Company will receive the additional $1.5 million of the sale price. Pursuant to the sale, the Company entered into a contract with the buyer of the quarry for the purchase of limestone to meet its production requirements at a per ton price that is lower than the Company's historical production cost.

Capital expenditures were $8.0 million, $10.9 million (net of $12.5 million insurance claim settlement), and $47.7 million for fiscal years 1999, 1998 and 1997, respectively. Capital expenditures for 1999 and 1998 were lower than previously expected because the Company reduced its capital expenditures to preserve liquidity in light of market conditions. Capital expenditures for fiscal year 2000 are estimated at approximately $30 million, which includes a blast furnace reline, maintenance items and various projects designed to reduce costs and increase product quality and throughput. Additional spending on capital could be incurred as part of the plan of reorganization. Given the Company's Chapter 11 bankruptcy proceedings, current market conditions and the uncertainties created thereby, the Company is continuing to closely monitor its capital spending levels. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

Year 2000 Issues

The Company believes it has substantially addressed its year 2000 information system issues in the following areas: (i) the Company's information technology systems; (ii) the Company's non-information technology systems (i.e., machinery, equipment and devices which utilize built in or embedded technology); and (iii) third party suppliers and customers. The Company has completed its year 2000 project in all of the following phases: awareness (education and sensitivity to the year 2000 issue), identification (identifying the equipment processes or systems which are susceptible to the year 2000 issue), assessment (determining the potential impact of year 2000 on the equipment, processes and systems identified during the previous phase and assessing the need for testing and remediation), testing/verification (testing to determine if an item is year 2000 ready or the degree to which it is deficient), and implementation (carrying out necessary remedial efforts to address year 2000 readiness, including validation of upgrades, patches or other year 2000 fixes).

In September 1997, the Company started the implementation of SAP software, a year 2000 compliant enterprise-wide business system. This system affects nearly every aspect of the Company's business processes and operations. On February 1, 1999, the Company completed the last phase of the SAP implementation. The SAP implementation includes software applications for financial accounting, purchasing, accounts payable, human resources, payroll, sales distribution, materials management, production planning, quality assurance, product costing, and other management information. In conjunction with the implementation, new Hewlett Packard hardware and operating systems that are year 2000 compliant were installed.

The Company has identified other hardware, operating systems and applications software used in its process control and other information systems and has obtained year 2000 compliance information from the providers of such hardware, operating systems and applications software. The Company has completed the review and remediation with vendors to ensure readiness of such hardware, operating systems and software application systems. In the areas where dates are critical in the process control and other information systems, these systems have been made year 2000 compliant. In a few situations in which dates are not critical in the process control or other information systems, other remediation efforts have been completed. The Company has also reviewed, tested and corrected internally developed software applications to facilitate year 2000 compliance. Although the Company believes that all year 2000 issues have been addressed and determined to be compliant, the Company is continuing to review and test the systems to assure year 2000 compliance.

The Company has contingency plans for critical areas to address any unexpected year 2000 failures. The Company's contingency plans target worse case scenarios and include items such as maintaining an inventory buffer, providing for manual operations of information technology systems and establishing alternative, third-party logistics. The Company's contingency plans are based in part on the results of third-party supplier questionnaires. The Company has prepared a production schedule for several days before and after January 1, 2000, which contemplates suspending certain operations shortly before calendar year-end with a sequenced, transitioned start-up of such operations subsequent to year end. The Company believes this approach will reduce the risk of potential damage to equipment from any unexpected year 2000 problems.

The Company has significant relationships with various third parties, and the failure of any of these third parties to achieve year 2000 compliance could have a material adverse impact on the Company's business, operating results and financial condition. These third parties include energy and utility suppliers, financial institutions, material and product suppliers, transportation providers, and the Company's significant customers. The Company has reviewed major third-party relationships to assess year 2000 readiness and, where necessary and possible, is attempting to have contingency plans in place to mitigate any adverse consequences.

Through September 30, 1999, the Company had capitalized approximately $9.0 million in costs to improve the Company's information technology systems and for year 2000 readiness efforts. The costs include consulting, implementing and transitioning to new computer hardware and software for the SAP enterprise-wide business systems. Costs for training and re-engineering efforts have been expensed.

The foregoing discussion of the Company's year 2000 readiness includes forward-looking statements. No assurance can be given that the Company will not be materially adversely affected by year 2000 issues. There can be no assurance that actual events and results could differ materially from those anticipated. The Company may experience material unanticipated problems and costs caused by undetected errors or defects in its internal information technology and non-information technology systems. In addition, the failure of third-parties to timely address or successfully complete their year 2000 issues could have a material adverse impact on the Company's business, operations and financial condition. If, for example, third party suppliers are unable to deliver necessary materials, parts or other supplies, the Company would be unable to timely manufacture products. Similarly, if shipping and freight carriers are unable to ship product, the Company would be unable to deliver product to customers.

Quantitative And Qualitative Disclosures About Market Risk

The Company's earnings are affected by changes in interest rates related to the Company's credit facility. Variable interest rates may rise and increase the amount of interest expense. At September 30, 1999 and 1998, the Company had variable rate credit facilities totaling $55.5 million and $60.8 million, respectively. The impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for the Company's variable rate credit facility. Based on this hypothetical assumption, the Company would have incurred approximately an additional $600,000 in interest expense for the year ended September 30, 1999.

Factors Affecting Future Results

The Company's future operations will be impacted by, among other factors, pricing, product mix, throughput levels and production efficiencies. The Company has efforts underway to increase prices, shift its product mix and improve throughput rates and production efficiencies. There can be no assurance that the Company's efforts will be successful or that sufficient demand will exist to support the Company's efforts. Pricing and shipment levels in future periods are key variables to the Company's future operating results that remain subject to significant uncertainty. These variables will be affected by several factors including the level of imports, future capacity additions, product demand and other competitive and market conditions. Furthermore, the Chapter 11 bankruptcy filing introduces numerous uncertainties which may affect the Company's businesses, results of operations and prospects. Because of the Company's bankruptcy filing and liquidity position, the Company's financial flexibility is limited. Many of the foregoing factors, of which the Company does not have complete control, may materially affect the performance and financial condition of the Company. Until recently, the Company's production activities were consuming cash. During the two months of October and November 1999, the Company's operations generated slight positive cash flow. Further improvement in market conditions will likely be necessary for the Company's production activities to become significantly cash flow positive. A reversal in the current market trend or a disruption in the Company's operations would likely cause the Company to return to negative cash flow.

The short-term and long-term liquidity of the Company also is dependent upon several other factors, including continued access to the Credit Facility; vendor credit support; cash needs to fund working capital as volume increases; availability of capital; foreign currency fluctuations; capital expenditure requirements and general economic conditions. Moreover, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing.

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers.

This report contains a number of forward-looking statements, including, without limitation, statements contained in this report relating to the Company's ability to compete against imports and the effect of imports and trade cases on the domestic market, the outcome of trade cases, the Company's ability to improve and optimize operations as well as on-time delivery and customer service, the Company's ability to compete with the additional production capacity being added in the domestic market, the Company's ability to successfully reorganize under Chapter 11 of the Bankruptcy Code (including the development of the Plan of Reorganization), the outcome of the Company's application under the Loan Guarantee Program, the Company's expectation that prices and shipments will improve, the production efficiencies to be gained by a two-blast furnace operation, the Company's ability to obtain a new pellet supply contract, the Company's objective to increase higher-margin sales, the Company's continued access to and adequacy of the Credit Facility, the commercial and liquidity benefits of the Mannesmann agreement, the effect of SAP implementation, the Company's level of preparedness with respect to year 2000 issues and the likely impact on the Company of such issues, the level of future required capital expenditures, the effect of inflation and any other statements contained herein to the effect that the Company or its management "believes," "expects," "anticipates," "plans" or other similar expressions. There are a number of important factors that could cause actual events or the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those described herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:

We have audited the accompanying balance sheets of Geneva Steel Company (a Utah corporation) as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division. The filing was made necessary by a lack of sufficient liquidity. The Company has experienced recurring net losses applicable to common shares of $189.9 million, $30.7 million and $11.6 million during the years ended September 30, 1999, 1998 and 1997, respectively. Additionally, as of September 30, 1999, the Company had a stockholders' deficit of $134.0 million. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are partially described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


ARTHUR ANDERSEN LLP



Salt Lake City, Utah
   December 20, 1999

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                                 BALANCE SHEETS

                             (Dollars in thousands)

                                                                   September 30,
                                                            ---------------------------
ASSETS                                                        1999             1998
                                                            ---------        ---------
Current Assets:
     Cash                                                   $      --        $      --
     Accounts receivable, less allowance for doubtful
         accounts of $10,912 and $6,411, respectively          15,196           63,430
     Inventories                                               55,460          113,724
     Deferred income taxes                                     14,609            8,118
     Prepaid expenses and other                                 4,584            2,964
     Related party receivable                                      --              270
                                                            ---------        ---------
             Total current assets                              89,849          188,506
                                                            ---------        ---------
Property, Plant and Equipment:

     Land                                                       1,990            1,990
     Buildings                                                 16,119           16,119
     Machinery and equipment                                  645,943          640,363
     Mineral property and development costs                     1,000            1,000
                                                            ---------        ---------

                                                              665,052          659,472

     Less accumulated depreciation                           (292,035)        (248,298)
                                                            ---------        ---------
             Net property, plant and equipment                373,017          411,174
                                                            ---------        ---------

Other Assets                                                   11,850            5,485
                                                            ---------        ---------
                                                            $ 474,716        $ 605,165
                                                            =========        =========



         The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                           BALANCE SHEETS (Continued)
                             (Dollars in thousands)

                                                                                             September 30,
                                                                                       --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                            1999             1998
                                                                                       ---------        ---------
Liabilities Not Subject to Compromise:
     Senior notes                                                                      $      --        $ 325,000
     Revolving credit facility                                                            55,466           60,769
     Accounts payable                                                                     16,334           34,117
     Accrued liabilities                                                                  18,209           25,005
     Accrued payroll and related taxes                                                     7,444            9,454
     Accrued dividends payable                                                                --           25,315
     Accrued interest payable                                                                 --            5,080
     Accrued pension and profit sharing costs                                                963            2,182
                                                                                       ---------        ---------

             Total current liabilities                                                    98,416          486,922
                                                                                       ---------        ---------
Liabilities Subject to Compromise:
     Senior notes                                                                        325,000               --
     Accounts payable                                                                     56,633               --
     Accrued dividends payable                                                            28,492               --
     Accrued interest payable                                                             15,409               --
     Accrued liabilities                                                                   3,404               --
                                                                                       ---------        ---------
                                                                                         428,938               --
                                                                                       ---------        ---------
Long-Term Employee Defined Benefits                                                       10,731               --
                                                                                       ---------        ---------
Deferred Income Tax Liabilities                                                           14,609            8,118
                                                                                       ---------        ---------
Commitments and Contingencies (Notes 1 and 6)
Redeemable Preferred Stock, Series B, no par value;
     388,358 shares and 400,000 shares authorized, issued and outstanding,
     respectively, with a liquidation value of $58,684 and $60,443, respectively          56,001           56,917
                                                                                       ---------        ---------
Stockholders' Equity (Deficit):
     Preferred stock, no par value; 3,600,000 shares authorized
         for all series, excluding Series B, none issued                                      --               --
     Common stock-
         Class A, no par value; 60,000,000 shares authorized, 15,008,767
             and 14,705,265 shares issued, respectively                                   92,022           87,979
         Class B, no par value; 50,000,000 shares authorized, 18,451,348
             and 19,151,348 shares issued and outstanding, respectively                    9,741           10,110
     Warrants to purchase Class A common stock                                             4,255            5,360
     Accumulated deficit                                                                (239,997)         (47,749)
     Less 189,667 Class A common stock treasury shares at September 30,

         1998, at cost                                                                        --           (2,492)
                                                                                       ---------        ---------
             Total stockholders' equity (deficit)                                       (133,979)          53,208
                                                                                       ---------        ---------
                                                                                       $ 474,716        $ 605,165
                                                                                       =========        =========


         The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                                      Year Ended September 30,
                                                                            -------------------------------------------
                                                                              1999             1998             1997
                                                                            ---------        ---------        ---------
Net sales                                                                   $ 314,726        $ 720,453        $ 726,669
Cost of sales                                                                 421,812          659,132          665,978
                                                                            ---------        ---------        ---------
     Gross margin                                                            (107,086)          61,321           60,691
Selling, general and administrative expenses                                   21,816           22,116           22,487
Write-down of impaired assets                                                      --           17,811               --
                                                                            ---------        ---------        ---------
     Income (loss) from operations                                           (128,902)          21,394           38,204
                                                                            ---------        ---------        ---------
Other income (expense):
     Interest and other income                                                    996              326            1,275
     Interest expense (total contractual interest of $41,643 in 1999)         (19,597)         (42,483)         (40,657)
     Gain (loss) on asset sales                                                 4,666               30             (863)
                                                                            ---------        ---------        ---------
                                                                              (13,935)         (42,127)         (40,245)
                                                                            ---------        ---------        ---------
Loss before reorganization items and benefit for income taxes                (142,837)         (20,733)          (2,041)
                                                                            ---------        ---------        ---------
Reorganization items:
     Provision for rejected executory contracts                                32,815               --               --
     Professional fees                                                          6,025               --               --
     Write-off of deferred loan fees                                            3,430               --               --
                                                                            ---------        ---------        ---------
                                                                               42,270               --               --
                                                                            ---------        ---------        ---------
Loss before benefit for income taxes                                         (185,107)         (20,733)          (2,041)
Benefit for income taxes                                                           --           (1,790)            (773)
                                                                            ---------        ---------        ---------
Net loss                                                                     (185,107)         (18,943)          (1,268)
Less redeemable preferred stock dividends and
     accretion for original issue discount                                      4,829           11,772           10,340
                                                                            ---------        ---------        ---------
Net loss applicable to common shares                                        $(189,936)       $ (30,715)       $ (11,608)
                                                                            =========        =========        =========
Basic and diluted net loss per common share                                 $  (11.33)       $   (1.90)       $    (.74)
                                                                            =========        =========        =========
Weighted average common shares outstanding                                     16,759           16,155           15,660
                                                                            =========        =========        =========



         The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)

                                                        SHARES ISSUED                        AMOUNT
                                                 ---------------------------      ----------------------------
                                                                                                                       WARRANTS
                                                                                                                      TO PURCHASE
                                                  COMMON             COMMON          COMMON           COMMON             COMMON
                                                  CLASS A            CLASS B        CLASS A           CLASS B            CLASS A
                                                -----------       -----------     -----------       -----------        -----------
Balance at September 30, 1996                    14,705,265        19,151,348     $    87,979       $    10,110        $     5,360
     Issuance of Class A common stock to
         employee savings plan                           --                --              --                --                 --
     Redeemable preferred stock dividends                --                --              --                --                 --
     Redeemable preferred stock accretion
         for original issue discount                     --                --              --                --                 --
     Net loss                                            --                --              --                --                 --
                                                -----------       -----------     -----------       -----------        -----------
Balance at September 30, 1997                    14,705,265        19,151,348          87,979            10,110              5,360

     Issuance of Class A common stock to
         employee savings plan                           --                --              --                --                 --
     Redeemable preferred stock dividends                --                --              --                --                 --
     Redeemable preferred stock accretion
         for original issue discount                     --                --              --                --                 --
     Net loss                                            --                --              --                --                 --
                                                -----------       -----------     -----------       -----------        -----------
Balance at September 30, 1998                    14,705,265        19,151,348          87,979            10,110              5,360

     Issuance of Class A common stock to
         employee savings plan                           --                --              --                --                 --
     Exercise of Warrants to purchase

         Class A common stock                       233,502                --           3,674                --             (1,105)
     Conversion of Class B common stock
         to Class A common stock                     70,000          (700,000)            369              (369)                --
     Redeemable preferred stock dividends                --                --              --                --                 --
     Redeemable preferred stock accretion
         for original issue discount                     --                --              --                --                 --
     Net loss                                            --                --              --                --                 --
                                                -----------       -----------     -----------       -----------        -----------
Balance at September 30, 1999                    15,008,767        18,451,348     $    92,022       $     9,741        $     4,255
                                                ===========       ===========     ===========       ===========        ===========



                                                      RETAINED
                                                      EARNINGS           TREASURY
                                                      (DEFICIT)            STOCK               TOTAL
                                                     -----------        -----------        -----------
Balance at September 30, 1996                        $     5,077        $   (15,699)       $    92,827
     Issuance of Class A common stock to
         employee savings plan                            (4,868)             6,252              1,384
     Redeemable preferred stock dividends                 (9,608)                --             (9,608)
     Redeemable preferred stock accretion
         for original issue discount                        (732)                --               (732)
     Net loss                                             (1,268)                --             (1,268)
                                                     -----------        -----------        -----------
Balance at September 30, 1997                            (11,399)            (9,447)            82,603

     Issuance of Class A common stock to
         employee savings plan                            (5,635)             6,955              1,320
     Redeemable preferred stock dividends                (11,025)                --            (11,025)
     Redeemable preferred stock accretion
         for original issue discount                        (747)                --               (747)
     Net loss                                            (18,943)                --            (18,943)
                                                     -----------        -----------        -----------
Balance at September 30, 1998                            (47,749)            (2,492)            53,208

     Issuance of Class A common stock to
         employee savings plan                            (2,312)             2,492                180
     Exercise of Warrants to purchase

         Class A common stock                                 --                 --              2,569
     Conversion of Class B common stock
         to Class A common stock                              --                 --                 --
     Redeemable preferred stock dividends                 (3,986)                --             (3,986)
     Redeemable preferred stock accretion
         for original issue discount                        (843)                --               (843)
     Net loss                                           (185,107)                --           (185,107)
                                                     -----------        -----------        -----------
Balance at September 30, 1999                        $  (239,997)       $        --        $  (133,979)
                                                     ===========        ===========        ===========



         The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

Increase (Decrease) in Cash


                                                                           Year Ended September 30,
                                                                 -------------------------------------------
                                                                   1999             1998             1997
                                                                 ---------        ---------        ---------
Cash flows from operating activities:
     Net loss                                                    $(185,107)       $ (18,943)       $  (1,268)
     Adjustments to reconcile net loss to net cash
         provided by operating activities:
         Depreciation                                               44,679           42,272           43,048
         Amortization and write-off of deferred loan fees            5,946            1,910            1,911
         Deferred income tax benefit                                    --           (2,049)            (760)
         (Gain) loss on asset sales                                 (4,666)             (30)             863
         Write-down of impaired assets                                  --           17,811               --
         Provision for write-off of leasehold improvements
             related to rejected executory contracts                 1,485               --               --
         (Increase) decrease in current assets -
             Accounts receivable, net                               48,234           (3,267)          16,364
             Inventories                                            58,264          (15,143)          (6,942)
             Prepaid expenses and other                             (1,350)          13,821           (2,634)
         Increase (decrease) in current liabilities -
             Accounts payable                                       35,243          (12,231)         (13,227)
             Accrued liabilities                                    (1,914)           1,635            2,991
             Accrued payroll and related taxes                      (1,829)            (941)           2,232
             Production prepayments                                     --               --           (9,763)
             Accrued interest payable                               10,329              521             (187)
             Accrued pension and profit sharing costs               (1,219)             481             (558)
                                                                 ---------        ---------        ---------
Net cash provided by operating activities                            8,095           25,847           32,070
                                                                 ---------        ---------        ---------
Cash flows from investing activities:
     Purchase of property, plant and equipment                      (8,025)         (10,893)         (47,724)
     Proceeds from sale of property, plant and equipment             4,684               34               21
     Change in other assets                                             --               --            1,238
                                                                 ---------        ---------        ---------
Net cash used for investing activities                           $  (3,341)       $ (10,859)       $ (46,465)
                                                                 ---------        ---------        ---------



         The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)
                      STATEMENTS OF CASH FLOWS (Continued)
                (Dollars in thousands, except per share amounts)

Increase (Decrease) in Cash


                                                                     Year Ended September 30,
                                                            ----------------------------------------
                                                              1999            1998            1997
                                                            --------        --------        --------
Cash flows from financing activities:
     Borrowings from credit facilities                      $ 19,794        $ 25,649        $ 51,987
     Payments on credit facilities                           (25,097)        (39,785)        (40,513)
     Payments for deferred loan fees and other assets         (1,580)             --              (4)
     Change in bank overdraft                                  2,129            (852)          2,328
                                                            --------        --------        --------
Net cash provided by (used for) financing activities          (4,754)        (14,988)         13,798
                                                            --------        --------        --------
Net decrease in cash                                              --              --            (597)
Cash at beginning of year                                         --              --             597
                                                            --------        --------        --------
Cash at end of year                                         $     --        $     --        $     --
                                                            ========        ========        ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
         Interest (net of amount capitalized)               $  9,268        $ 40,052        $ 38,934
         Income taxes                                             --              --              --


Supplemental schedule of noncash financing activities:

     For the years ended September 30, 1999, 1998 and 1997, the Company increased the redeemable preferred stock by $843, $747, and $732, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance. At September 30, 1999, the Company had accrued dividends payable of $28,492 (total contractual dividends of $36,861).

     During the year ended September 30, 1999, warrants to purchase 233,502 shares of Class A common stock were exercised at $11 per share. The exercise price was paid to the Company with 11,642 shares of redeemable preferred stock as provided for in the redeemable preferred stock agreement.

         The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY
                             (DEBTOR-IN-POSSESSION)

                          NOTES TO FINANCIAL STATEMENTS

1 NATURE OF OPERATIONS AND BUSINESS CONDITIONS

The Company's steel mill manufactures a wide range of coiled and flat plate, sheet, pipe and slabs for sale to various distributors, steel processors or end-users primarily in the western and central United States.

On February 1, 1999, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Utah, Central Division. The filing was made necessary by a lack of sufficient liquidity. The Company's operating results for fiscal years 1998 and 1999 were severely affected by, among other things, the dramatic surge in steel imports beginning in 1998. As a consequence of record-high levels of low-priced steel imports and the resultant deteriorating market conditions, the Company's overall price realization and shipments declined precipitously. Decreased liquidity made it impossible for the Company to service its debt and fund ongoing operations. Therefore, the Company sought protection under Chapter 11 of the Bankruptcy Code. Prior to the bankruptcy filing, the Company did not make the $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004. The Bankruptcy Code generally prohibits the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% senior notes due 2004 and the 11 1/8% senior notes due 2001 (collectively, the "Senior Notes"), except pursuant to a confirmed plan of reorganization. The Company is in possession of its properties and assets and continues to manage its businesses as debtor-in-possession subject to the supervision of the Bankruptcy Court. The Company has a $125 million debtor-in-possession credit facility in place (See Note 3).

As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes and dividends on its redeemable preferred stock. Contractual interest on the Senior Notes for the year ended September 30, 1999 was $33.1 million, which is $22.0 million in excess of recorded interest expense included in the accompanying financial statement. Contractual dividends on the redeemable preferred stock as of September 30, 1999, was approximately $36.9 million, which is $8.4 million in excess of dividends accrued in the accompanying balance sheet.

Pursuant to the provisions of the Bankruptcy Code, all actions to collect upon any of the Company's liabilities as of the petition date or to enforce pre-petition date contractual obligations were automatically stayed. Absent approval from the Bankruptcy Court, the Company is prohibited from paying pre-petition obligations. However, the Bankruptcy Court has approved payment of certain pre-petition liabilities such as employee wages and benefits and certain other pre-petition obligations. Additionally, the Bankruptcy Court has approved for the retention of legal and financial professionals. As debtor-in-possession, the Company has the right, subject to Bankruptcy Court approval and certain other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. Parties affected by such rejections may file pre-petition claims with the Bankruptcy Court in accordance with bankruptcy procedures.

The Company is currently developing a plan of reorganization (the "Plan of Reorganization") through, among other things, discussions with the official creditor committees appointed in the Chapter 11 proceeding. The objective of the Plan of Reorganization is to restructure the Company's balance sheet to (i) significantly strengthen the Company's financial flexibility throughout the business cycle, (ii) fund required capital expenditures and working capital needs, and (iii) fulfill those obligations necessary to facilitate emergence from Chapter 11. In conjunction with the Plan of Reorganization, the Company intends to apply in January 2000 for a government loan guarantee under the Emergency Steel Loan Guarantee Program (the "Loan Guarantee Program"). The application will seek a government loan guarantee for a portion of the financing required to consummate the Plan of Reorganization with the remaining financing being provided through other means. In connection with preparing the loan guarantee application, the Company is in the final phase of selecting and negotiating terms with a major bank to serve as the primary lender under the Loan Guarantee Program. There can be no assurance that the Company will be accepted to participate in the Loan Guarantee Program or that, with or without a guarantee, the Company can obtain the necessary financing to consummate the Plan of Reorganization.

Although management expects to file the Plan of Reorganization, there can be no assurance at this time that a Plan of Reorganization will be proposed by the Company, approved or confirmed by the Bankruptcy Court, or that such plan will be consummated. The Bankruptcy Court has granted the Company's request to extend its exclusive right to file a Plan of Reorganization through February 28, 2000. While the Company intends to request further extensions of the exclusivity period if necessary, there can be no assurance that the Bankruptcy Court will grant such further extensions. If the exclusivity period were to expire or be terminated, other interested parties, such as creditors of the Company, would have the right to propose alternative plans of reorganization.

Although the Chapter 11 Bankruptcy filing raises substantial doubt about the Company's ability to continue as a going-concern, the accompanying financial statements have been prepared on a going concern basis. This basis contemplates the continuity of operations, realization of assets, and discharge of liabilities in the ordinary course of business. The statements also present the assets of the Company at historical cost and the current intention that they will be realized as a going concern and in the normal course of business. A plan of reorganization could materially change the amounts currently disclosed in the financial statements.

The accompanying financial statements do not present the amount which may ultimately be paid to settle liabilities and contingencies which may be allowed in the Chapter 11 Bankruptcy cases. Under Chapter 11 Bankruptcy, the right of, and ultimate payment by the Company to pre-petition creditors may be substantially altered. This could result in claims being paid in the Chapter 11 Bankruptcy proceedings at less (and possibly substantially less) than 100 percent of their face value. At this time, because of material uncertainties, pre-petition claims are carried at the Company's face value in the accompanying financial statements. Moreover, the interests of existing preferred and common shareholders could, among other things, be very substantially diluted or even eliminated. Further information about the financial impact of the Chapter 11 Bankruptcy filings is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Management expects that a Plan of Reorganization will be completed and ready to file with the bankruptcy court during the first calendar quarter of 2000. The Plan of Reorganization will be conditioned on the Company being approved for a guarantee under the Loan Guarantee Program. There can be no assurance as to the actual timing for the filing of the Plan of Reorganization or the approval thereof by the Bankruptcy Court, if at all.

As a result of favorable outcomes to various trade cases as well as improving market conditions in several foreign economies, market conditions for the Company's products have recently improved. Both the Company's order entry and price realization have improved significantly in recent months. The Company's shipment rate has increased from a low in February 1999 of 44,000 tons to 146,000 tons in November 1999. Similarly, overall price realization has increased by 5.7% during the same period, despite a product mix shift to lower-priced sheet. The timing and magnitude of the recent volume and pricing improvements are consistent with initial market recoveries following the success of previously-filed trade cases. The Company expects in the near term that both volume and pricing will continue to improve gradually.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bankruptcy Accounting

Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in Statement of Position ("SOP") 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code."

SOP 90-7 does not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

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

Inventories

Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a standard costing method) or market value. The composition of inventories as of September 30, 1999 and 1998 was as follows (dollars in thousands):

                                                       1999               1998
                                                     --------           --------
Raw materials                                        $ 17,081           $ 29,250
Semi-finished and finished goods                       33,762             78,746
Operating materials                                     4,617              5,728
                                                     --------           --------
                                                     $ 55,460           $113,724
                                                     ========           ========

Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories.

Insurance Claim Receivable

In August 1998, the Company settled its insurance claim related to a January 1996 plant-wide power outage associated with unusual weather conditions and an operator error. The Company received $24.5 million in September 1998 to resolve the claim. The Company's carrier under the primary layer of insurance previously paid the Company $5.0 million in the fall of 1996. During fiscal years 1997 and 1996, the Company recorded $3.7 million and $12.3 million, respectively, as an offset to cost of goods sold in the accompanying financial statements. Upon settlement of the claim, the Company recorded a $2.1 million offset to selling, general, and administrative expense, a reduction in property, plant and equipment of approximately $12.5 million and operating cost offsets of approximately $3.0 million primarily for depreciation expense previously taken on the reimbursed equipment in the accompanying financial statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

                  Buildings                       31.5 years
                  Machinery and Equipment         2-30 years

Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $0.1 million, $0.3 million and $0.5 million of interest during the years ended September 30, 1999, 1998 and 1997, respectively.

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

Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1999 and 1998, approximately $6.2 million and $13.6 million, respectively, of construction in progress was included in machinery and equipment in the accompanying financial statements.

Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying financial statements. The Company wrote-down certain impaired mineral property development costs during fiscal year 1998 by approximately $6.6 million (see discussion below).

Other Assets

Other assets consist primarily of a long-term defined benefit plan intangible asset of $10.7 million, at September 30, 1999. Other assets also include deferred loan fees incurred in connection with obtaining long-term financing. The deferred loan fees are being amortized on a straight-line basis over the term of the applicable financing agreement. As a result of the bankruptcy filing, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999. Accumulated amortization of deferred loan fees totaled $0.5 million and $8.5 million at September 30, 1999 and 1998, respectively.

Revenue Recognition

Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of estimated customer claims. As of September 30, 1999 and 1998, reserves for estimated customer claims of $4.2 million and $4.8 million, respectively, were included in the allowance for doubtful accounts in the accompanying financial statements.

In April 1999, the Company implemented the practice allowed by its contract with Mannesmann Pipe and Steel ("Mannesmann") to bill Mannesmann and receive payment for inventory that could be assigned to Mannesmann orders prior to actually shipping the product. When the funds are received for such inventory prior to shipment, the Company defers the revenue recognition until the inventory is shipped. Until the product is shipped, the amount of the payment is reflected as a deferred revenue liability and/or inventory reserve. At September 30, 1999, the Company had received approximately $9.5 million from Mannesmann for inventory assigned to Mannesmann orders prior to shipment of the product. This $9.5 million was deferred revenue included in the inventory reserve in the accompanying financial statements as of September 30, 1999.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

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

Accounting for the Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," which was issued in March 1995, SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.

During fiscal year 1998, the Company wrote-down approximately $17.8 million of impaired long-lived assets. The write-down included $8.5 million of in-line scarfing equipment, $6.6 million of mineral property development costs and $2.7 million of other machinery and equipment. The in-line scarfing equipment was originally built to continuously condition the surface of slabs which allowed the Company to direct roll slabs through its manufacturing process. Prior to the implementation of the Company's slab caster, it was anticipated that 10% to 15% of the Company's slabs would have to be conditioned. Based on the continued operating performance of the Company's continuous caster, the Company determined that sustained use of the in-line scarfing equipment is not necessary. Because of its specialized nature and limited utility, this equipment has nominal resale value or alternative use. Accordingly, the equipment was written-down to a zero carrying value and will be retained by the Company as an idled facility.

In order to improve blast furnace productivity and maximize production of hot metal, the Company shifted to the utilization of 100 percent iron ore pellets, rather than using a blend of pellets and lump ore from its mines in Southern Utah. Because the Company has determined to maintain this practice into the future, the Company decreased the estimated value of the mineral development costs associated with mining its Southern Utah ore to $1 million. The estimated value was based on fair value of the mineral property less estimated costs to sell. The Company will hold the mining properties and their remaining development costs with the objective to use lump ore as new technologies are developed that allow the Company in future years to utilize the iron ore reserves from these mines or in the event that the productivity needs from its blast furnaces change. The Company is uncertain as to when the reserves will be utilized, if ever. However, the mineral property is carried at fair market value.

The $2.7 million of other machinery and equipment included iron ingot molds and engineering costs related to a COREX cokeless ironmaking development project. The iron ingot molds are no longer used by the Company in the steelmaking process. The iron ingot molds have been valued at the iron scrap price less costs to break the iron molds into a size to be melted in the steelmaking furnace. When the price of iron scrap dropped with weaker steel demand in 1998, the Company concluded that the value of the iron ingot molds had been impaired for the foreseeable future. The engineering costs related specifically to the COREX cokeless ironmaking project have been written-off because the Company has elected to pursue a different cokeless ironmaking technology.

Basic and Diluted Net Income (Loss) Per Common Share

In February 1997, SFAS No. 128 "Earnings Per Share" was issued. This statement specifies requirements for computation, presentation and disclosure of earnings per share ("EPS"). SFAS No. 128 simplifies the standards for computing EPS and replaces the presentations of Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS. The Company adopted SFAS No. 128 during the quarter ended December 31, 1997. The adoption of SFAS No. 128 did not result in an adjustment to the basic net loss per common share for the years ended September 30, 1998 and 1997, presented in the accompanying statements of operations.

Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding plus the assumed exercise of all dilutive securities using the treasury stock method. For the years ended September 30, 1999, 1998 and 1997, stock options and warrants prior to conversion are not included in the calculation of diluted net loss per common share because their inclusion would be antidilutive. For the year ended September 30, 1999, 1,240,973 common stock equivalents were not included in the calculation of diluted weighted average common shares outstanding because they were antidilutive. Class B common stock is included in the weighted average number of common shares outstanding as one share for every ten shares outstanding because the Class B common stock is convertible to Class A common stock at this same rate.

The net loss for the years ended September 30, 1999, 1998 and 1997 was adjusted for redeemable preferred stock dividends through February 1, 1999 and the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering all of its union employees, effective January 1, 1999. The plan provides benefits that are based on average monthly earnings of the participants. The Company's funding policy provides that payments to the plan shall be at least equal to the minimum funding requirements as actuarially determined by an independent consulting firm. As required, the Company has adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits."

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public enterprises report certain information about operating segments. The statement specifies disclosure requirements about the products and services of a company, the geographic areas in which it operates, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and accordingly, the Company adopted this statement in fiscal year 1999. Adoption of SFAS No. 131 did not have a material impact on the Company's financial statements. Management believes that the company consists of a single operating segment engaged in the production and sale of steel products.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement is effective for fiscal years beginning after June 15, 1999, and is not expected to have a material impact on the Company's financial statements.

Reclassifications

Certain reclassifications were made to the fiscal years 1998 and 1997 presentation to conform to the fiscal year 1999 presentation.

3 LONG-TERM DEBT

The aggregate amounts of principal maturities of long-term debt as of September 30, 1999 and 1998 consisted of the following (dollars in thousands):

                                                                                              1999             1998
                                                                                           ---------        ---------
Senior term notes issued publicly, interest payable  January 15 and July 15 at 9.5%,
    principal due January 15, 2004, unsecured                                              $ 190,000        $ 190,000

Senior term notes issued publicly, interest payable March 15 and September 15 at
    11.125 %, principal due March 15, 2001, unsecured                                        135,000          135,000

Debtor-in-possession credit facility from a syndicate of lenders, interest payable monthly at LIBOR (5.383% at September 30, 1999), plus 2.25%, due on the earlier of the consummation of a plan of reorganization or
    February 19, 2001 (see discussion below), secured by inventories, accounts receivable
    and property, plant and equipment                                                         55,466               --

Revolving credit facility from a syndicate of banks, interest payable monthly at the defined base rate (8.50% at September 30, 1998), plus
    1.50% or the defined LIBOR rate (5.00% at September 30, 1998) plus
    2.75%, paid in February 1999 from proceeds from the debtor-in-possession
    credit facility                                                                               --           60,769
                                                                                           ---------        ---------
                                                                                             380,466          385,769
Less current portion                                                                        (380,466)        (385,769)
                                                                                           ---------        ---------
                                                                                           $      --        $      --
                                                                                           =========        =========


On February 19, 1999, the U.S. District Court for the District of Utah granted the Company's motion to approve a new, $125 million debtor-in-possession credit facility with Congress Financial Corporation (the "Credit Facility"). The Credit Facility expires on the earlier of the consummation of a plan of reorganization or February 19, 2001. The Credit Facility replaced the Company's previous revolving credit facility with a syndicate of banks led by Citicorp

USA, Inc. as agent. The Credit Facility is secured by, among other things, accounts receivable; inventory; and property, plant and equipment. Actual borrowing availability is subject to a borrowing base calculation and the right of the lender to establish various reserves, which it has done. The amount available to the Company under the Credit Facility is approximately 60%, in the aggregate, of eligible inventories, plus 85% of eligible accounts receivable, plus 80% of the orderly liquidation value of eligible equipment up to a maximum of $40 million, less reserves on the various collateral established by the lender. Borrowing availability under the Credit Facility is also subject to other covenants. As of September 30, 1999, the Company's eligible inventories, accounts receivable and eligible equipment supported access to $66.5 million under the Credit Facility. As of September 30, 1999, the Company had $8.6 million available under the Credit Facility, with $55.5 million in borrowings and $2.4 million in letters of credit outstanding. There can be no assurance as to the amount of availability that will be provided in the future or that the lender will not require additional reserves in the future. The terms of the Credit Facility include cross default and other customary provisions.

Prior to the bankruptcy filing, the Company did not make the $9 million interest payment due January 15, 1999 under the terms of the Company's 9 1/2% senior notes due 2004 (the "9 1/2% Senior Notes"). The Bankruptcy Code generally prohibits the Company from making payments on unsecured, pre-petition debt, including the 9 1/2% Senior Notes due 2004 and the 11 1/8% senior notes due 2001 (the "11 1/8% Senior Notes and together with the 9 1/2% Senior Notes, the "Senior Notes"), except pursuant to a confirmed plan of reorganization. As of February 1, 1999, the Company discontinued accruing interest on the Senior Notes. Contractual interest on the Senior Notes for the year ended September 30, 1999 was $33.1 million, which is $22.0 million in excess of recorded interest expense included in the accompanying financial statement.

In connection with the Company's filing of its voluntary petition for relief under Chapter 11 of the Bankruptcy Code on February 1, 1999, the Company wrote-off approximately $3.4 million of unamortized deferred loan fees on its Senior Notes during fiscal year 1999.

The Company estimates that the aggregate fair market value of its Senior Notes was approximately $42.3 million as of September 30, 1999. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

4 MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

During the years ended September 30, 1999, 1998, and 1997, the Company derived approximately 72%, 33% and 33%, respectively, of its net sales through one customer, which is a distributor to other companies. International sales during the years ended September 30, 1999, 1998 and 1997 did not exceed 10%.

5 INCOME TAXES

The provision (benefit) for income taxes as of September 30, 1999, 1998 and 1997 consisted of the following (dollars in thousands):


                                                1999            1998            1997
                                              --------        --------        --------
Current income tax provision (benefit)
    Federal                                   $     --        $    227        $    (11)
    State                                           --              32              (2)
                                              --------        --------        --------
                                                    --             259             (13)
                                              --------        --------        --------
Deferred income tax provision (benefit)
    Federal                                     51,418           3,461            (665)
    State                                        7,345             495             (95)
    Change in valuation allowance              (58,763)         (6,005)             --
                                              --------        --------        --------
                                                    --          (2,049)           (760)
                                              --------        --------        --------
Benefit for income taxes                      $     --        $ (1,790)       $   (773)
                                              ========        ========        ========

The benefit for income taxes as a percentage of loss for the years ended September 30, 1999, 1998 and 1997 differs from the statutory federal income tax rate due to the following:

                                                            1999           1998           1997
                                                           ------         ------         ------
Statutory federal income tax rate                           (35.0)%        (35.0)%        (35.0)%
State income taxes, net of federal income tax impact         (3.3)          (3.3)          (3.3)
Change in valuation allowance                                38.3           29.7             --
Other                                                          --             --            0.4
                                                           ------         ------         ------
Effective income tax rate                                    -- %           (8.6)%        (37.9)%
                                                           ======         ======         ======

As of September 30, 1999, the Company had deferred income tax assets of $112.9 million. The deferred income tax assets have been reduced by a $64.8 million valuation allowance. This valuation allowance was established during the years ended September 30, 1999 and 1998, for a portion of the Company's net operating loss carryforward. The components of the net deferred income tax assets and liabilities as of September 30, 1999 and 1998 were as follows (dollars in thousands):

                                                         September 30,
                                                  --------------------------
                                                     1999             1998
                                                  ---------        ---------
Deferred income tax assets:
Net operating loss carryforward                   $  89,214        $  36,439
Write-down of impaired assets                            --            6,144
Inventory costs capitalized                           9,481            4,987
Alternative minimum tax credit carryforward           6,464            6,464
Accrued vacation                                      1,168            1,543
Allowance for doubtful accounts                       4,179            2,333
General business credits                              2,064            2,440
Other                                                   374              326
                                                  ---------        ---------
Total deferred income tax assets                    112,944           60,676
Valuation allowance                                 (64,768)          (6,005)
                                                  ---------        ---------
                                                     48,176           54,671
                                                  ---------        ---------
Deferred income tax liabilities:
Accelerated depreciation                            (46,181)         (49,427)
Mineral property development costs                       --           (2,476)
Operating supplies                                   (1,995)          (2,768)
                                                  ---------        ---------
Total deferred income tax liabilities               (48,176)         (54,671)
                                                  ---------        ---------
                                                  $      --        $      --
                                                  =========        =========

As of September 30, 1999, the Company had a net operating loss carryforward for financial reporting purposes of approximately $201.1 million. As of September 30, 1999, the Company had a net operating loss carryforward and an alternative minimum tax credit carryforward for tax reporting purposes of approximately $233.2 million and $6.5 million, respectively. Net operating loss carryforwards of $45.7 million, $36.7 million, $16.4 million, $39.0 million and $95.4 million expire on December 31, 2009, 2011, 2012, 2018 and 2019, respectively. The alternative minimum tax credit carryforward of $6.5 million at September 30, 1999 currently does not expire.

6 COMMITMENTS AND CONTINGENCIES

Capital Projects

The Company has incurred substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product lines, improving product quality and increasing throughput rates. The Company spent $8.0 million and $10.9 million (net of a $12.5 million insurance claim settlement for capital expenditures covered by the January 1996 power outage insurance claim settlement described in Note 2) on capital projects during the fiscal years ended September 30, 1999 and 1998, respectively. These expenditures were made primarily in connection with the Company's ongoing modernization and capital maintenance efforts. Capital expenditures for fiscal year 2000 are estimated at approximately $30 million, which includes a blast furnace reline, maintenance items and various projects designed to reduce costs and increase product quality and throughput. Given the Company's Chapter 11 bankruptcy proceedings, current market conditions and the uncertainties created thereby, the Company is continuing to closely monitor its capital spending levels. Depending on market, operational, liquidity and other factors, the Company may elect to adjust the design, timing and budgeted expenditures of its capital plan.

Legal Matters

The Company is subject to various legal matters, which it considers normal for its business activities. Management, after consultation with the Company's legal counsel, believes that, with the exception of matters relating to the Chapter 11 proceeding, these matters will not have a material impact on the financial condition or results of operations of the Company.

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

The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment, the coke oven gas desulfurization facility and other projects. The Company has budgeted a total of approximately $8.1 million for environmental capital improvements in fiscal years 2000 and 2001. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted for capital expenditures for environmental matters, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and the amount of associated costs is reasonably determinable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the engineering or feasibility study or the commitment to a formal plan of action. These accruals may be adjusted as further information becomes available or circumstances change. If recoveries of remediation costs from third parties are probable, a receivable is recorded. As of September 30, 1999, the Company determined that there were no environmental compliance or remediation obligations requiring accruals in the accompanying financial statements.

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

At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without the sharing arrangement described below) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

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

Purchase Commitments

On February 10, 1989, the Company entered into an agreement, which has subsequently been amended, to purchase interruptible and firm back-up power through February 28, 2002. For interruptible power, the Company pays an energy charge adjusted annually to reflect changes in the supplier's average energy costs and facilities charge, based on 110,000 kilowatts, adjusted annually to reflect changes in the supplier's per megawatt fixed transmission investment. The Company's minimum purchase commitment is $2.5 million, $2.6 million and $1.1 million for fiscal years 2000, 2001 and 2002, respectively. The Company recently reached an agreement (subject to Public Service Commission approval) to fix the price escalation rate under the agreement at 3 3/4%, 4% and 5%, respectively, for the final three years of the agreement.

Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in April 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the PPI. The annual base charge is approximately $5.1 million.

Effective June 6, 1995, the Company entered into an agreement to purchase 800 tons a day of oxygen from a new plant constructed at the Company's steel mill which is owned and operated by an independent party. The new plant was completed June 20, 1997. The Company pays a monthly facility charge which is adjusted semi-annually each January 1 and July 1 based on an index. The contract continues through July 2012 and includes a minimum annual facility charge of approximately $5.3 million.

Effective June 10, 1997, the Company entered into an agreement to purchase 100% of the oxygen, nitrogen and argon produced at a facility that is owned and operated by an independent party. The contract expires in September 2002 and specifies that the Company will pay a monthly facility charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in PPI. The minimum annual facility charge is approximately $1.0 million.

Effective September 1, 1998, the Company entered into an agreement to purchase 35,000 MMBtu per day of firm natural gas with provisions to offsell any unusable volumes to offset other agreements with the expiration date of June 30, 2000. The price is adjusted monthly based on the index price as reported by "Inside FERC Gas Market Report." The Company's minimum purchase commitment is approximately $22.6 million for fiscal year 2000.

On September 12, 1997, the Company entered into an agreement to purchase natural gas transportation service for 35,000 decatherms per day commencing October 1, 1998 and continuing through September 30, 2003. The Company's minimum purchase commitment is approximately $1.48 million per year.

The Company has historically purchased iron ore pellets from USX. The Company's pellet agreement with USX expires on December 31, 1999. The Company has begun discussions with USX and other potential vendors regarding a new pellet supply contract and has reached an interim understanding with USX for a short-term supply arrangement. Management believes that the Company will be able to complete a new pellet supply contract with USX or a substitute vendor. However, there can be no assurance that a new contract can be completed or that USX will continue to supply pellets to the Company. If the Company is unable to enter into a new pellet supply contract, the Company's operating results could be adversely affected.

Lease Obligations

The Company leases certain facilities and equipment used in its operations. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The aggregate commitments under non-cancelable operating leases exclude executory lease contracts expected to be rejected as part of the Chapter 11 proceedings. The aggregate commitments under non-cancelable operating leases at September 30, 1999, were as follows (dollars in thousands):

               Year Ending September 30,
               -------------------------
                           2000                   $ 3,405
                           2001                     3,125
                           2002                       809
                           2003                       139
                           2004                         7
                           Thereafter                  86
                                                  -------
                                                  $ 7,571
                                                  =======

Total rental expense for non-cancelable operating leases was approximately $8.7 million, $9.2 million and $9.9 million for the years ended September 30, 1999, 1998 and 1997, respectively.

Letters of Credit

As of September 30, 1999, the Company had outstanding letters of credit totaling approximately $2.4 million.

7 REDEEMABLE PREFERRED STOCK

In March 1993, the Company issued $40 million of 14% cumulative redeemable exchangeable preferred stock (the "Redeemable Preferred Stock") at a price of $100 per share and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock. As of September 30, 1999, the Redeemable Preferred Stock consisted of 388,358 shares, no par value, with a liquidation preference of approximately $151 per share. Pursuant to the Redeemable Preferred Stock Agreement, 11,642 shares of Redeemable Preferred Stock have been used by the holders thereof to pay for the exercise of warrants to purchase 233,502 shares of Class A common stock. The warrants to purchase the Company's Class A common stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000. At September 30, 1999, warrants to purchase 898,498 shares of Class A common stock were outstanding. Dividends on the Redeemable Preferred Stock accrue at a rate equal to 14% per annum of the liquidation preference and are payable quarterly in cash from funds legally available therefor. The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. Restricted payment limitations under the Senior Notes precluded payment of the quarterly preferred stock dividends beginning with the dividend due June 15, 1996. Unpaid dividends accumulate until paid and accrue additional dividends at a rate of 14% per annum. As of February 1, 1999, the Company discontinued recording dividends on the Redeemable Preferred Stock. Unpaid contractual dividends as of September 30, 1999, were approximately $36.8 million, which is $8.4 million in excess of dividends accrued in the Company's balance sheet. The Company will not pay dividends on the Redeemable Preferred Stock during the pendency of its Chapter 11 proceeding and any payments will be subject to a confirmed plan of reorganization. Both the Redeemable Preferred Stock and/or the Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums.

The Company estimates that its Redeemable Preferred Stock had nominal fair market value at September 30, 1999. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock had no value at September 30, 1999. The Company's estimates for the Redeemable Preferred Stock and warrants to purchase Class A common stock were based on management's estimates.

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

Stock option activity for the years ended September 30, 1999, 1998 and 1997 consisted of the following:

                                                            Exercise         Weighted
                                         Number of          Price per     Average Exercise
                                           Shares          Share Range     Price Per Share
                                        ----------        -------------    ----------------
Outstanding at September 30, 1996          907,513        $3.75 - 10.91       $  7.33
Granted                                    810,000                 2.25          2.25
Canceled                                   (90,850)         2.25 - 8.66          4.97
                                        ----------        -------------       -------
Outstanding at September 30, 1997        1,626,663         2.25 - 10.91          4.93
Granted                                    304,486          2.06 - 2.44          2.76
Canceled                                   (40,010)         2.25 - 8.66          7.19
                                        ----------        -------------       -------
Outstanding at September 30, 1998        1,891,139         2.06 - 10.91          4.54
Granted                                     10,000                 0.56          0.56
Canceled                                  (660,166)         2.25 - 7.75          4.30
                                        ----------        -------------       -------
Outstanding at September 30, 1999        1,240,973        $0.56 - 10.91       $  4.63
                                        ==========        =============       =======


Options to purchase 1,003,772, 1,032,606 and 565,275 shares of Class A common stock were exercisable on September 30, 1999, 1998 and 1997, respectively. As of September 30, 1999, 661,776 shares of Class A common stock are available for grant under the plans.

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

                                                                 Year Ended September 30,
                                                    ------------------------------------------------
                                                       1999               1998              1997
                                                    -----------        -----------       -----------
Net loss as reported                                $  (185,107)       $   (18,943)      $    (1,268)
Net loss pro forma                                     (185,254)           (19,166)           (1,650)
Diluted net loss per common share as reported       $    (11.33)       $     (1.90)      $      (.74)
Diluted net loss per common share pro forma              (11.34)             (1.92)             (.77)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of such expenses in future years.

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999, 1998 and 1997, in calculating compensation cost: expected stock price volatility of 89.6%, 71.6% and 60.8% for 1999, 1998 and 1997,
respectively, an average risk free interest rate of approximately 5.30%, 5.75% and 6.25% for 1999, 1998 and 1997, respectively, and expected lives ranging between three years to seven years for 1999 and 1998 and for seven years for 1997.

The weighted average fair value of options granted during fiscal years 1999, 1998 and 1997 was $0.29, $1.65 and $1.24 per share, respectively. At September 30, 1999, the 1,240,973 options outstanding have exercise prices between $0.56 and $10.91 per share with a weighted average exercise price of $4.63 and a weighted average remaining contractual life of 4.9 years. 1,003,772 of these options are exercisable with a weighted average exercise price of $4.97.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. The Company matches participants' contributions not to exceed 1% of their compensation. Beginning in December 1999, the Company match is made in cash. Prior to December 1999, the Company matched participants' contributions to the savings plan in shares of class A common stock. For the pension plan, the Company contributed 5% of each participant's compensation to this plan for the years ended September 30, 1999, 1998 and 1997. Total contributions by the Company for both plans for the years ended September 30, 1999, 1998 and 1997 were $2.9 million, $5.1 million and $5.1 million, respectively. The participants vest in these contributions at 20% for each year of service until fully vested after five years.

Union Employee Defined Benefit Pension Plan

The Company provides a union employee defined benefit pension plan. The plan covers all of the Company's union employees and is effective January 1, 1999. The plan provides benefits that are based on average monthly earnings of the participants. At the retirement date, the calculated defined benefit is reduced by the amount of pension benefits provided by the USX pension plan and amounts included in the retirees defined contribution pension and 401k plans. The following provides a reconciliation of the change in benefit obligation for fiscal year 1999 (dollars in thousands):

Benefit obligation as of January 1, 1999          $ 12,047
     Service cost                                      201
     Interest cost                                     621
     Actual distributions                             (486)
     Actuarial gains                                  (701)
                                                  --------
Benefit obligation as of September 30, 1999       $ 11,682
                                                  ========


The following provides a reconciliation for plan assets for the fiscal year 1999 (dollars in thousands):

Fair value of plan assets as of January 1, 1999          $  --
     Company contributions                                 600
     Benefits paid from plan assets                       (486)
     Actual return on plan assets                            2
                                                         -----
Fair value of plan assets as of September 30, 1999       $ 116
                                                         =====

The following provides the funded status of the plan as of September 30, 1999 (dollars in thousands):

     Funded status                                   $(11,566)
     Unrecognized prior service cost                   11,434
     Unrecognized net actuarial loss                     (703)
                                                     --------
     Preliminary accrued benefit liability               (835)
     Additional liability                             (10,731)
                                                     --------
Funded Status of plan as of September 30, 1999       $ 11,566
                                                     ========


Net periodic pension cost includes the following components for the year ended September 30, 1999 (dollars in thousands):

Service cost                             $  201
Interest cost                               621
Amortization of prior service cost          613
                                         ------
                                         $1,435
                                         ======


The assumptions as of September 30, 1999 are as follows:

Discount rate                                    8.00%
Long-term rate of return on plan assets          8.00%
Rate of compensation increase                    3.00%

Voluntary Employee Beneficiary Association Trust

Effective March 1, 1995, the Company established a voluntary employee beneficiary association trust ("VEBA Trust") to fund post-retirement medical benefits for future retirees covered by the collective bargaining agreement. Company cash contributions to the VEBA Trust are $.20 from May 1, 1999 through May 1, 2000, $.15 from May 1, 1998 through May 1, 1999 and $.10 prior to May 1, 1998 for each hour of work performed by employees covered by the collective bargaining agreement. In addition, union employees provided a contribution to the VEBA Trust based on a reduction from their performance dividend plan payment until April 30, 1998. Beginning January 1, 1999, the Plan began paying a portion of the COBRA payments for eligible retired participants. Eligibility requirements and related matters currently are being determined based on the current plan assets and level of Company contribution.

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

Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match participants' contributions to the employee savings plan in shares of Class A common stock up to 4% of their compensation. Beginning in December 1999, the Company began matching participants' contributions in cash. Prior to December 1999, the Company matched participants' contributions to the savings plan in shares of Class A common stock. For the pension plan, the Company contributed 5% of each participant's compensation to this plan for the years ended September 30, 1999, 1998 and 1997. During the years ended September 30, 1999, 1998 and 1997, total contributions by the Company were $1.4 million, $1.9 million and $2.2 million, respectively. The participants vest in the Company's contributions at 20% for each year of service until fully vested after five years.

Profit Sharing and Bonus Programs

The Company has a profit sharing program for full-time union eligible employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. No profit sharing was accrued or paid in the years ended September 30, 1999, 1998 and 1997.

The Company also has implemented a performance dividend plan designed to reward employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance dividend plan payments in any given fiscal year. During the year ended September 30, 1999, there were no performance dividend plan expenses. During the years ended September 30, 1998 and 1997, performance dividend plan expenses were $8.5 million and $9.6 million, respectively.

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

11   SUBSEQUENT EVENT

Subsequent to September 30, 1999, the Company finalized an agreement to sell its quarry for $10.0 million ($1.5 million of which is contingent upon the future issuance, by the relevant governmental entity, of a conditional use permit) and received $8.5 million in October 1999. There can be no assurance that the conditional use permit will be issued or that the Company will receive the additional $1.5 million of the sale price. Pursuant to the sale, the Company entered into a contract with the buyer of the quarry for the purchase of limestone to meet its production requirements at a per ton price that is lower than the Company's historical production cost.

12 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected quarterly financial information for the years ended September 30, 1999 and 1998 is as follows (dollars in thousands):

1999 Quarters                                       First          Second          Third           Fourth
-------------                                       -----          ------          -----           ------
Net sales                                         $ 78,699        $ 59,345        $ 87,000        $ 89,682
Gross margin                                       (29,538)        (31,559)        (21,535)        (24,454)
Net loss                                           (49,818)        (42,279)        (29,491)        (63,519)
Net loss applicable to common shares               (53,008)        (43,545)        (29,677)        (63,706)
Basic and diluted net loss per common share          (3.30)          (2.68)          (1.76)          (3.78)


1998 Quarters                                                First           Second          Third            Fourth
-------------                                                -----           ------          -----            ------
Net sales                                                  $ 181,513        $192,405       $ 188,735        $ 157,800
Gross margin                                                  11,793          22,002          20,146            7,380
Net income (loss)                                             (2,715)          3,392           2,013          (21,633)
Net income (loss) applicable to common shares                 (5,516)            498            (976)         (24,721)
Basic and diluted net income (loss) per common share            (.35)            .03            (.06)           (1.51)